UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2014

____________________________

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statements on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statements No. 333-174483 and No. 333-191414), except for the review report of the independent registered public accounting firm included on page F-1 and all references thereto.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED FINANCIAL STATEMENTS

INDEX			Page
Independent Auditors' Report			F-	1
Consolidated Balance Sheets			F-	3
Consolidated Income Statements			F-	5
Consolidated Statements of Comprehensive Income			F-	6
Consolidated Statements of Changes in Total Equity			F-	7
Consolidated Cash Flows Statements for			F-	8
Notes to the Consolidated Financial Statements
Note	1	Introduction, basis of presentation of the consolidated financial statements and other information	F-	9
Note	2	Accounting policies and measurement bases	F-	12
Note	3	Change in the scope of consolidation	F-	30
Note	4	Cash and balances with the Brazilian Central Bank	F-	31
Note	5	Loans and amounts due from credit institutions	F-	31
Note	6	Debt instruments	F-	32
Note	7	Equity instruments	F-	32
Note	8	Derivatives financial instruments and Short positions	F-	33
Note	9	Loans and advances to customers	F-	41
Note	10	Non-current assets held for sale	F-	44
Note	11	Investments in associates and joint ventures	F-	45
Note	12	Tangible assets	F-	48
Note	13	Intangible assets - Goodwill	F-	49
Note	14	Intangible assets - Other intangible assets	F-	50
Note	15	Other assets	F-	51
Note	16	Deposits from the Brazilian Central Bank and Deposits from credit institutions	F-	51
Note	17	Customer deposits	F-	52
Note	18	Marketable debt securities	F-	52
Note	19	Subordinated liabilities	F-	54
Note	20	Other financial liabilities	F-	56
Note	21	Provisions	F-	56
Note	22	Tax assets and liabilities	F-	66
Note	23	Other liabilities	F-	68
Note	24	Other Comprehensive Income	F-	69
Note	25	Non-controlling interests	F-	71
Note	26	Shareholders’ equity	F-	71
Note	27	Earnings per share	F-	74
Note	28	Operational Ratios	F-	75
Note	29	Interest and similar income	F-	76
Note	30	Interest expense and similar charges	F-	76
Note	31	Income from equity instruments	F-	76
Note	32	Fee and commission income	F-	77
Note	33	Fee and commission expense	F-	77
Note	34	Gains (losses) on financial assets and liabilities (net)	F-	78
Note	35	Exchange differences (net)	F-	78
Note	36	Other operating income (expense)	F-	78
Note	37	Personnel expenses	F-	78
Note	38	Other administrative expenses	F-	83
Note	39	Gains (losses) on disposal of assets not classified as non-current assets held for sale	F-	83
Note	40	Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations	F-	83
Note	41	Other disclosures	F-	84
Note	42	Operating segments	F-	91
Note	43	Related party transactions	F-	94
Note	44	Risk management	F-	103
Note	45	Supplementary information – Conciliation of shareholders’ equity and net income	F-	123
Note	46	Subsequent events	F-	125
APPENDIX I		SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.	F-	126
Management Reports			F-	128
Executive’s Report of Financial Statements
Executive’s Report of Independent Auditors' Report

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1.981
04717-906 - São Paulo - SP
Brasil

Telefone: (11) 5186-1000
Fac-símile: (11) 5181-2911
www.deloitte.com.br
(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Management and Shareholders of
Banco Santander (Brasil) S.A.
São Paulo - SP

We have audited the consolidated financial statements of Banco Santander (Brasil) S.A., its subsidiaries and special purpose entities (“Bank”), consisting of the consolidated balance sheet as of December 31, 2013 and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the year then ended, and a summary of the significant accounting practices and other notes to the financial statements.

Management’s responsibility for the consolidated financial statements

The Bank’s Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards  -IFRS, issued by the International Accounting Standards Board - IASB, and for the internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Independent auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit, which was conducted in accordance with Brazilian and international standards on auditing. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing selected procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Bank’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte Touche Tohmatsu

Opinion

In our opinion, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the consolidated financial position of Banco Santander (Brasil) S.A., its subsidiaries and special purpose entities as of December 31, 2013, and the results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

Emphasis related to the restatement of comparative figures

As mentioned in note 1.b, due to changes in accounting practices adopted by the Bank in its consolidated financial statements for the year ended December 31, 2013, the amounts related to the year ended December 31, 2012 as well as the amounts of December 31, 2011, were adjusted and are being restated as required by IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors. Our conclusion does not contain any qualification related to this subject.

Other matters

Statements of value added

We have also audited the consolidated statement of value added (“DVA”) included in the note 41.j as supplemental information for the year ended December 31, 2013, prepared under the responsibility of the Bank’s management, whose presentation by publicly-held companies is required by Brazilian Corporate Law, and as supplemental information for IFRS that does not require a presentation of DVA. These statements were subject to the same auditing procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, March 27, 2014

/s/ DELOITTE TOUCHE TOHMATSU DELOITTE TOUCHE TOHMATSU	/s/ Gilberto Bizerra de Souza Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS
(Thousands of Brazilian Reais - R$)

Assets	Note	2013	2012 - adjusted	2011 - adjusted

Cash and Balances With The Brazilian Central Bank	4	51,714,210	55,535,240	65,938,003

Financial Assets Held For Trading		30,218,787	31,638,269	29,901,495
Debt instruments	6	22,840,499	26,646,708	25,298,804
Equity instruments	7	477,577	428,589	448,209
Trading derivatives	8	6,900,711	4,562,972	4,154,482

Other Financial Assets At Fair Value Through Profit Or Loss		1,298,296	1,228,318	665,369
Loans and amounts due from credit institutions	5	112	5,065	60,813
Debt instruments	6	105,850	124,187	230,037
Equity instruments	7	1,192,334	1,099,066	374,519

Available-For-Sale Financial Assets		46,287,082	44,148,620	44,608,201
Debt instruments	6	44,957,272	43,044,570	43,300,354
Equity instruments	7	1,329,810	1,104,050	1,307,847

Loans and Receivables		258,777,511	226,957,041	202,757,191
Loans and amounts due from credit institutions	5	46,043,184	29,913,132	19,628,861
Loans and advances to customers	9	212,734,327	196,774,297	183,066,268
Debt instruments	6	-	269,612	62,062

Hedging Derivatives	8	322,817	156,163	80,708

Non-Current Assets Held For Sale	10	274,730	165,710	132,388

Investments in Associates and Joint Ventures	11	1,063,803	472,093	422,225

Tax Assets	22	22,060,488	21,496,743	17,016,841
Current		2,862,789	3,538,238	2,077,224
Deferred		19,197,699	17,958,505	14,939,617

Other Assets	15	5,084,668	5,600,727	4,802,873

Tangible Assets	12	6,885,927	5,938,228	5,008,306

Intangible Assets		29,064,376	29,270,711	29,245,332
Goodwill	13	27,217,565	27,217,565	27,217,565
Other intangible assets	14	1,846,811	2,053,146	2,027,767

TOTAL ASSETS		453,052,695	422,607,863	400,578,932

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

Consolidated Financial Statements - December 31, 2013

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS
(Thousands of Brazilian Reais - R$)

Liabilities and Stockholders' Equity	Note	2013	2012 - adjusted	2011 - adjusted

Financial Liabilities Held For Trading		13,554,306	5,351,736	5,047,288
Trading derivatives	8	5,417,795	5,111,553	4,709,660
Short positions		8,136,511	240,183	337,628

Financial Liabilities at Amortized Cost		329,700,620	306,976,206	291,451,686
Deposits from Brazilian Central Bank and deposits from credit institutions	16	34,032,289	35,073,626	51,527,021
Customer deposits	17	200,155,677	188,594,930	174,473,891
Marketable debt securities	18	65,300,548	54,012,018	38,590,423
Subordinated debts	19	8,906,144	11,919,151	10,908,344
Other financial liabilities	20	21,305,962	17,376,481	15,952,007

Hedging Derivatives	8	628,983	281,545	36,071

Provisions	21	10,892,388	12,774,966	11,357,848
Provisions for pensions funds and similar obligations		3,043,311	5,260,700	3,088,593
Provisions for judicial and administrative proceedings, commitments and other provisions		7,849,077	7,514,266	8,269,255

Tax Liabilities		11,693,338	13,784,464	11,875,899
Current		10,069,745	10,219,083	8,127,795
Deferred	22	1,623,593	3,565,381	3,748,104

Other Liabilities	23	4,927,758	4,302,820	3,927,851

Total Liabilities		371,397,393	343,471,737	323,696,643

Stockholders' Equity	26	83,339,506	79,921,205	77,117,409
Share capital		62,634,585	62,634,585	62,634,585
Reserves		17,673,134	14,644,576	10,031,388
Treasury shares		(291,707)	(170,562)	(112,768)
Profit for the year attributable to the Parent		5,723,494	5,482,606	7,739,204
Less: dividends and remuneration		(2,400,000)	(2,670,000)	(3,175,000)

Other Comprehensive Income		(1,973,305)	(1,022,209)	(254,080)

Stockholders' Equity Attributable to the Parent		81,366,201	78,898,996	76,863,329

Non - Controlling Interests	25	289,101	237,130	18,960

Total Stockholders' Equity		81,655,302	79,136,126	76,882,289
Total Liabilities and Stockholders' Equity		453,052,695	422,607,863	400,578,932

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED INCOME STATEMENTS
(Thousands of Brazilian Reais - R$, except for per share data)

	Note	2013	2012 - adjusted	2011 - adjusted

Interest and similar income	29	51,217,046	52,643,537	51,716,177
Interest expense and similar charges	30	(22,737,825)	(21,056,577)	(23,920,100)
Interest Net Income		28,479,221	31,586,960	27,796,077
Income from equity instruments	31	81,286	93,734	93,611
Income from companies accounted for by the equity method	11	91,342	73,322	54,216
Fee and commission income	32	10,741,623	9,610,855	8,628,720
Fee and commission expense	33	(2,641,167)	(2,000,929)	(1,429,279)
Gains (losses) on financial assets and liabilities (net)	34	(1,145,887)	(548,200)	(133,907)
Financial assets held for trading		(2,599,638)	(1,456,070)	(902,167)
Other financial instruments at fair value through profit or loss		44,000	238,208	57,039
Financial instruments not measured at fair value through profit or loss		1,406,375	655,838	685,355
Other		3,376	13,824	25,866
Exchange differences (net)	35	551,059	378,033	(121,364)
Other operating income (expense)	36	(444,888)	(623,493)	(377,701)
Total Income		35,712,589	38,570,282	34,510,373
Administrative expenses		(13,850,360)	(13,772,733)	(12,782,784)
Personnel expenses	37	(7,045,610)	(7,086,356)	(6,607,391)
Other administrative expenses	38	(6,804,750)	(6,686,377)	(6,175,393)
Depreciation and amortization		(1,251,916)	(1,200,875)	(1,000,388)
Tangible assets	12	(726,989)	(724,990)	(570,132)
Intangible assets	14	(524,927)	(475,885)	(430,256)
Provisions (net)	21.b	(2,692,818)	(2,056,606)	(2,985,326)
Impairment losses on financial assets (net)		(14,118,071)	(16,475,596)	(9,381,549)
Loans and receivables	9.c	(13,899,789)	(16,475,596)	(9,381,549)
Other financial instruments not measured at fair value through profit or loss	7	(218,282)	-	-
Impairment losses on other assets (net)		(344,580)	(38,352)	(38,605)
Other intangible assets	14	(285,862)	-	(9,043)
Other assets		(58,718)	(38,352)	(29,562)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	39	459,890	501,006	5,320
Gains (losses) on non-current assets held for sale not classified as discontinued operations	40	103,523	(52,201)	446,776
Operating Profit Before Tax		4,018,257	5,474,925	8,773,817
Income taxes	22	(233,596)	(37,014)	(1,100,923)
Net Profit from Continuing Operations		3,784,661	5,437,911	7,672,894
Discontinued Operations	42	2,063,463	55,313	74,238
Consolidated Profit for the Year		5,848,124	5,493,224	7,747,132
Profit attributable to the Parent		5,723,494	5,482,606	7,739,204
Profit attributable to non-controlling interests	25	124,630	10,618	7,928

Earnings Per Share (Brazilian Reais)	27
From continuing and discontinued operations
Basic earnings per share		14.39	13.77	19.39
Diluted earning per share		14.38	13.77	19.39
From continuing operations
Basic earnings per share		9.20	13.63	19.21
Diluted earning per share		9.20	13.63	19.21

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Thousands of Brazilian Reais - R$)

	2013	2012	2011

Consolidated Profit for the Year	5,848,124	5,493,224	7,747,132

Other Comprehensive Income Which May be Reclassified to net Income:	(2,143,157)	533,969	184,391
Available-for-sale financial assets	(2,232,616)	800,471	10,602
Valuation adjustments	(2,456,005)	1,976,989	807,371
Amounts transferred to income statement	(1,406,375)	(655,983)	(705,279)
Income taxes	1,629,764	(520,535)	(91,490)
Cash flow hedges	89,459	(266,502)	173,789
Valuation adjustments	(53,682)	(467,880)	15,149
Amounts transferred to income statement	289,318	(163)	261,603
Income taxes	(146,177)	201,541	(102,963)
Net investment hedge	239,255	(424,774)	-
Net investment hedge	398,758	(303,410)	-
Income taxes	(159,503)	(121,364)	-
Exchange on investments Abroad	(239,255)	424,774	-
Exchange on investments Abroad	(398,758)	303,410	-
Income taxes	159,503	121,364	-

Other Comprehensive Income Which May not be Reclassified to net Income:	1,187,695	(1,314,228)	(728,858)
Defined benefits plan	1,187,695	(1,314,228)	(728,858)
Defined benefits plan	1,984,545	(2,185,708)	(1,214,763)
Income taxes	(796,850)	871,480	485,905

Total Comprehensive Income	4,892,662	4,712,965	7,202,665

Attributable to the parent	4,772,398	4,714,477	7,194,737
Attributable to non-controlling interests	120,264	(1,512)	7,928
Total	4,892,662	4,712,965	7,202,665

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY
(Thousands of Brazilian Reais - R$)

	Stockholders´ Equity Attributable to the Parent
									Other Comprehensive Income
	Note		Share Capital	Reserves	Treasury Shares	Profit Attributed to the Parent	Dividends and Remuneration	Total	Available-for-sale Financial Assets	Defined Benefit Plans	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balances at December 31, 2010			62,634,585	6,094,885	-	7,382,093	(3,540,000)	72,571,563	949,597	-	-	(165,842)	73,355,318	8,076	73,363,394
Employee Benefit Plans (Effects - Amendments to the IAS 19)			-	56,238	-	25,006	-	81,244	-	(493,368)	-	-	(412,124)	-	(412,124)
Balances at January 1, 2011			62,634,585	6,151,123	-	7,407,099	(3,540,000)	72,652,807	949,597	(493,368)	-	(165,842)	72,943,194	8,076	72,951,270

Total comprehensive income			-	-	-	7,739,204	-	7,739,204	10,602	(728,858)	-	173,789	7,194,737	7,928	7,202,665
Appropriation of net profit for the year			-	7,407,099	-	(7,407,099)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	26.	b	-	(3,540,000)	-	-	365,000	(3,175,000)	-	-	-	-	(3,175,000)	-	(3,175,000)
Share based payment	26.	a	-	13,153	-	-	-	13,153	-	-	-	-	13,153	-	13,153
Treasury shares	37.	b	-	-	(112,768)	-	-	(112,768)	-	-	-	-	(112,768)	-	(112,768)
Results of treasury shares			-	13	-	-	-	13	-	-	-	-	13	-	13
Other			-	-	-	-	-	-	-	-	-	-	-	2,956	2,956
Balances at December 31, 2011 - adjusted			62,634,585	10,031,388	(112,768)	7,739,204	(3,175,000)	77,117,409	960,199	(1,222,226)	-	7,947	76,863,329	18,960	76,882,289

Total comprehensive income			-	-	-	5,482,606	-	5,482,606	800,472	(1,302,099)	182,046	(448,548)	4,714,477	(1,512)	4,712,965
Appropriation of net profit for the year			-	7,739,204	-	(7,739,204)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	26.	b	-	(3,175,000)	-	-	505,000	(2,670,000)	-	-	-	-	(2,670,000)	-	(2,670,000)
Share based payments	37.	b	-	49,611	-	-	-	49,611	-	-	-	-	49,611	-	49,611
Treasury shares	26.	d	-	-	(57,794)	-	-	(57,794)	-	-	-	-	(57,794)	-	(57,794)
Results of treasury shares	26.	d	-	(41)	-	-	-	(41)	-	-	-	-	(41)	-	(41)
Other			-	(586)	-	-	-	(586)	-	-	-	-	(586)	219,682	219,096
Balances at December 31, 2012 - adjusted			62,634,585	14,644,576	(170,562)	5,482,606	(2,670,000)	79,921,205	1,760,671	(2,524,325)	182,046	(440,601)	78,898,996	237,130	79,136,126

Total comprehensive income			-	-	-	5,723,494	-	5,723,494	(2,232,616)	1,367,351	(239,255)	328,714	4,947,688	120,264	5,067,952
Appropriation of net profit for the year			-	5,482,606	-	(5,482,606)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	26.	b	-	(2,670,000)	-	-	270,000	(2,400,000)	-	-	-	-	(2,400,000)	-	(2,400,000)
Share based payments	37.	b	-	41,378	-	-	-	41,378	-	-	-	-	41,378	-	41,378
Treasury shares	26.	d	-	-	(121,145)	-	-	(121,145)	-	-	-	-	(121,145)	-	(121,145)
Treasury shares income	26.	d	-	(716)	-	-	-	(716)	-	-	-	-	(716)	-	(716)
Other			-	175,290	-	-	-	175,290	-	(175,290)	-	-	-	(68,293)	(68,293)
Balances at December 31, 2013			62,634,585	17,673,134	(291,707)	5,723,494	(2,400,000)	83,339,506	(471,945)	(1,332,264)	(57,209)	(111,887)	81,366,201	289,101	81,655,302

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED CASH FLOWS STATEMENTS
(Thousands of Brazilian Reais - R$)

	Note	2013	2012	2011
1. Cash Flows From Operating Activities
Consolidated profit for the year		5,848,124	5,493,224	7,747,132
Adjustments to profit		15,256,698	16,506,772	11,328,292
Depreciation of tangible assets	12	726,989	724,990	570,132
Amortization of intangible assets	14	524,927	475,885	430,256
Impairment losses on other assets (net)		344,580	38,352	38,605
Provisions and Impairment losses on financial assets (net)		16,810,889	18,532,202	12,366,875
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(563,413)	(448,805)	(452,096)
Share of results of entities accounted for using the equity method	11	(91,342)	(73,322)	(54,216)
Changes in deferred tax assets and liabilities	22.d	(2,537,771)	(2,785,070)	(1,588,367)
Discontinued operations		1,174	2,773	3,950
Others		40,665	39,767	13,153
Net (increase) decrease in operating assets		(27,387,896)	(23,480,323)	(57,775,985)
Balance with the Brazilian Central Bank		3,239,600	11,046,168	(8,824,495)
Financial assets held for trading		1,449,177	(1,736,773)	(5,080,130)
Other financial assets at fair value through profit or loss		(96,489)	(562,949)	(4,277,011)
Available-for-sale financial assets		(5,645,404)	1,879,461	2,696,868
Loans and receivables		(27,121,769)	(30,821,128)	(39,864,486)
Other assets		1,129,892	(3,019,907)	(2,152,964)
Discontinued operations		(342,903)	(265,195)	(273,767)
Net increase (decrease) in operating liabilities		29,205,900	7,021,290	28,884,891
Financial liabilities held for trading		8,202,570	304,448	262,635
Financial liabilities at amortized cost		21,359,301	4,411,101	24,290,139
Other liabilities		(697,700)	2,040,546	4,058,350
Discontinued operations		341,729	265,195	273,767
Paid tax	22.a	(1,198,409)	(2,137,965)	(1,932,317)
Total net cash flows from operating activities (1)		21,724,417	3,402,998	(11,747,987)

2. Cash Flows From Investing Activities
Investments		(2,572,009)	(1,989,428)	(1,921,753)
Increase / Acquisition of Investments in associates		(206,101)	-	(6,356)
Tangible assets		(1,773,009)	(1,447,401)	(1,074,509)
Intangible assets		(592,899)	(542,027)	(840,888)
Disposal		255,885	432,906	2,770,270
Subsidiaries, jointly controlled entities and associates	3.a	43,455	-	2,741,102
Tangible assets	12	139,113	420,134	17,193
Dividends and interest on capital received		73,317	12,772	11,975
Total net cash flows from investing activities (2)		(2,316,124)	(1,556,522)	848,517

3. Cash Flows From Financing Activities
Issuance of shares of subsidiaries		-	370,999	-
Acquisition of own shares	26	(121,145)	(57,794)	(112,755)
Issuance of other long-term financial liabilities	18	45,575,270	36,376,139	29,501,246
Dividends paid and interest on capital		(2,046,360)	(2,495,328)	(3,926,417)
Payments of subordinated liabilities	19	(3,823,280)	-	-
Payments of other long-term financial liabilities	18	(40,549,791)	(25,440,219)	(14,895,052)
Decrease in non-controlling interests		(72,659)	-	2,956
Total net cash flows from financing activities (3)		(1,037,965)	8,753,797	10,569,978
Net Increase in Cash (1+2+3)		18,370,328	10,600,273	(329,492)
Cash and cash equivalents at beginning of year		19,617,680	9,017,407	9,346,899
Cash and cash equivalents at end of year		37,988,008	19,617,680	9,017,407

Cash and cash equivalents components
Cash	4	3,533,344	4,114,775	3,542,707
Loans and other	5	34,454,664	15,502,905	5,474,700
Total of cash and cash equivalents		37,988,008	19,617,680	9,017,407

Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale		163,261	112,697	143,511
Dividends and interest on capital declared but not paid		1,450,000	1,202,825	1,175,000
Supplemental information
Interest received		50,467,302	54,198,128	50,042,248
Interest paid		21,738,114	22,232,253	22,901,817

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

1. Introduction, basis of presentation of the consolidated financial statements and other information

a) Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and non-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main office at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple bank and through its subsidiaries carries out its operations through two segments (note 42): Commercial Bank and Global Wholesale Bank, which operates with commercial, investment, credit and financing and exchange, mortgage lending, leasing, credit cards and securities brokerage. Its operations are conducted as part of a set of institutions that operate on integrated financial markets and capital.

The consolidated balance sheet as of December 31, 2013, 2012 and 2011 and the related consolidated statement of income, comprehensive income,  changes in total equity, and cash flows for the three years in the period ended December 31, 2013 were approved by the Board of Directors at the meeting held on March 27, 2014.

b) Basis of presentation of the consolidated financial statements

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC) (IFRS).

In addition, to the adoption of new standards, amendments and interpretations effective in the current year, the Bank also changed the presentation of the balance corresponding to Customer Relationship, classified up to December 31, 2012 under Other intangible assets, and reclassified to Other Assets, with retrospective effect on the presentation in the Consolidated Balance Sheets and Consolidated Income Statements.

Adoption of new standards, amendments and interpretations

In the current year, the bank has applied a number of new and revised IFRSs issued by the International Accounting Standards Board (IASB) that are mandatory effective for the accounting period that begins on or after 1 January 2013:

The Bank has applied the amendments to IAS 1 titled Presentation of Items of Other Comprehensive Income. The amendment increases the required level of disclosure within the statement of comprehensive income. The impact of this amendment has been to analyse items within the statement of comprehensive income between items that will not be reclassified subsequently to profit or loss and items that will be reclassified subsequently to profit or loss in accordance with the respective IFRS standard to which the item relates.  The financial statements have also been amended to analyse income tax on the same basis. The amendments have been applied retrospectively, and hence the presentation of items of comprehensive income have been restated to reflect the change. Other than the above mentioned presentation changes, the application of the amendments to IAS 1 do not result in any impact on profit or loss, comprehensive income and total comprehensive income.

• IFRS 10 - Consolidated Financial Statements replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (2008) and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (so whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has: i) power over the investee; ii) exposure, or rights, to variable returns from its involvement with the investee; and iii) the ability to use its power over the investee to affect the amount of the returns.

• IFRS 11 - Joint Arrangements - introduces new accounting requirements for joint arrangements, which replaces IAS 31 - Interests in Joint Ventures. According to IFRS 11, it will be mandatory to use the equity method and it will not be permitted to choose the method of accounting for a jointly controlled entity. The basic principle of IFRS 11 is that parts of a joint venture agreement must determine the type of the joint venture in question, based on the assessment of rights and obligations and, according to the accounting for the type of joint venture. There are two types of joint ventures:

- Joint Operations: Rights and obligations on the assets and liabilities related to the agreement. The parties account for their assets, liabilities and related income and expenses.
- Joint Venture: Rights to the net assets of the Agreement. The parties account for their investments under the equity method.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• IFRS 12 - Disclosures of Interests in Other Entities requires enhanced disclosures about both consolidated and unconsolidated entities in which an entity has interest. The objective of IFRS 12 is to allow users of financial statements to evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from interests in unconsolidated structured entities and non-controlling interest in the activities of consolidated entities.
• IAS 27 - Consolidated and Separate Financial Statements (2011) - keeps the requirements relating to separate financial statements. The other portions of IAS 27 (2008) are replaced by IFRS 10.

• IAS 28 - Investments in Associates (2011) - amended IAS 28 Investments in Associates (2008) to conform changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

• IFRS 13 - Fair Value Measurement - Replaces the guidance on fair value measurement in existing IFRS principles for a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements about which items should be measured or disclosed at fair value.

The aforementioned standards did not have any impact on the Consolidated Financial Statements.

• Amendments to IAS 19, Employee Benefits (mandatory for reporting periods beginning on or after January 1, 2013) - These amendments eliminated the "Corridor" approach under which entities were able to opt for deferred recognition of a given portion of actuarial gains and losses, by establishing that all actuarial gains and losses must be recognized immediately in Equity. The amendments included significant changes in the presentation of cost components, as a result of which the service cost relating to post-employments benefit obligations (past service cost and plan curtailments and settlements) and net interest cost must be recognized in profit or loss and remeasurement component (comprising basically actuarial gains and losses) must be recognized in Equity - Other Comprehensive Income and may not be reclassified to profit or loss. In accordance with IAS 8, these amendments entail a change of accounting policy and, accordingly, they must be applied retrospectively as from January 1, 2013, by adjusting the opening balances of Equity for the earliest period presented as if the new accounting policy had always been applied. The impact of this accounting policy as at December 31, 2012 and 2011 is as follows:

						2012
	Provisions for pension funds and similar obligations	Stockholders' Equity (1)	Non-controlling Interest	Other Assets	Tax Assets - Deferred	Income Statements for the year ended 12/31/2012 (2)
Balances originally registered as at December 31, 2012	1,307,815	-	-	-	-	(192,677)
Effects of adopting amendments to the IAS 19	3,952,885	(2,417,855)	(12,130)	(92,418)	1,615,318	33,946
Balances as at December 31, 2012	5,260,700	(2,417,855)	(12,130)	(92,418)	1,615,318	(158,732)

						2011
	Provisions for pension funds and similar obligations	Stockholders' Equity (1)	Non-controlling Interest	Other Assets	Tax Assets - Deferred	Income Statements for the year ended 12/31/2011 (2)
Balances originally registered as at December 31, 2011	1,246,040	-	-	-	-	(118,105)
Effects of adopting amendments to the IAS 19	1,842,553	(1,149,703)	-	(73,618)	766,468	(8,721)
Balances as at December 31, 2011	3,088,593	(1,149,703)	-	(73,618)	766,468	(126,826)

(1)  Recorded under the “ Statements of Comprehensive Income” and “Reserves”.
(2)  Recorded under “Interest expense and similar charges” and "Provisions (net)", net of taxes.

For more details, see notes 21, 22, 25, 27, 28, 30, 41.j, 42 and 45  which reflect the financial information as restated for the impact described above.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Standards and Interpretations that became effective after December 31, 2013

Lastly, at the date of preparation of these consolidated financial statements, the following standards and interpretations which effectively come into force after December 31, 2013 had not yet been adopted by the Bank:

• IFRS 9 – Financial Instruments: Recognition and Measurement – The main changes of IFRS 9 compared to IAS 39 are: (i) All recognized financial assets that are currently in the scope of IAS 39 will be measured at either amortized cost or fair value; (ii) IFRS 9 does not retain IAS 39’s concept of embedded derivatives for hybrid contracts if the host contract is a financial asset within the scope of IFRS 9; (iii) the guidance included in IFRS 9 retains the classification criteria for financial liabilities currently contained in IAS 39. However, there are two key differences, relating to presentation and measurement, compared to IAS 39: (a) the presentation of the effects of changes in fair value attributable to a liability’s credit risk; and (b) the elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity instruments.

• The Bank has applied the amendments to IFRS 7 titled Disclosures –  Offsetting Financial Assets and Financial Liabilities. The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. The amendment has been applied retrospectively.

• Amendments to IAS 32 - Financial Instruments - Presentation - adds guidance on offsetting financial assets and financial liabilities, whose amendment is effective beginning on or after January 1, 2014, and the bank does not anticipate significant effect as a result of their adoption.

• IAS 36 - Impairment of assets - adds guidance on the disclosure of recoverable amounts of non-financial assets, whose amendment is effective beginning on or after January 1, 2014, and the bank is assessing the impact of disclosure upon its adoption .

• IAS 39 - Impairment of assets - adds guidance clarifying that there is not necessary to discontinue "hedge accounting" whether the derivative instrument is renewed, provided that certain criteria are reached. This amendment is effective for annual periods beginning on or after January 1, 2014, and the bank does not anticipate significant effect as a result of its adoption.

On November 19, 2013, the IASB announced the completion of a package of changes to the accounting requirements for financial instruments. These amendments relate to the requirements for classification and measurement as well as the expected credit loss impairment model to be included in IFRS 9. Once those deliberations are complete, the IASB expects to publish a final version of IFRS 9, informing new mandatory effective date.

The Bank expects the adoption of the above-mentioned standard to have a material effect on the consolidated financial statements taken as a whole, and those impacts are under analyses as we follow the IASB deliberations.

• Investment entities: Amendments to IFRS 10, IFRS 12 and IAS 27 (effective for reporting periods beginning on or after January 1, 2014 with early adoption permitted) - these amendments provide for an exception from the consolidation rules under IFRS 10 for parent companies that meet the definition of investment entities. In view of their nature, these amendments do not affect the Consolidated at Bank.

c) Estimates

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the Bank's management in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities for future periods. All estimates and assumptions required, in conformity with IFRS, are best estimates made in accordance with the applicable standard.

In the consolidated financial statements estimates were made by the management of the Bank and consolidated entities in order to quantify certain assets, liabilities, income, expenses and explanatory notes. These estimates, which were made on the basis of the best information available, relate mainly to the following:
• Fair value measurement of certain financial instruments are further discussed in note 2-d.
• Allowance for loan losses are further discussed in note 2-h.
• Impairment losses on certain assets other than loans (including goodwill and other tangible and intangible assets) are further discussed in note 2-m and 2-n.
• Measurement of goodwill in a business combination are further discussed in note 2-n.
• The useful life of tangible and intangible assets are further discussed in note 2-m, 2-n and 14.
• Other assets are further discussed in note 2-k and 2-o.
• Provisions, contingent assets and liabilities are further discussed in note 2-q.
• Post-employment benefits are further discussed in note 2-w.
• Recognition and evaluation of deferred taxes are further discussed in note 2-z.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

These estimates are based on current expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements. The main assumptions that may affect these estimates, in addition to those previously mentioned above, relate to the following factors:
• Changes in deposit amounts, customer basis and defaults by borrowers;
• Changes in interest rates;
• Changes in inflation rates;
• Government regulation and tax matters;
• Adverse legal or regulatory disputes or proceedings;
• Credit, market and other risks of lending and investment activities;
• Changes in market values of Brazilian securities, particularly Brazilian government securities; and
• Changes in regional, national and international business and economic conditions.

d) Capital management

Capital management considers the regulatory and economic levels. The objective is to achieve an efficient capital structure in terms of cost and compliance, meeting the requirements of the regulatory body and contributing to achieving the goals of the classification of rating agencies and investors' expectations. The capital management includes securitization, sale of assets, raising capital through issue of shares, subordinated liabilities and hybrid instruments.

From an economic standpoint, capital management seeks to optimize value creation at the Bank and at its different business segment. To this end, the economic capital, RORAC (return on risk-adjusted capital) and value creation data for each business segment are generated, analyzed and reported to the management committee on a quarterly basis. Within the framework of the internal capital adequacy assessment process (Pillar 2 of the Basel Capital Accord), the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in different economic scenarios, with the solvency levels agreed upon by the Group.

In order to adequately manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based  in financial projections (balance sheet, income statement, etc.) and on macroeconomic scenarios estimated by the Economic Research Service. These estimates are used by the Bank as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets.

2. Accounting policies and measurement bases

The accounting policies and measurement bases applied in preparing the consolidated financial statements were as follows:

a) Foreign currency transactions

The consolidated financial statements of Banco Santander are presented in Brazilian Reais, the functional and reporting currency of these financial statements.

For each subsidiary, entity under joint control and investment in an unconsolidated company, Banco Santander has defined the functional currency. The assets and liabilities of these entities with functional currency other than the Brazilian Real are translated as follows:

- Assets and liabilities are translated at the exchange rate at the balance sheet date.
- Revenues and expenses are translated at the monthly average exchange rates.
- Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

b) Basis of consolidation

i. Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has control. Control is based on whether the bank has: i) power over the investee; ii) exposure, or rights, to variable returns from its involvement with the investee; and iii) the ability to use its power over the investee to affect the amount of the returns, as set forth in the law, the Bylaws or agreement.

Consolidation of a subsidiary begins when the bank obtains control over the subsidiary and ceases when the bank loses control of the subsidiary. Specifically, income and expense of a subsidiary acquired or disposed during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the bank gains controls until the date when the bank ceases to control the subsidiary.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the bank and to the non-controlling interest. Total comprehensive income of subsidiaries is attributed to the owners of the bank and to the non-controlling interest even if this results in the non-controlling interest having a deficit balance. All intragroup assets and liabilities, equity, income, expenses, and cash flows relating to the transactions between members of the group are eliminated in full on consolidation.

Changes in the Bank’s interest in a subsidiary that do not result in loss of control are accounted for as equity transactions. The carrying amounts of the Bank’s interests and noncontrolling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Company.

When the Bank loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. Amounts previously recognised in other comprehensive income in relation to the subsidiary are accounted for (i.e. reclassified to profit or loss or transferred directly to retained earnings) in the same manner as would be required if the relevant assets or liabilities are disposed of. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the costs on initial recognition of an investment in an associate or jointly controlled entity.

ii. Interests in joint ventures (jointly controlled entities) and associates

“Joint ventures” mean interests in entities that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities (“ventures”) acquire interests in entities (jointly controlled entities) or carry out transactions or hold assets so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the venturers.

Associates are entities over which the Bank is in a position to exercise significant influence, but it does not control or has joint control.

In the consolidated financial statements, interest in joint ventures and investments in associates are accounted for using the equity method, i.e. at the Bank’s share of net assets of the investee, after taking into account the dividends received from capital reductions and other related transactions. In the case of transactions with an associate, the related profits or losses are eliminated to the extent of the Bank’s investment in the associate. Relevant information regarding companies accounted for under the equity method by the Bank is provided in note 11.

iii. Special purpose entities

When the Bank incorporates special purpose entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes, Bank assesses, using internal criteria and procedures, and taking into consideration the applicable legislation, whether control (as defined above) exists and, therefore, whether these entities should be consolidated. These criteria and procedures take into account, among other things, the risks and rewards retained by the Bank and, accordingly, all relevant matters are taken into consideration, including any guarantees granted or any losses associated with the collection of the related assets retained by the Bank. These entities include the securitization special purpose vehicles, which are fully consolidated in the case of the SPVs over which, based on the aforementioned analysis, it is considered that the Bank continues to exercise control.

iv. Business combinations, acquisitions and disposals

A business combination is the combination of two or more separate entities or economic units into one single entity or group of entities and is accounted for in accordance with IFRS 3, “Business Combinations”.

Business combinations are carried out so that the Bank obtains control over an entity and are recognized for accounting purposes as follows:

• The Bank measures the cost of the business combination, defined as the fair value of the assets offered, the liabilities incurred and the equity instruments issued, if any.

• The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets which might not have been recognized by the acquiree, are estimated at the acquisition date and recognized in the consolidated balance sheet.

• The excess of the acquisition cost over the fair values of the identifiable net assets acquired are recognized as goodwill (note 13). The excess of fair values of the identifiable net assets over the acquisition cost is bargain purchase gain and is recorded as income on the date of acquisition.

Also, note 3 below includes a description of the most significant transaction carried out in 2013.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c) Definitions and classification of financial instruments

i. Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity and, simultaneously, to a financial liability or equity instrument of another entity.

An “equity instrument” is any agreement that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is very small compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

The following transactions are not treated for accounting purposes as financial instruments:

• Investments in subsidiaries, jointly controlled entities and associates (note 11).

• Rights and obligations under employee benefit plans (note 21).

ii. Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as “Non-current assets held for sale” or they relate to “Cash and balances with the Brazilian Central Bank”, “Hedging derivatives” and “Investment in associates”, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

• Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

• Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (“accounting mismatches”) that would arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Bank’s key management personnel.

Financial instruments included in this category (and “Other financial liabilities at fair value through profit or loss”) are permanently subject to a consistent system of measuring, managing and controlling risks and returns that enables all the financial instruments involved to be monitored and identified and allows the effective reduction of risk to be checked. Financial assets may only be included in this category on the date they are acquired or originated.

Available-for-sale financial assets are stated at fair value. This category includes debt instruments not classified as “Held-to-maturity investments”, “Loans and receivables” or “Financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss”. Gains and losses arising from changes in fair value are recognized in "Equity" in the line item "Valuation Adjustment" with the exception of impairment losses, which are recognized in profit or loss. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in "Equity - Valuation Adjustments" is reclassified to profit or loss.

• Loans and receivables: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors. The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortized cost (which includes the required adjustments to reflect estimated impairment losses).

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• Held-to-maturity investments: this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity. These investments are measured at amortized cost less any impairment, with revenue recognized on an effective yield basis.

iii. Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

• Cash and balances with the Brazilian Central Bank: cash balances and balances receivable on demand relating to deposits with the Brazilian Central Bank.

• Loans and receivables: includes the balance of loans granted by the Bank, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Bank, such as checks drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originated in banking transactions and services, such as the collection of rentals and similar items.

•  Loans and amounts due from credit institutions: credit of any nature in the name of credit institutions.

•  Loans and advances to customers: includes the debit balances of all the remaining credit and loans granted by the Bank, other than those represented by securities, including money market operations through central counterparties.

• Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

• Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, unless they are investments in subsidiaries, jointly controlled entities or associates. Investment fund units are included in this item.

• Trading derivatives: includes the fair value in favor of the Bank of derivatives which do not form part of hedge accounting.

• Hedging derivatives: includes the fair value in favor of the Bank of derivatives designated as hedging instruments in hedge accounting.

• Investments in associates: includes the investments in the share capital of associates.

iv. Classification of financial liabilities for measurement purposes

Financial liabilities are classified for measurement purposes into one of the following categories:

• Financial liabilities held for trading (at fair value through profit or loss): this category includes the financial liabilities issued for the purpose of generating a profit in the short term from fluctuations in their prices, financial derivatives not considered to qualify for hedge accounting and financial liabilities arising from the direct sale of financial assets purchased under resale agreements or borrowed (“Short positions”).

• Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when more relevant information is obtained, either because this eliminates or significantly reduces recognition or measurement inconsistencies (“accounting mismatches”) that would arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the Bank is provided on that basis to the Bank’s key management personnel.

• Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the abovementioned categories which arise from the funding-taking activities carried on by financial institutions.

v. Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

• Deposits from the Brazilian Central Bank: deposits of any nature received from the Brazilian Central Bank.

• Deposits from credit institutions: deposits of any nature, including Borrowings and Onlendings and money market funding received from credit institutions.

• Customer deposits: includes deposits of any nature such as demand deposits, saving deposits and time deposits including money market operation received from customer.

• Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than subordinated liabilities.

• Trading derivatives: includes the fair value, with a negative balance for the Bank, of derivatives which do not form part of hedge accounting.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed.

• Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Bank which, although equity for legal purposes, do not meet the requirements for classification as equity.

• Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as doubtful.

• Hedging derivatives: includes the fair value of the Bank’s liability in respect of derivatives designated as hedging instruments in hedge accounting.

d) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss, are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

i. Measurement of financial assets

Financial assets are measured at fair value, without deduction of estimated costs of transaction that may be incurred on their disposal, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have as equity instruments subject and are settled by delivery of those instruments.

"Fair value" is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimated the fair value of an asset or an liability, the bank takes into account the charactheristics of the asset or liability if market participants would take those characheristics into account when pricing the asset and liability at measurement date.

If there is no market price for a given financial instrument, its fair value is estimated on the basis of valuation techniques commonly used by the international financial community, according to the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognized in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as assets and if the fair value is negative, they are recognized as liabilities. The changes in the fair value of derivatives from the trade date are recognized in “Gains/losses on financial assets and liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over the counter “OTC” derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models and other methods.

“Loans and receivables” and “Held-to-maturity investments” are measured at amortized cost using the effective interest method. “Amortized cost” is the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) between the difference of the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognized represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date. Also, the Bank has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under leasing and renting agreements, assets acquired under repurchase agreements and securities loans and derivatives.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

ii. Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under “Financial liabilities held for trading” and “Other financial liabilities at fair value through profit or loss” and financial liabilities designated as hedge items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii. Valuation techniques

Fair value measurements using a fair value hierarchy that reflects the model used in the measurement process.

Level 1: Financial instruments at fair value, determined on the basis of public price quotations in active markets, include government debt securities, private-sector debt securities, securitized assets, shares, short positions and fixed-income securities issued.

Level 2: Fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 2 generally includes internal models to estimate the price, in this case are used  observable inputs in active markets.; and

Level 3: Fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Trading Financial Assets, Others financial assets at fair value on through profit or loss, Available-for-sale financial assets and Financial liabilities held for trading.

Level 1: The securities with high liquidity and observable prices in an active market are classified as level 1. At this level were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stocks and other securities traded in an active market.

Level 2:  When price quotations cannot be observed, the Management, using their own internal models, make their best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified within Level 2 of the fair value hierarchy and are composed mainly by Agricultural Debt Securities (TDA and Debentures) in a market with less liquidity than those classified at level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares that are not generally traded in an active market.

Derivatives

Level 1: Derivatives traded on exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives traded over the counter, to the valuation of financial instruments (basically swaps and options), are usually used as observable market data: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

In the pricing of the financial instruments mentioned, uses the method of the Black-Scholes model (exchange rate options, interest rate options; caps and floors) and the method of present value (discount of future values by market curves).

Level 3: Derivatives not traded in stock and do not have an observable data in a active market were classified as Level 3, and are composed mainly of exotic derivatives.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The following table shows a summary of the fair values of financial assets and liabilities for the years ended December 31, 2013, 2012 and 2011, classified based on several measurement methods adopted by the Bank to determine fair value:
Thousands of Reais		2013
	Level 1	Level 2	Level 3	Total

Financial assets held for trading	28,193,318	2,022,142	3,327	30,218,787
Debt instruments	22,394,344	446,155	-	22,840,499
Equity instruments	473,202	1,048	3,327	477,577
Trading derivatives	5,325,772	1,574,939	-	6,900,711
Other financial assets at fair value through profit or loss	753,893	210,242	334,161	1,298,296
Loans and amounts due from credit institutions	-	112	-	112
Debt instruments	-	105,850	-	105,850
Equity instruments	753,893	104,280	334,161	1,192,334
Available-for-sale financial assets	33,962,431	11,811,180	513,471	46,287,082
Debt instruments	33,146,090	11,811,180	-	44,957,270
Equity instruments	816,341	-	513,471	1,329,812
Hedging derivatives (assets)	293,546	29,271	-	322,817
Financial liabilities held for trading	11,934,099	1,620,207	-	13,554,306
Trading derivatives	3,797,588	1,620,207	-	5,417,795
Short positions	8,136,511	-	-	8,136,511
Hedging derivatives (liabilities)	608,478	20,505	-	628,983

Thousands of Reais		2012
	Level 1	Level 2	Level 3	Total

Financial assets held for trading	29,693,009	1,939,296	5,964	31,638,269
Debt instruments	26,439,345	207,364	-	26,646,709
Equity instruments	428,589	-	-	428,589
Trading derivatives	2,825,075	1,731,932	5,964	4,562,971
Other financial assets at fair value through profit or loss	724,551	124,187	379,580	1,228,318
Loans and amounts due from credit institutions	5,065	-	-	5,065
Debt instruments	-	124,187	-	124,187
Equity instruments	719,486	-	379,580	1,099,066
Available-for-sale financial assets	33,148,388	10,874,055	126,177	44,148,620
Debt instruments	32,225,141	10,819,430	-	43,044,571
Equity instruments	923,247	54,625	126,177	1,104,049
Hedging derivatives (assets)	80,256	75,907	-	156,163
Financial liabilities held for trading	3,178,163	2,169,437	4,136	5,351,736
Trading derivatives	2,937,980	2,169,437	4,136	5,111,553
Short positions	240,183	-	-	240,183
Hedging derivatives (liabilities)	158,899	122,646	-	281,545

Thousands of Reais	2011
	Level 1	Level 2	Total

Financial assets held for trading	448,210	29,453,285	29,901,495
Debt instruments	-	25,298,804	25,298,804
Equity instruments	448,210	-	448,210
Trading derivatives	-	4,154,481	4,154,481
Other financial assets at fair value through profit or loss	374,519	290,850	665,369
Loans and amounts due from credit institutions	-	60,813	60,813
Debt instruments	-	230,037	230,037
Equity instruments	374,519	-	374,519
Available-for-sale financial assets	608,901	43,999,300	44,608,201
Debt instruments	-	42,077,252	42,077,252
Equity instruments	608,901	1,922,048	2,530,949
Hedging derivatives (assets)	-	80,708	80,708
Financial liabilities held for trading	337,628	4,709,660	5,047,288
Trading derivatives	-	4,709,660	4,709,660
Short positions	337,628	-	337,628
Hedging derivatives (liabilities)	-	36,071	36,071

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The following tables shows the changes that occurred during the year 2013 and 2012 for level 3

In thousand of reais	Fair Value 2012	Gains/ losses (Realized-Not Realized)	Transfers in and/ or out of Level 3	Additions	Charge-offs	Fair value 2013

Financial assets held for trading	5,963	-	3,327	-	(5,963)	3,327
Other financial assets at fair value through profit or loss	379,580	23,737	(69,965)	809	-	334,161
Available-for-sale financial assets	126,178	(35,818)	54,516	380,567	(11,972)	513,471
Financial liabilities held for trading	4,136	-	-	-	(4,136)	-

In thousand of reais	Fair Value 2011	Transfers for Level 3	Additions/ Charge-offs	Fair value 2012

Financial assets held for trading	-	-	5,963	5,963
Other financial assets at fair value through profit or loss	-	339,164	40,416	379,580
Available-for-sale financial assets	-	230,036	(103,858)	126,178
Financial liabilities held for trading	-	-	4,136	4,136

In 2012, Banco Santander conducted a study where the methods were reevaluated by products, which resulted in the reclassification of some financial instruments, mainly, Brazilian Government Securities which had its classification changed from level 2 to level 1.

iv. Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate- and those arising for other reasons, which are recognized at their net amount under “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity under “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated equity until the related assets are derecognized, whereupon they are charged to the consolidated income statement.

v. Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to facilitate these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c. The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (“retrospective effectiveness”).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Other comprehensive Income - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under "Other comprehensive Income” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

e) Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1. If the Bank transfers substantially all the risks and rewards to third parties -unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

2. If the Bank retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases-, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a. An associated financial liability, for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

b. The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability.

3. If the Bank neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases, the following distinction is made:

a. If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized.

b. If the transferor retains control, it continues to recognize the transferred financial asset for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized when the rights on the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognized when the obligations they generate have been extinguished or when they are acquired, with the intention of either to cancel them or to resell them.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

f) Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated balance sheet at their net amount) only if the Bank and their subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

g) Regular way purchases of financial assets

Regular way purchases of financial assets are recognized on trade date. The assets are derecognized when the rights to receive cash flows have expired or the Bank has transferred substantially all the risks and rewards of ownership.

h) Impairment of financial assets

i. Definition

A financial asset is considered to be impaired and therefore its carrying amount is adjusted to reflect the effect of impairment when there is objective evidence that events have occurred which:
• Give rise to an adverse impact on the future cash flows that were estimated at the transaction date, in the case of debt instruments (loans and debt securities);
• Mean that their carrying amount cannot be fully recovered, in the case of equity instruments;
• Arising from the violation of terms of loans, and
• During the bankruptcy process.

As a general rule, when the events above are observed, the carrying amount of impaired financial assets is adjusted by recording a provision for losses on debts expense as "Losses on financial assets (net)" in the consolidated income statement.  The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment and decrease can be related objectively to an event of recovery.

Financial Assets are deemed to be impaired, and the interest accrual suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates indicated in the loan agreement, after taking into account the collateral guarantees received to secure (fully or partially) collection of the related balances. For all non-performing past due assets, any collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, is applied to reduce the principal amount outstanding.

ii. Debt instruments carried at amortized cost

The amount of an impairment loss incurred for determination of the recoverable amount on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred) discounted the original effective interest rate of the financial asset (or the effective interest rate computed at initial recognition), and is presented as a reduction of the asset balance and recorded in income statements.

In estimating the future cash flows of debt instruments the following factors are taken into account:
• All the amounts that are expected to be obtained over the remaining life of the instrument, in this case, the provided guarantees. The impairment loss takes into account the likelihood of collecting accrued interest receivable.
• The various types of risk to which each instrument is subject; and
• The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument's effective interest rate.

Specifically in regards to recoverable amount losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency when there is evidence of a deterioration of the obligor's ability to pay, either because it is in arrears or for other reasons.

The Bank has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties.

These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments, and contingent liabilities and commitments, the identification of their recoverable amount and the calculation of the amounts necessary to cover the related credit risk.

The procedures applied in the identification, measurement, control and reduce the exposure to credit risk, are based on an individual basis or grouped by similarity.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• Customers with individual management: Wholesale segment customers, financial institutions and certain companies. Risk management is performed through an analysis complemented by tools to support decision-making model-based risk assessment internal procedure.

• Customers with standardized management: individuals and companies not classified as individual clients. Risk management models based on automated decision-making and risk assessment procedure, complemented, when the model is not comprehensive or accurate enough, by teams of analysts specializing in this type of risk. The credits related to customers standardized, are usually considered not recoverable when they have historical loss experience and delay greater than 90 days.

Regarding the provision for impairment losses from credit risk, the Bank evaluates all loans.  Loans are either individually evaluated for impairment or collectively evaluated for impairment. Loans accounted as amortized cost, which are not individually evaluated for impairment, are collectively evaluated for impairment, grouping them considering the similarity of risk. Loans individually evaluated for impairment are not included in balances that are collectively evaluated for impairment.

To measure the impairment loss on loans individually evaluated for impairment, the Bank considers the conditions of the borrower, such as their economic and financial situation, level of indebtedness, ability to generate income, cash flow, management, corporate governance and quality of internal controls, payment history, industry expertise, contingencies and credit limits, as well as characteristics of assets, such as its nature and purpose, type, sufficiency and liquidity level guarantees and total amount of credit, as well as based on historical experience of impairment and other circumstances known at the moment of evaluation.

To measure the impairment loss on loans collectively evaluated for impairment, the Bank segregates financial assets into groups considering the characteristics and similarity of credit risk, in other words, according to segment, the type of assets, guarantees and other factors associated as the historical experience of impairment and other circumstances known at the time of assessment.

The impairment loss is calculated by using statistical models that consider the following factors:

• Exposure at default or “EAD” is the amount of risk exposure at the date of default by the borrower.

In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheet.

• Probability of default, or “PD”, is the probability of the borrower failing to meet its principal and/or interest payment obligations.

PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year. A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

• Loss given default, or “LGD”, is the loss arising in the event of default.

LGD calculation is based on the net charge offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of delinquency.

• In addition, prior to charging off past due loans (which is only done after the Bank have completed all recovery efforts), is composed fully provision the remaining balance of the loan so our allowance for loan losses fully cover the losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.

iii. Debt or equity instruments classified as available for sale

The difference between the amortized cost and fair value of debt or equity instruments classified as available for sale are recorded in equity under "Other Comprehensive Income."

When there is objective evidence that the aforementioned differences are due to a  permanent loss, they are no longer recognized in equity and are reclassified, at the cumulative amount at that date, to the consolidated income statement. Losses considered as permanent relating to an investment in equity instruments are not reversed in subsequent periods.

iv. Equity instruments measured at cost

The amount of impairment losses on equity instruments measured at cost is the difference between the carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.

Impairment losses of recoverable amounts are recognized in the consolidated income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses can only be reversed subsequently if the related assets are sold.

i) Repurchase agreements

Purchases (disposal) of financial assets under a non-optional resale (repurchase) agreement at a fixed price are recognized in the consolidated balance sheet as Investment (funding), in repurchase agreements based on the nature of the debtor (creditor), under “Cash and balances with the Brazilian Central Bank”, “Loans and amounts due from credit institutions” or “Loans and advances to customers” (“Deposits from the Brazilian Central Bank”, “Deposits from credit institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recognized as interest over the contract term.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

j) Accounting for leases

i. Financial leases

Financial leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessors of an asset, all types of finances leases have guaranteed residual values, and  the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value which is the exercise price of the purchase option of the lessee at the end of the lease term is recognized as loans to third parties and is therefore included under “Loans and receivables” in the consolidated balance sheet.

The finance income arising from these contracts is credited to “Interest and similar income” in the consolidated income statement so as to achieve a constant rate of return over the lease term.

ii. Operating Leases

In operating leases, the ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under “Tangible assets” (note 12). The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use and income from operational leases is recognized on a straight-line basis under “Other operating income (expense)” in the consolidated income statement.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to “Other administrative expenses” in their consolidated income statements.

k) Non-current assets held for sale

“Non-current assets held for sale” includes the carrying amount of individual items or disposal groups or items forming part of a business unit earmarked for disposal (“Discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year, the property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors' payment obligations to them are deemed to be non-current assets held for sale through the completion of actions which normally occurs up to one year.

Non-current assets held for sale are measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under “Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations” in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

l) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheets and the average interest rates at 2013, 2012 and 2011 year-end is provided in note 41-d.

m) Tangible assets

“Tangible assets” includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the Bank, including tangible assets received by the Bank in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (net carrying amount higher than recoverable amount).

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures are located has an indefinite life and, therefore, it is not depreciated.

The tangible asset depreciation charge is recognized in the consolidated income statement and is calculated basically using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Annual Rate

Buildings for own use	4%
Furniture	10%
Fixtures	10%
Office and IT equipment	20%
Leasehold improvements	10% or up to contractual maturity

The Bank assesses at end of each period, if there is no indication that the items of tangible assets may be impaired (carrying amount exceeds its recoverable amount either for use or sale). The assessment of property is done through reports prepared by independent companies.

Once a reduction in the impairment loss of tangible assets is identified, it is adjusted to reach its recoverable amount by recognizing an impairment loss recorded in "Impairment loss on other assets (Net)". Additionally the value of depreciation of that asset is recalculated in order to adjust the value of the life of the asset.

In case of evidence or indication of an impairment loss of a tangible asset, the Bank recognizes the reversal of impairment loss recorded in prior years and should adjust the future depreciation expenses according to the lifetime value of the property. Under no circumstance, a reversal of impairment loss of an asset will increase its carrying amount higher than the amount that it would have had no impairment loss been recognized in prior years.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred.

n) Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or software are developed internally. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured deducting any accumulated amortization and any accumulated impairment losses.

i. Goodwill

In the acquisition of investment in subsidiary, any difference between the investment cost and the investor's share in net fair value of assets, liabilities and contingent liabilities of the investee (subsidiary or affiliate) is accounted for in accordance with IFRS 3 "Business Combination ".

Goodwill is recognized only when the amount of the consideration of the investee acquired exceeds the fair value at the acquisition date, and therefore represents a payment made by the acquirer in anticipation of future economic benefits of assets of the acquired entity that can not be individually identified and recognized separately.

At the end of each reporting period or whenever there is any indication of impairment, goodwill is reviewed for impairment (impairment test) and, if there is any impairment, the goodwill is written down against Impairment losses on Goodwill and other intangible assets in the consolidated income statement.

The net fair value adjustments of assets, liabilities and contingent liabilities of the investee in relation to its carrying amount are allocated to individual identifiable assets acquired and liabilities assumed that comprise it based on their respective fair values at the date of purchase.

In the case of a business combination achieved in stages,  prior interest in the acquiree is measured again at fair value at acquisition date when control of the acquiree is obtained.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

ii. Other intangible assets

Other intangible assets are non-monetary asset without physical substance. Generally arising from software development and acquisition of rights that can generate benefits for the Bank. They can have characteristics of definite or indefinite period.

Other intangible assets are considered to have indefinite useful life when, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate cash inflows for the Bank, or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized, but rather, at the end of each period, the entity reviews the remaining useful life of assets to determine if they are still undefined and, if this is not the case, the change should be accounted for as a change in accounting estimate.

Intangible assets with definite useful life are amortized over its useful life by using methods similar to those used to depreciate tangible assets. The amortization expense is recognized under "Depreciation and amortization" in the consolidated income statement.

The Bank assesses at the end of each period, if there is no indication that the items of intangible assets may present an impairment loss, i.e. an asset that presents the carrying amount higher than the net realizable value. After identifying any reduction in impairment loss, it is adjusted to reach its fair value.

Measurement of the recoverable amount of other intangible assets - software is made based on the value in use, as well as the analysis of the discontinuity of the asset in relation to the activities of the Bank.

Expenditures for acquisition and development of software are amortized over a maximum period od 5 years.

o) Other assets

Other assets include the balance of all prepayments and accrued income (excluding accrued interest), customer relationship, the net amount of the difference between pension plan obligations and the value of the plan assets with a balance on the entity’s behalf, when this net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.

The Bank uses the value in use of customer relationship as a basis for measuring the impairment since it is not reasonably possible to determine the net value of sales, because there is no basis for making a reliable estimate of the value to be obtained by selling the asset in a transaction at cumulative basis, between knowledgeable, willing parties. The value in use of customer lists acquired related to the purchase of the "payroll" will be determined individually. A analyses that aims to demonstrate the expectation of generating future economic benefit and the present value of expected cash flows is prepared by the business areas. Quarterly, these analyses are reviewed based on the actual cash flows of each business (value in use), which are compared with the carrying amount, checking whether there is a need to record a loss on non-recoverability.

p) Liabilities for insurance contracts

The liabilities for insurance contracts are comprised substantially by mathematical reserves for current and future benefits (PMBaC and PMBC). Insurance contracts are contracts under which the Bank accepts a significant risk – other than a financial risk – from a policyholder by agreeing to compensate the beneficiary on the occurrence of an uncertain future event by which the policyholder  will be adversely affected.

Insurance liabilities are recognized when the contract is entered into and the premiums are charged. Contracts that have been classified as insurance are not reclassified subsequently. The liability is derecognized when the contract expires  or is cancelled.

Mathematical reserves for current and future benefits are recognized based on contributions made under the capitalization financial system. The mathematical reserves for current benefits represent commitments under continued income plans which are recognized through actuarial calculation for the traditional, pension plan (PGBL) and cash value life insurance (VGBL) plans.

All valuation methods used by the subsidiaries are based on the general principle that the carrying amount of the net liability must be sufficient to meet any reasonably foreseeable obligation resulting from the insurance contracts. Investment assumptions are either determined by the local regulator or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management, considering the available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities, is the annual long-term growth rate of the underlying assets.

At each balance sheet date an assessment is made of whether the provisions for Mathematical reserves are adequate.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

q) Provision for contingent assets and liabilities

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings  related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success, the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements.

Contingent assets are not accounted for, except when there are guarantees or favorable court decisions, with respect to which no appeal is possible, characterizing the gain as virtually certain. Assets with probable success, if any, are only disclosed in the financial statements.

Management believes that the provisions recognized are sufficient to cover losses from judicial and administrative proceedings, and it also believes that, in the aggregate, they will not have significant impacts on results, cash flow or financial condition of the Bank.

Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any outflow (cash disbursement).

r) Other liabilities

“Other liabilities” includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

s) Share-based compensation

The Bank has long-term compensation plans with vesting conditions. The main vesting conditions are: (1) service conditions, since it is necessary that the participant continues to be employed by the Bank during the term of the Plan for their rights to vest; (2) performance conditions, since the number of Units that ultimately vest will be determined according to the result of certain performance parameter of the Bank, such as: total Shareholder Return (TSR) and may be reduced in case of failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison between actual and budget in each year, as determined by the Board of Directors and (3)  market conditions, since some parameters are linked to the market price of the Bank´s shares. These compensation plans are measured and recorded in accordance with IFRS 2 - "Share-based payment". The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account the market conditions for each plan when estimating the fair value.

Settlement in shares

The Bank measures the fair value of the services received by reference to the fair value of the equity instruments granted at the grant date, taking into account the market conditions for each grant when estimating the fair value. In order to recognize the personnel expenses against equity reserves throughout the vesting period, as the services are received, the Bank considers the treatment of service conditions and recognize the amount for the services received during the vesting period based on the best available estimate of the number of equity instruments expected to vest. Semi-annually, the Bank reviews the estimate of the number of equity instruments expected to vest.

Settlement in cash

For cash-settled share-based compensation (in the form of share appreciation rights), the Bank measures the services rendered and the corresponding liability incurred at the fair value of the share appreciation rights at the grant date and until the liability is settled, the Banks remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period. In order to recognize the personnel expenses against a provision in “other liabilities” throughout the vesting period, reflecting the period as the services are received, the Bank bases the total liability on the best estimate of the number of share appreciation rights that will vest at the end of the vesting period and recognizes the amount for the services received during the vesting period based on such best available estimate. Periodically, the Bank reviews such estimate of the number of share appreciation rights that will vest at the end of vesting period.”

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

t) Recognition of income and expenses

The most significant criteria used by the Bank to recognize its income and expenses are summarized as follows:

i. Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method. Dividends received from other companies are recognized as income when the consolidated entities' right to receive them arises.

ii. Commissions, fees and similar items

Fees and commission income and expenses are recognized in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:

• Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid;

• Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services; and

• Those relating to services provided in a single act are recognized when the single act has been performed.

iii. Non-financial income and expenses

These are recognized for accounting purposes on an accrual basis.

iv. Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v. Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recognized in income over the term of the loan. In the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognized immediately in the consolidated income statement.

u) Financial guarantees

“Financial guarantees” are defined as contracts whereby an entity undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, among others.

The Bank initially recognizes the financial guarantees as liability in the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and similar interest receivable from these contracts over the term thereof, and simultaneously the Bank recognizes, as asset in the consolidated balance sheet, the amount of the fees, commissions and interest received at the start of the transactions and the amounts receivable at the present value of the fees, commissions and interest receivable.

Financial guarantees, regardless of the guarantor, type of instrument or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost.

The provisions made for these transactions are recognized under “Provisions - Provisions for contingent liabilities, commitments and other provisions” in the consolidated balance sheet (note 21).

If a specific provision is required for financial guarantees, the related unearned commissions recognized under “Financial liabilities at amortized cost – Other financial liabilities” in the consolidated balance sheet are reclassified to the appropriate provision.

v) Assets under management and investment and pension funds managed by the Bank

Assets owned by third parties and managed by the consolidated entities are not presented in the consolidated balance sheet. Management fees are included in “Fee and commission income” in the consolidated income statement. Note 42-b contains information on the third-party assets managed by the Bank.

The investment funds and pension funds managed by the consolidated entities are not recorded in the consolidated balance sheet since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Bank entities to these funds (asset management and custody services) are recognized under “Fee and commission income” in the consolidated income statement.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

w) Post-employment benefits

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) healthcare in case of retirement, permanent disability or death for those employees, and their direct beneficiaries.

Defined contribution plans

Defined benefit plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under "Interest Expense and Similar Charges" in the income statement.

Defined benefit plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 21.c. For this type of plan, the sponsoring entity's obligation is to provide the benefits agreed with employees, assuming the potential actuarial risk that benefits will cost more than expected.

For defined benefit plan, the amendment of IAS 19 established fundamental changes in the accounting for and disclosure of employee post-employment benefits such as removing the corridor approach in the accounting for the obligation of the plans, as well as changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability).

The adoption of this new accounting policy involves, fundamentally, full recognition of liabilities on account of actuarial losses (actuarial deficit) not recognized previously, in contrast to the stockholders’ equity (Statements of Comprehensive Income).

Main Definitions

- The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or a sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses correspond to changes in the present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

- The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in "Interest expense and similar Charges" and "Provisions (net)".

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consulting firm, at the end of each year to be effective for the subsequent period.

x) Other long-term employee benefits

“Other long-term employee benefits”, defined as obligations to early retirees considered as those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights relating to the entity until they acquire the legal status of retiree, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee's length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately" (note 21).

y) Termination benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

z) Income taxes

Income tax is calculated at the rate of 15% plus a 10% surtax; social contribution tax is calculated at the rate of 15% for financial institutions, and for non-financial companies the social contribution tax rate is 9%, after adjustments determined by tax legislation.

The expense for corporate income tax is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity, in which case the tax effect is also recognized in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

“Tax assets” includes the amount of all tax assets, which are broken down into “current” amounts of tax to be recovered within the next twelve months and “deferred” amounts of tax to be recovered in future years, including those arising from unused tax losses or tax credits.

“Tax liabilities” includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months and “deferred” the amount of income tax payable in future years.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Income and expenses recognized directly in stockholders equity are accounted for as temporary differences.

The deferred tax assets and liabilities recognized are reassessed at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

Under the current regulation, the expected realization of tax credits based on the Bank's projections of future results and based on technical study, as shown in Note 22.

PIS (Social Integration Program) and COFINS (Tax for Social Security Financing) taxes have been computed at a combined rate of 4.65% on certain gross revenues and expenses. Financial institutions may deduct financial expenses in determining the PIS/COFINS tax basis. PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

aa) Consolidated cash flow statements

The following terms are used in the consolidated cash flow statements with the following meanings:

• Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value and original maturity of three months or less.

• Operating activities: the primary revenue-generating activities of credit institutions and other activities that are not investing or financing activities.

• Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•  Financing activities: activities that result in changes in the size and breakdown of the equity and liabilities that are not operating activities.

In preparing the consolidated cash flows statement, the high liquidity investments with insignificant risk of changes in their values were classified as "Cash and cash equivalents". The Bank classifies as cash and cash equivalents balances recorded under "Cash and balance with the Brazilian Central Bank" and "Loans and amounts due from credit institutions" in the consolidated balance sheet, except restricted resources and long-term transactions.

The interest paid and received correspond basically to operating activities of Banco Santander.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

3. Change in the scope of consolidation

a) Sale of the Investment Fund Management and Managed Portfolio Operations, Currently Developed by Santander Brasil Asset

On December 17, 2013, was concluded the operation involving the sale of its asset management business, by Banco Santander current developed by Santander Brasil Asset ("Transaction"), as informed in the Material Fact dated May 30, 2013, the Transaction falls within the context of a partnership abroad between Banco Santander Spain and the world’s leading private equity companies, Warburg Pincus and General Atlantic., which aims to promote the global growth of its unit management of third party funds, as relevant Fact as of May 30, 2013. This operation generated a gain to Banco Santander of R$ 2,008 million before taxes (Tax effect R$803 million).

Within the scope of the Transaction, Banco Santander disposal all Santander Brasil Asset shares, of which, during Transaction, the asset management activity then performed by Santander Brasil Asset, was segregated from third-party fund allocation activity into a new asset manager created for that purposes (“Asset Manager”).

As part of the Transaction, was entered into between the Asset Manager and Banco Santander a trade agreement establishing the general rules for the management and distribution of products and services to Banco Santander's customers. Banco Santander will remain as manager and dispenser of funds, receiving remuneration consistent with market practices.

b) Establishment of foreign subsidiary

Banco Santander established an independent subsidiary in Spain, Santander Brasil Establecimiento Financieiro de Credito, S.A. (Santander EFC), in order to complement the foreign trade strategy for corporate clients - large Brazilian companies and their operations abroad - and offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The approval process of the establishment of foreign subsidiary before the regulatory bodies (Bacen, Spanish Ministerio de Economia y Hacienda and by Banco de España) was completed on March, 28, 2012. The paid-up share capital of Santander EFC was €748 million.

c) Sale of Zurich Santander Brasil Seguros e Previdência S.A. (formerly Santander Seguros S.A.)

On October 5, 2011, Banco Santander concluded the sale of all shares issued by Zurich Santander Brasil Seguros e Previdência S.A. and indirectly by Zurich Santander Brasil Seguros S.A. (the new corporate name of Santander Brasil Seguros S.A.) to the following companies: (i) Zurich Santander Insurance America S.L. (Zurich Santander), a holding company based in Spain that was 51% held (fifty one percent) by Zurich Financial Services Ltd. and its affiliates (Zurich) and 49% held (forty nine percent) by Santander Spain, and  (ii) Inversiones ZS America SPA, a company established in Chile and held by Zurich Santander (Inversiones ZS). On June 8, 2012 SUSEP approved the transfer of the direct control of Zurich Santander Brasil Seguros e Previdência S.A. to Zurich Santander Holding (Spain), S.L., a holding company based in Spain that is 100% held by Zurich Santander and currently the owner of the shares initially transferred to Zurich Santander.

This closing effected the transfer (i) by Banco Santander to Zurich Santander of 11,251,174,948 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and to Inversiones ZS of 3 common shares of Zurich Santander Brasil Seguros e Previdência S.A. and (ii) payment of the preliminary purchase sale price to Banco Santander, amounting to a net of R$2,741,102 thousands (received on October 5,2011). On May 10, 2013 the final purchase price was defined by the parties in the amount of R$ 2,744,990 thousands, resulting in a price reduction in the aggregate amount of R$ 6,567,142 thousands. On September 3, 2013, Banco Santander concluded the offering of preemptive rights to shareholders, in accordance with Article 253 of Brazilian Corporate Law.

The assets of Zurich Santander Brasil Seguros e Previdência S.A. R$24,731,463 thousands, are primarily composed of R$21,551,422 thousands in debts instruments and equity (public securities, private and fund units specially constituted - guarantors of benefit plans - PGBL/VGBL). The liabilities of Zurich Santander Brasil Seguros e Previdência S.A. amount to R$22,349,428 thousands, main, represented by R$21,278,718 thousands in liabilities for securities agreements relating to technical provision for insurance operations and pension plans. The gain recognized in this operation was R$424,292 thousands, recorded as a result of our disposal of non-current assets held for sale that were not classified as discontinued operations.

This transaction fits into the strategic partnership between Santander Spain and Zurich, involving the acquisition by Zurich Santander of all property and casualty insurers and life and welfare of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

As part of the arrangement of the transaction, Banco Santander exclusively distributes these insurance products over the next 25 years through its branch network, with the exception of automobile insurance that is not included in the scope of the transaction. As a result of these contracts, Banco Santander receives a relative payment equivalent to that received before the transaction. The operation aims to promote and strengthen Banco Santander activities in the insurance market, providing a greater range of products, reaching classes of customers not currently being reached and leveraging the distribution capabilities of Banco Santander.

d) Partial spin-off of Zurich Santander Brasil Seguros e Previdência S.A. with the transfer of the split portion to Sancap Investimentos e Participações S.A.

In the context of sale transaction of Zurich Santander Brasil Seguros e Previdência S.A., at the extraordinary stockholders' meeting held on April 29, 2011, was approved the partial spin-off of Zurich Santander Brasil Seguros e Previdência S.A. with the transfer of its equity to a new company, constituted in the act of the partial spin-off, under the company name of Sancap Investimentos e Participações S.A. (“Sancap”). The spun-off assets to Sancap is total amounting of R$511,774 and refers only and exclusively to the totality of the participation held by Zurich Santander Brasil Seguros e Previdência capital. The partial spin-off was approved by Susep on August 9, 2011.

4. Cash and balances with the Brazilian Central Bank

Thousands of Reais	2013	2012	2011

Cash and cash equivalents	3,533,344	4,114,775	3,542,707
of which:
Cash	3,533,344	4,114,775	3,542,707
Money market investments (1)	12,793,443	17,337,140	17,607,917
Central bank compulsory deposits (2)	35,387,423	34,083,325	44,787,379
Total	51,714,210	55,535,240	65,938,003

(1) Includes securities purchased under agreements to resell, long term and not considered cash equivalents.
(2) Central bank compulsory deposits relate to a minimum balance that financial institutions are required to maintain with the Central Bank of Brazil based on a percentage of deposits received from third parties, considered as restricted use of resources.

5. Loans and amounts due from credit institutions

The breakdown, by classification, type and currency, of the balances of “Loans and amounts due from credit institutions” in the consolidated balance sheets is as follows:

Thousands of Reais	2013	2012	2011

Classification:
Other financial assets at fair value through profit or loss	112	5,065	60,813
Loans and receivables	46,043,184	29,913,132	19,628,861
Of which:
Loans and amounts due from credit institutions, gross	46,211,607	29,988,338	19,690,528
Impairment losses (note 9.c)	(168,423)	(75,206)	(61,667)
Loans and amounts due from credit institutions, net	46,043,296	29,918,197	19,689,674
Loans and amounts due from credit institutions, gross	46,211,719	29,993,403	19,751,341

Type:
Applications in time deposits (2)	4,442,671	8,719,825	7,136,037
Reverse repurchase agreements (1) (2)	19,602,697	3,616,002	1,039,551
Escrow deposits	7,422,359	7,573,599	6,868,943
Cash and Foreign currency investments (2)	14,608,963	9,921,309	4,247,179
Other accounts	135,029	162,668	459,631
Total	46,211,719	29,993,403	19,751,341

Currency:
Brazilian Real	35,828,923	21,803,005	15,067,109
US dollar	9,131,549	7,782,694	4,300,075
Euro	1,248,077	406,064	354,078
Pound sterling	2,070	446	4,519
Other currencies	1,100	1,194	25,560
Total	46,211,719	29,993,403	19,751,341
(1) Collateralized by debt instruments.
(2) Includes R$34,454,664 (2012 - R$15,502,905 and 2011 - R$ 5,474,700), of short-term transactions and low risk of change in its value, considered cash equivalents.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Note 41-d contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

6. Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt instruments” is as follows:

Thousands of Reais	2013	2012	2011

Classification:
Financial assets held for trading	22,840,499	26,646,708	25,298,804
Other financial assets at fair value through profit or loss	105,850	124,187	230,037
Available-for-sale financial assets	44,957,272	43,044,570	43,300,354
Loans and receivables	-	269,612	62,062
Total	67,903,621	70,085,077	68,891,257

Type:
Government securities - Brazil (1)	51,618,879	57,188,916	56,833,361
Debentures and Promissory notes	12,134,183	8,866,474	8,281,136
Other debt securities	4,150,559	4,029,687	3,776,760
Total	67,903,621	70,085,077	68,891,257

Currency:
Brazilian Real	65,664,839	69,214,546	68,187,066
US dollar	2,238,782	870,531	704,191
Total	67,903,621	70,085,077	68,891,257
(1) Includes, substantially, National Treasury Bills (LTN), Treasury Bills (LFT) e National Treasury Notes (NTN-A, NTN-B, NTN-C e NTN-F).

As at December 31, 2013, includes R$29,134,247  (2012 - R$25,650,177 and 2011 - R$34,521,029) of debt securities relating to repurchase agreements, R$4,722,191   (2012 - R$1,487,183 and 2011 - R$2,221,258) to compulsory deposits in Central Bank, R$6,188,885 (2012 - R$8,146,345 and 2011 - R$8,851,981) to guarantee of BM&FBovespa transactions and R$2,726,887 (2012 - R$3,228,030 and 2011 - R$3,066,458) to escrow deposits and other guarantee.

Note 41-d contains a detail of the residual maturity periods of available-for-sale financial assets and of loans and receivables and of the related average interest rates.

7. Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances of “Equity instruments” is as follows:

Thousands of Reais	2013	2012	2011

Classification:
Financial assets held for trading	477,577	428,589	448,209
Other financial assets at fair value through profit or loss	1,192,334	1,099,066	374,519
Available-for-sale financial assets	1,329,810	1,104,050	1,307,847
Total	2,999,721	2,631,705	2,130,575

Type:
Shares of Brazilian companies	1,124,152	913,719	1,001,644
Shares of foreign companies	149,109	349	1,229
Investment fund units and shares (1)	1,726,460	1,717,637	1,127,702
Total	2,999,721	2,631,705	2,130,575

(1) Composite, principally, by stock investment.

b)  Changes

The changes in the balance of “Equity instruments – Financial assets held for trading” were as follows:

Thousands of Reais	2013	2012	2011

Balance at beginning of year	428,589	448,209	3,283,931
Changes in the scope of consolidation (note 3.c)	-	-	(1,643,066)
Net additions /disposals	49,491	(20,026)	(1,193,006)
Valuation adjustments	(503)	406	350
Balance at end of year	477,577	428,589	448,209

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The changes in the balance of “Equity instruments – Other financial assets at fair value through profit or loss” were as follows:

Thousands of Reais	2013	2012	2011

Balance at beginning of year	1,099,066	374,519	17,423,359
Changes in the scope of consolidation (note 3.c)	-	-	(19,819,585)
Net additions /disposals	93,268	724,547	374,518
Valuation adjustments (1)	-	-	2,396,227
Balance at end of year	1,192,334	1,099,066	374,519
(1) Refers to variation of the Investment fund units Guarantors of Benefit Plans - PGBL/VGBL are accounted as income in "Other operating income (expense) - Expense from insurance contracts" net of the variations of their technical provisions.

Thousands of Reais	2013	2012	2011

Balance at beginning of year	1,104,050	1,307,847	1,728,037
Net changes in the scope of consolidation (note 3.c)	-	-	(18,539)
Net additions /disposals	428,274	(201,249)	(319,221)
Valuation adjustments	15,849	(2,548)	(82,430)
Impairment (1)	(218,363)	-	-
Balance at end of year	1,329,810	1,104,050	1,307,847
(1)    Corresponds to registration of losses of permanent character in the realization value of bonds and securities classified in categories securities available for sale recognized currently in earnings on “Other financial instruments not measured at fair value through profit or loss”.

8. Derivative financial instruments and Short positions

a) Notional amounts and market values of trading and hedging derivatives

a.1) Derivatives Recorded in Memorandum and Balance Sheets

Portfolio Summary of Trading Derivative and Used as Hedge

	2013	2012	2011

Assets
Swap Differentials Receivable	5,567,911	4,092,378	3,334,672
Option Premiums to Exercise	500,886	297,124	208,117
Forward Contracts and Others	1,154,731	329,633	692,401
Total	7,223,528	4,719,135	4,235,190

Liabilities
Swap Differentials Payable	4,217,405	4,327,209	3,485,915
Option Premiums Launched	690,743	456,172	537,474
Forward Contracts and Others	1,138,630	609,717	722,342
Total	6,046,778	5,393,098	4,745,731

Summary by Category

Trading	December 31, 2013

	Notional	Cost	Fair Value
"Swap"		724,783	1,656,672
Asset	178,606,316	17,535,192	18,755,675
CDI (Interbank Deposit Rates)	48,684,752	16,464,230	17,210,663
Fixed Interest Rate - Real (1)	36,600,526	-	-
Indexed to Price and Interest Rates	16,519,189	-	-
Indexed to Foreign Currency	76,750,555	1,043,589	1,497,546
Others	51,294	27,373	47,466
Liabilities	177,881,533	(16,810,409)	(17,099,003)
CDI (Interbank Deposit Rates)	32,220,522	-	-
Fixed Interest Rate - Real	52,396,615	(15,796,089)	(15,930,641)
Indexed to Price and Interest Rates	17,533,509	(1,014,320)	(1,168,362)
Indexed to Foreign Currency (1)	75,706,966	-	-
Others	23,921	-	-

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Trading	December 31, 2013

	Notional	Cost	Fair Value
Options	234,782,478	(84,844)	(189,857)
Purchased Position	111,750,290	431,770	500,886
Call Option - US Dollar	3,815,905	108,122	178,192
Put Option - US Dollar	1,407,427	36,455	39,582
Call Option - Other	45,136,315	202,542	211,330
Interbank Market	43,304,479	88,525	149,768
Others (2)	1,831,836	114,017	61,562
Put Option - Other	61,390,643	84,651	71,782
Interbank Market	57,052,006	43,746	9,022
Others (2)	4,338,637	40,905	62,760
Sold Position	123,032,188	(516,614)	(690,743)
Call Option - US Dollar	3,507,854	(204,056)	(314,271)
Put Option - US Dollar	772,847	(16,514)	(20,075)
Call Option - Other	63,515,372	(180,324)	(267,640)
Interbank Market	61,871,607	(106,328)	(214,387)
Others (2)	1,643,765	(73,996)	(53,253)
Put Option - Other	55,236,115	(115,720)	(88,757)
Interbank Market	51,288,888	(44,524)	(12,019)
Others (2)	3,947,227	(71,196)	(76,738)
Futures Contracts	123,646,819	-	-
Purchased Position	41,654,829	-	-
Exchange Coupon (DDI)	3,772,361	-	-
Interest Rates (DI1 and DIA)	29,099,344	-	-
Foreign Currency	8,167,914	-	-
Indexes (3)	598,874	-	-
Others	16,336	-	-
Sold Position	81,991,990	-	-
Exchange Coupon (DDI)	30,021,614	-	-
Interest Rates (DI1 and DIA)	10,266,576	-	-
Foreign Currency	18,179,682	-	-
Indexes (3)	64,008	-	-
Average rate of Repo Operations (OC1)	23,460,110	-	-
Forward Contracts and Others	26,308,836	418,810	16,101
Purchased Commitment	14,198,260	(244,539)	(92,565)
Currencies	13,147,558	(244,539)	(92,565)
Others	1,050,702	-	-
Sell Commitment	12,110,576	663,349	108,666
Currencies	11,711,716	660,462	105,756
Others	398,860	2,887	2,910

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Summary by Category

Trading	December 31, 2012

	Notional	Cost	Fair Value
"Swap"		(116,636)	(109,449)
Asset	112,138,690	15,982,326	16,792,479
CDI (Interbank Deposit Rates)	34,842,507	4,335,903	4,981,610
Fixed Interest Rate - Real (1)	16,341,376	11,646,423	11,810,869
Indexed to Price and Interest Rates	14,386,596	-	-
Indexed to Foreign Currency	46,477,772	-	-
Others	90,439	-	-
Liabilities	112,255,326	(16,098,962)	(16,901,928)
CDI (Interbank Deposit Rates)	30,506,604	-	-
Fixed Interest Rate - Real	4,694,953	-	-
Indexed to Price and Interest Rates	19,509,496	(5,122,900)	(5,512,171)
Indexed to Foreign Currency (1)	57,406,818	(10,929,046)	(11,355,697)
Others	137,455	(47,016)	(34,060)
Options	266,060,940	(94,067)	(159,048)
Purchased Position	107,224,381	228,378	297,124
Call Option - US Dollar	1,792,837	44,838	31,993
Put Option - US Dollar	1,748,915	24,039	24,087
Call Option - Other	46,244,224	86,370	45,920
Interbank Market	45,411,468	51,667	2,289
Others (2)	832,756	34,703	43,631
Put Option - Other	57,438,405	73,131	195,124
Interbank Market	56,963,540	57,121	185,813
Others (2)	474,865	16,010	9,311
Sold Position	158,836,559	(322,445)	(456,172)
Call Option - US Dollar	1,453,215	(36,653)	(28,003)
Put Option - US Dollar	1,385,098	(14,684)	(6,036)
Call Option - Other	83,389,536	(152,818)	(103,294)
Interbank Market	81,602,615	(68,927)	(4,241)
Others (2)	1,786,921	(83,891)	(99,053)
Put Option - Other	72,608,710	(118,290)	(318,839)
Interbank Market	71,156,608	(64,771)	(272,536)
Others (2)	1,452,102	(53,519)	(46,303)
Futures Contracts	61,247,088	-	-
Purchased Position	40,376,893	-	-
Exchange Coupon (DDI)	2,916,996	-	-
Interest Rates (DI1 and DIA)	30,144,684	-	-
Foreign Currency	6,576,093	-	-
Indexes (3)	133,917	-	-
Treasury Bonds/Notes	605,203	-	-
Sold Position	20,870,195	-	-
Exchange Coupon (DDI)	14,091,511	-	-
Interest Rates (DI1 and DIA)	6,556,673	-	-
Foreign Currency	12,414	-	-
Indexes (3)	17,926	-	-
Treasury Bonds/Notes	191,671	-	-
Forward Contracts and Others	21,766,014	166,807	(280,084)
Purchased Commitment	11,046,667	(593,458)	197,859
Currencies	11,046,667	(593,458)	197,859
Sell Commitment	10,719,347	760,265	(477,943)
Currencies	10,797,139	745,350	(185,614)
Others	(77,792)	14,915	(292,329)

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Trading	December 31, 2011

	Notional	Cost	Fair Value
"Swap"		(232,234)	(195,880)
Asset	99,094,099	9,085,753	9,228,909
CDI (Interbank Deposit Rates)	32,413,067	8,712,638	8,223,265
Fixed Interest Rate - Real (1)	5,684,619	373,115	1,005,644
Indexed to Price and Interest Rates	13,259,314	-	-
Indexed to Foreign Currency	47,621,292	-	-
Others	115,807	-	-
Liabilities	99,326,333	(9,317,987)	(9,424,789)
CDI (Interbank Deposit Rates)	23,700,429	-	-
Fixed Interest Rate - Real	5,311,504	-	-
Indexed to Price and Interest Rates	19,781,674	(6,522,360)	(6,352,475)
Indexed to Foreign Currency (1)	50,340,717	(2,719,425)	(3,004,037)
Others	192,009	(76,202)	(68,277)
Options	266,612,580	(217,101)	(329,357)
Purchased Position	110,672,248	239,107	208,117
Call Option - US Dollar	1,299,890	22,549	39,528
Put Option - US Dollar	794,230	2,656	65
Call Option - Other	74,456,856	111,458	48,267
Interbank Market	73,455,970	62,801	14,994
Others (2)	1,000,886	48,657	33,273
Put Option - Other	34,121,272	102,444	120,257
Interbank Market	31,754,691	16,250	41,309
Others (2)	2,366,581	86,194	78,948
Sold Position	155,940,332	(456,208)	(537,474)
Call Option - US Dollar	2,842,096	(21,179)	(17,896)
Put Option - US Dollar	2,848,995	(19,867)	(7,683)
Call Option - Other	69,094,441	(187,362)	(100,105)
Interbank Market	67,744,926	(87,838)	(20,471)
Others (2)	1,349,515	(99,524)	(79,634)
Put Option - Other	81,154,800	(227,800)	(411,790)
Interbank Market	78,492,974	(101,163)	(293,479)
Others (2)	2,661,826	(126,637)	(118,311)
Futures Contracts	100,361,012	-	-
Purchased Position	46,879,640	-	-
Exchange Coupon (DDI)	1,727,725	-	-
Interest Rates (DI1 and DIA)	42,328,562	-	-
Foreign Currency	2,563,038	-	-
Indexes (3)	78,332	-	-
Treasury Bonds/Notes	178,570	-	-
Others	3,413	-	-
Sold Position	53,481,372	-	-
Exchange Coupon (DDI)	17,359,882	-	-
Interest Rates (DI1 and DIA)	21,981,554	-	-
Foreign Currency	13,923,253	-	-
Indexes (3)	38,496	-	-
Treasury Bonds/Notes	178,187	-	-
Forward Contracts and Others	22,726,891	(13,508)	(29,941)
Purchased Commitment	11,564,473	412,217	298,083
Currencies	11,556,048	412,217	298,083
Others	8,425	-	-
Sell Commitment	11,162,418	(425,725)	(328,024)
Currencies	11,138,022	(442,856)	(272,312)
Others	24,396	17,131	(55,712)
(1) In 2012 and 2011, Includes credit derivatives.
(2) Includes stock options, indices and commodities.
(3) Includes Bovespa index and S&P.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

a.2) Derivatives Financial Instruments by Counterparty

Notional	2013				2012	2011
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total	Total
"Swap"	36,552,414	86,954,433	55,099,469	178,606,316	112,138,690	99,094,099
Options	3,263,388	730,059	230,789,031	234,782,478	266,060,940	266,612,580
Futures Contracts	-	-	123,646,819	123,646,819	61,247,088	100,361,012
Forward Contracts and Others	13,628,060	9,257,517	3,423,259	26,308,836	21,766,014	22,726,891

(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional				2013	2012	2011
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total	Total
"Swap"	40,200,385	50,392,769	88,013,162	178,606,316	112,138,690	99,094,099
Options	165,992,171	40,560,563	28,229,744	234,782,478	266,060,940	266,612,580
Futures Contracts	54,465,502	33,816,696	35,364,621	123,646,819	61,247,088	100,361,012
Forward Contracts and Others	11,148,113	6,402,559	8,758,164	26,308,836	21,766,014	22,726,891

a.4) Derivatives by Market Trading

Notional	Stock		Over the	2013	2012	2011
	Exchange (1)	Cetip (2)	Counter	Total	Total	Total
"Swap"	48,944,989	51,377,800	78,283,527	178,606,316	112,138,690	99,094,099
Options	224,282,471	2,796,722	7,703,285	234,782,478	266,060,940	266,612,580
Futures Contracts	123,646,819	-	-	123,646,819	61,247,088	100,361,012
Forward Contracts and Others	-	16,164,648	10,144,188	26,308,836	21,766,014	22,726,891
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

a.5) Credit Derivatives

Transactions involving credit derivatives are carried out in order to reduce or eliminate exposure to specific risks arising from the purchase or sale of assets within the concept of credit portfolio management.

In December 31, 2012, the volume of credit derivatives with total return rate - credit risk received corresponds to R$607,119 (2011- R$557,327) of cost and R$669,507 (2011 - R$500,425) of market value and required stockholders' equity used amounted to R$3,585 (2011 - R$3,291).

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

a.6) Derivatives Used as Hedge Instruments

Derivatives used as hedge  by index are as follows:

Market Risk Hedge
			2013

		Adjustment
	Cost	to Market	Fair Value
Hedge Instruments
Swap Contracts	38,532	(68,228)	(29,696)
Asset	2,514,466	(562,968)	1,951,498
CDI (Interbank Deposit Rates) (1) (2)	1,206,647	(685,468)	521,179
Indexed to Foreign Currency - Libor - US Dollar (2) (3) (4) (6)	498,575	28,638	527,213
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (5)	330,511	4,603	335,114
Indexed to Foreign Currency - Euro (1)	478,733	89,259	567,992
Liabilities	(2,475,934)	494,740	(1,981,194)
Indexed to Foreign Currency - US Dollar (1)	(1,221,704)	(157,150)	(1,378,854)
Indexed to Foreign Currency - Fixed Interest (2)	(538,292)	668,433	130,141
Indexed to Foreign Currency - Fixed Interest - US Dollar (3)	(26,824)	(1,651)	(28,475)
CDI (Interbank Deposit Rates) (4)	(136,522)	(6,783)	(143,305)
Indexed to Foreign Currency - Libor - US Dollar (5)	(304,621)	(5,805)	(310,426)
Fixed Interest Rate - Real (6)	(247,971)	(2,304)	(250,275)
Assets	2,148,723	129,432	2,278,155
Lending Operation	1,614,157	90,801	1,704,958
Indexed to Foreign Currency - US Dollar	1,098,267	106,548	1,204,815
Indexed to Foreign Currency - Fixed Interest - US Dollar	26,840	373	27,213
Indexed Indices of Prices and Interest	104,851	2,104	106,955
CDI (Interbank Deposit Rates)	155,127	(6,948)	148,179
Fixed Interest Rate - Real	229,072	(11,276)	217,796
Securities	534,566	38,631	573,197
Available-for-Sale Securities - Debentures	534,566	38,631	573,197
Liabilities	(332,147)	(2,963)	(335,110)
Securities Issued Abroad	(332,147)	(2,963)	(335,110)
Eurobonds	(332,147)	(2,963)	(335,110)

 Market Risk Hedge
			2012

		Adjustment
	Cost	to Market	Fair Value
Hedge Instruments
Swap Contracts	59,148	(147,817)	(88,669)
Asset	1,581,458	105,351	1,686,809
CDI (Interbank Deposit Rates) (1) (2)	1,039,229	5,241	1,044,470
Indexed to Foreign Currency - Libor - US Dollar (2) (3)(4) (6)	255,056	24,302	279,358
Indexed to Foreign Currency - EURO (1)	287,173	75,808	362,981
Liabilities	(1,522,310)	(253,168)	(1,775,478)
Indexed to Foreign Currency - US Dollar (1)	(1,070,666)	(185,072)	(1,255,738)
Indexed to Price Indexes and Interest (2)	(245,530)	(50,678)	(296,208)
Indexed to Foreign Currency - Fixed Interest US Dollar (3)	(35,076)	(3,062)	(38,138)
CDI (Interbank Deposit Rates) (4)	(171,038)	(14,356)	(185,394)
Hedge Item
Assets	1,593,371	119,818	1,713,189
Lending Operation	1,229,701	83,785	1,313,486
Indexed to Foreign Currency - US Dollar	1,021,123	93,162	1,114,285
Indexed to Foreign Currency - Fixed Interest US Dollar	35,094	676	35,770
CDI (Interbank Deposit Rates)	173,484	(10,053)	163,431
Securities	363,670	36,033	399,703
Securities Available for Sale - Debentures	363,670	36,033	399,703

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

			2011

		Adjustment
	Cost	to Market	Fair Value
Hedge Instruments
Swap Contracts	74,928	1,247	76,175
Asset	417,731	35,864	453,595
CDI (Interbank Deposit Rates) (1)	145,940	771	146,711
Indexed to Foreign Currency - Libor - US Dollar (3) (4)	271,791	35,093	306,884
Liabilities	(342,803)	(34,617)	(377,420)
Indexed to Foreign Currency - US Dollar (1)	(101,410)	(908)	(102,318)
Indexed to Foreign Currency - Fixed Interest US Dollar (3)	(55,498)	(5,067)	(60,565)
CDI (Interbank Deposit Rates)(4)	(185,895)	(28,642)	(214,537)
Hedge Item
Assets	342,473	3,787	346,260
Lending Operation	342,473	3,787	346,260
Indexed to Foreign Currency - US Dollar	100,871	1,450	102,321
Indexed to Foreign Currency - Fixed Interest US Dollar	55,663	4,902	60,565
CDI (Interbank Deposit Rates)	185,939	(2,565)	183,374
(1) Instruments whose the hedge item are loan operations indexed in foreign currency - dollar with fair value R$1,204,815 ( 2012 - R$1,114,285 and 2011 - R$102,321), indexed Indices of Prices and Interest R$106,955 and securities shown by debentures with fair value R$114,891 (2012 - R$133,273).
(2) Instruments whose hedge object are securities shown by debentures with fair value R$458,306 (2012 - R$266,430).
(3) Instruments whose the hedge item are loan operations indexed in foreign currency fixed interest - US dollar with fair value R$27,213 (2012 -  R$35,770 and 2011 - R$60,565).
(4) Instruments whose the hedge item are loan operations indexed in CDI with fair value R$148,179 (2012 - R$163,431 and 2011 - R$183,374).
(5) Instruments whose hedge objects are obligations for securities abroad - eurobonds with fair value R$335,110.
(6) Instruments whose hedge objects are lending operations indexed pre fixed interest - Reais with a market value of R$217,796.

Cash Flow Hedge
	2013
	Reference		Adjustment
	Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(166,190)	(110,280)	(276,470)
Asset	2,863,318	2,863,318	50,346	2,913,664
Indexed to Foreign Currency - Swiss Franc (1)	983,011	983,011	40,109	1,023,120
Indexed to Foreign Currency - Chile (2)	97,135	97,135	6,867	104,002
Indexed to Foreign Currency - Iuan (3)	58,043	58,043	1,131	59,174
Indexed in Reais (4)	1,278,611	1,278,611	(41,887)	1,236,724
Indexed to Foreign Currency - Pre Dollar (5)	236,560	236,560	28,717	265,277
Indexed to Foreign Currency - Euro (6)	209,958	209,958	15,409	225,367
Liabilities	(3,029,508)	(3,029,508)	(160,626)	(3,190,134)
Indexed to Foreign Currency - Pre Dollar (1) (2) (3) (4)	(2,627,525)	(2,627,525)	(112,112)	(2,739,637)
CDI (Interbank Deposit Rates) (5)	(204,096)	(204,096)	(32,980)	(237,076)
Indexed to Foreign Currency - Dollar (6)	(161,618)	(161,618)	(12,206)	(173,824)
Indexed to Foreign Currency - Reais (6)	(36,269)	(36,269)	(3,328)	(39,597)
Future Contracts	13,115,676	-	-	-
Foreign Currency - Dollar (7)	13,115,676	-	-	-

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	2012
	Reference		Adjustment
	Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(18,867)	(17,846)	(36,713)
Asset	818,997	818,997	60,173	879,170
Indexed to Foreign Currency - Swiss Franc (1)	678,335	678,335	53,619	731,954
Indexed to Foreign Currency - Chile (2)	91,379	91,379	6,584	97,963
Indexed to Foreign Currency - Iuan (3)	49,283	49,283	(30)	49,253
Liabilities	(837,864)	(837,864)	(78,019)	(915,883)
Indexed to Foreign Currency - Pre Dollar (1) (2) (3)	(837,864)	(837,864)	(78,019)	(915,883)
Future Contracts	34,567,439	-	-	-
DI1 Rate (9)	18,962,863	-	-	-
Foreign Currency - Dollar (7)	15,604,576	-	-	-

	2011
	Reference		Adjustment
	Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(30,354)	(1,184)	(31,538)
Asset	651,490	651,490	26,989	678,479
Indexed to Foreign Currency - Swiss Franc (1)	300,488	300,488	25,792	326,280
Indexed to Pre Interest Rate - Real (8)	351,002	351,002	1,197	352,199
Liabilities	(681,844)	(681,844)	(28,173)	(710,017)
Indexed to Foreign Currency - Pre Dollar	(681,844)	(681,844)	(28,173)	(710,017)
Future Contracts	(1,794,034)	-	-	-
DI1 Rate (9)	(1,794,034)	-	-	-

	2013	2012	2011

Hedge Item - Cost
Assets	13,308,608	15,538,109	-
Lending Operations - Financing and Export Credit and Imports	12,906,917	15,538,109	-
Promissory Notes - PN	204,096	-	-
Lending Operations	197,595	-	-
Liabilities	2,423,571	19,607,312	2,518,986
Eurobonds	2,423,571	820,077	300,803
Deposits from credit institutions - Foreign Loans	-	-	351,002
Times deposits	-	18,787,235	1,867,181
(1) Operations due December 1, 2014, March 4, 2015 and April 12, 2016 (12/31/2012 - operations due December 1, 2014 and April 12, 2016 and 12/31/2012 - operations due December 1, 2014), whose object of "hedging" transactions are eurobonds.
(2) Operation due April 13, 2016 (12/31/2012 - operation due April 13, 2016), whose object of "hedge" is an operation of eurobonds.
(3) Operation with maturing on December 24, 2014 (12/31/2012 - operation due December 24, 2014), and hedge object of eurobonds transactions.
(4) Operation due March 18, 2016, whose object of "hedge" is an operation of eurobonds.
(5) Operation maturing on April 10, 2018, which hedge objects its securities operation represented by promissory notes classified in "available-for-sale securities" category.
(6) Operations due April 3, 2018 and July 15, 2015, whose objects "hedge" contracts are loans from credit institutions.
(7) Operations due January 31, 2014 (31/12/2012 - operation due January 31, 2013) and the updated value of the instruments of R$12,904,246 (12/31/2012 - R$ 15,531,390), whose object of "hedge" are the loans - loan agreements and credit export and import.
(8) On December 31, 2011, operation due June 15, 2012, whose object of "hedging" are operations with borrowings abroad.
(9) In the first quarter of 2013, due to the business strategy, the structures of "hedge" cash flow which had the object of "hedge" bank deposit certificates (CDB) were discontinued. The effect of marking to market of these futures contracts net of tax effects highlighted in equity corresponds to a debt of R$1,046 and will be amortized by January 2014, the remaining term of the hedging instruments.

The effect of marking to market the swaps and future contracts corresponds to a debit in the amount of R$168,050 (2012 to a debit in the amount of - R$258,555 and 2011 to a credit in the amount of R$15,149) accounted on stockholders equity, net of tax effects.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Investment Hedge

On December 31, 2013, the Bank has recorded a transaction of investment hedge on its stake in Santander EFC, with notional value of R$2,3 billion, maturing between January to March and the effect of R$117,891, of exchange rate changes recorded in equity, net of taxes. No ineffective portion be recorded in the consolidated income statement was identified.

 a.7) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa using own and third-party derivatives is composed of government securities.

	2013	2012	2011

Financial Treasury Bill - LFT	763,911	1,421,634	1,181,181
National Treasury Bill - LTN	2,521,736	3,699,901	4,363,944
National Treasury Notes - NTN	3,017,363	3,024,811	3,306,856
Total	6,303,010	8,146,346	8,851,981

9. Loans and advances to customers

a) Breakdown

The breakdown, by classification, of the balances of “Loans and advances to customers” in the consolidated balance sheets is as follows:

Thousands of Reais	2013	2012	2011

Loans and receivables(1)	212,734,327	196,774,297	183,066,268
Of which:
Loans and receivables at amortized cost	226,206,449	210,740,669	194,184,437
Impairment losses	(13,472,122)	(13,966,372)	(11,118,169)
Loans and advances to customers, net	212,734,327	196,774,297	183,066,268
Loans and advances to customers, gross	226,206,449	210,740,669	194,184,437
(1) During the year of 2012 the Banco Santander, through its wholly subsidiary in Spain, acquired by Banco Santander SA - New York Branch and London Branch, under commutative conditions, portfolio of financing contracts to export and import, related to operations contracted with Brazilian clients or their affiliates abroad, totaling US$29 million and US$90 million equivalent to R$60 million and R$121 million respectively, the exchange rate of the days when there were operations. These transactions were concluded, noting the Policy for Transactions with Related Parties of the Bank, including approval by the Board of Directors.

Thousands of Reais	2013	2012	2011

Type:
Loans operations (1)	223,329,356	208,636,512	192,681,804
Repurchase agreements	55,339	407,694	337,986
Other receivables	2,821,754	1,696,463	1,164,647
Total	226,206,449	210,740,669	194,184,437
(1) Includes loans, leasing and other loans with credit characteristics.

Note 41-d contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

There are no loans and advances to customers for material amounts without fixed maturity dates.

b) Detail

Following is a detail, by loan type and status, borrower sector and interest rate formula, of the loans and advances to customers, which reflect the Bank’s exposure to credit risk in its core business, gross of impairment losses:

Thousands of Reais	2013	2012	2011
Loan borrower sector:
Commercial, financial and industrial	113,571,171	103,208,796	94,921,748
Real estate-construction	25,554,929	20,106,962	16,297,940
Installment loans to individuals	84,312,245	83,243,281	76,458,873
Lease financing	2,768,104	4,181,630	6,505,876
Total (1)	226,206,449	210,740,669	194,184,437
(1) It includes commercial credit, secured loans, reverse repurchase agreements, finance leases, other term loans and impaired assets.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Interest rate formula:
Fixed interest rate	168,304,100	153,505,996	133,503,436
Floating rate	57,902,349	57,234,673	60,681,001
Total	226,206,449	210,740,669	194,184,437

c) Impairment losses

The changes in the allowances for the impairment losses on the balances of “Loans and receivables” were as follows:

Thousands of Reais	2013	2012	2011

Balance at beginning of year	14,041,578	11,179,836	9,191,762
Impairment losses charged to income for the year	14,356,099	18,003,906	11,190,886
Of which:
Commercial, financial and industrial	5,186,845	5,776,813	2,943,221
Real estate-mortgage	125,720	148,847	97,472
Installment loans to individuals	8,802,651	11,794,298	7,972,084
Lease finance	240,883	283,948	178,109
Write-off of impaired balances against recorded impairment allowance	(14,757,132)	(15,142,164)	(9,202,812)
Of which:
Commercial, financial and industrial	(3,194,381)	(4,991,510)	(2,469,617)
Real estate-mortgage	(177,394)	(48,071)	(36,447)
Installment loans to individuals	(11,093,001)	(9,855,295)	(6,484,338)
Lease finance	(292,356)	(247,288)	(212,410)
Balance at end of year	13,640,545	14,041,578	11,179,836
Of which:
Loans and advances to customers	13,472,122	13,966,372	11,118,169
Loans and amounts due from credit institutions (Note 5)	168,423	75,206	61,667

Thousands of Reais	2013	2012	2011

Recoveries of loans previously charged off	456,310	1,528,310	1,809,337
Of which:
Commercial, financial and industrial	123,280	456,160	352,638
Real estate-mortgage	77,672	64,341	65,323
Installment loans to individuals	214,764	959,900	1,331,104
Lease finance	40,594	47,909	60,272

Taking into account these amounts recognized in “Impairment losses charged to income for the year” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$13,899,788 in 2013, R$16,475,925 in 2012 and R$9,381,549 in 2011.

d) Impaired assets

The detail of the changes in the balance of the financial assets classified as “Loans and receivables – loans and advances to customers” and considered to be impaired due to credit risk is as follows:

Thousands of Reais	2013	2012	2011

Balance at beginning of year	16,057,134	13,072,693	9,348,648
Net additions	12,721,775	18,126,605	12,926,857
Derecognized assets	(14,757,132)	(15,142,164)	(9,202,812)
Balance at end of year	14,021,777	16,057,134	13,072,693

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Following is a detail of the financial assets considered to be impaired classified by age of the oldest past-due amount:

Thousands of Reais	2013	2012	2011

With no Past-Due Balances or Less than 3 Months Past Due	5,785,220	4,567,148	5,480,930
With Balances Past Due by
3 to 6 Months	3,377,653	5,282,229	2,473,485
6 to 12 Months	4,230,751	5,609,819	4,342,172
12 to 18 Months	563,207	484,835	445,032
18 to 24 Months	33,988	66,111	311,679
More than 24 Months	30,958	46,992	19,395
Total	14,021,777	16,057,134	13,072,693

e) Loan past due for less than 90 days but not classified as impaired

Thousands of Reais	2013	% of total loans past due for less than 90 days	2012	% of total loans past due for less than 90 days

Commercial and industrial	5,208,063	23.75%	7,070,941	36.40%
Mortgage loans	6,841,305	31.19%	1,304,674	6.70%
Installment loans to individuals	9,651,987	44.01%	10,346,596	53.30%
Financial Leasing	231,157	1.05%	702,640	3.60%
Total (1)	21,932,512	100.00%	19,424,851	100.00%

(1) Refers only to loans past due between 1 and 90 days.

f) Lease portfolio at present value

Thousands of Reais	2013	2012	2011

Gross investment in lease transactions	3,143,227	4,882,797	7,991,849
Lease receivables	2,439,551	3,714,457	5,720,996
Unrealized residual values (1)	703,676	1,168,340	2,270,853
Unearned income on lease	(2,394,584)	(3,622,469)	(5,570,537)
Offsetting residual values	(703,676)	(1,168,340)	(2,270,853)
Leased property and equipment	7,996,409	11,738,066	16,485,919
Accumulated depreciation	(5,387,661)	(8,242,886)	(11,346,459)
Present value adjustment	2,156,908	4,768,240	8,049,256
Losses on unamortized lease	186,661	171,659	198,119
Advances for guaranteed residual value	(2,233,693)	(4,355,504)	(7,050,545)
Other assets	4,513	10,067	19,127
Total	2,768,104	4,181,630	6,505,876

(1) Guaranteed residual value of lease agreements.

Unrealized lease income (lease income to appropriate related to minimum payments receivable) is R$375,127  ( 2012 - R$701,167 and 2011 - R$1,485,973).

As at December 31, 2013,  2012 and 2011 there were no material agreements for lease contracts.

Breakdown by maturity

Gross investment in lease transactions

Thousands of Reais	2013	2012	2011

Overdue	75,723	144,586	214,378
Due to:
Up to 1 year	1,617,452	2,504,585	3,728,746
From 1 to 5 years	1,439,700	2,225,247	4,042,054
Over 5 years	10,352	8,379	6,671
Total	3,143,227	4,882,797	7,991,849

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Report per lease portfolio maturity at present value

Thousands of Reais	2013	2012	2011

Overdue	55,037	96,689	143,337
Due to:
Up to 1 year	1,537,026	2,353,900	3,427,190
From 1 to 5 years	1,169,336	1,727,902	2,932,795
Over 5 years	6,705	3,139	2,554
Total	2,768,104	4,181,630	6,505,876

g) Transfer of financial assets with retention of risks and benefits

In March 2013, the Bank disposal the loan portfolio amounting R$47,485, with retention of risks and benefits that were not classified to write-off. Contracts and installments of contracts assignment object refer to mortgages, which fall due until October 2041.

In December 2011, the Bank disposal the loan portfolio amounting R$688,821, with retention of risks and benefits that were not classified to write-off. Contracts and installments of contracts assignment object refer to mortgages, which fall due until October 2041.

In December 31, 2013, the amount recorded on “Loans and advances to customers” related to loan portfolio assigned is R$380,736 (2012 - R$508,714), and R$336,040 (2012 - R$495,467) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer”.

The foregoing transfer was conducted with a recourse clause and the mandatory repurchase is provided for in the following events:

- agreements in default for longer than 90 consecutive days;
- agreements under renegotiation;
- agreements subject to portability, pursuant to Resolution 3,401 of the Brazilian Monetary Council (CMN);
- agreements subject to intervenience.

The amount of mandatory repurchase will be calculated based on the outstanding balance of credit duly updated on the date of said repurchase.

As of the date of assignment, the cash flows of assigned operations will be paid directly to the assigning entity.

10. Non-current assets held for sale

At December 31, 2013, 2012 and 2011, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets. The change in the "Non-current assets held for sale" is as follows:

Thousands of Reais	2013	2012	2011

Balance at beginning of year	315,315	223,374	167,526
Foreclosures loans and other assets transferred (1)	51,010	112,697	24,874,974
Sales (1) (2)	(41,937)	(29,987)	(24,819,126)
Others	24	9,231	-
Final balance, gross (3)	324,412	315,315	223,374
Impairment losses	(49,682)	(149,605)	(90,986)
Impairment as a percentage of foreclosed assets	15.31%	47.45%	40.73%
Balance at end of year	274,730	165,710	132,388

(1) In 2011, includes R$24,731,463 of assets of Zurich Santander Brasil Seguros e Previdência S.A. Additionally, R$22,349,428 of liabilities directly associated with non-current assets held for sale of Zurich Santander Brasil Seguros e Previdência S.A. were sold. The assets and liabilities related to the sale of Zurich Santander Brasil Seguros e Previdência S.A. (note 3.c) are presented at net amount in the cash flow statement.
(2)  Includes sale of administrative buildings.
(3) Refers mainly to buildings and vehicles arising from executions of loans.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

11. Investments in associates and joint ventures

 Jointly controlled

Banco Santander considers investments classified as jointly controlled: when they possess a shareholders' agreement, which sets the strategic financial and operating decisions require the unanimous consent of all investors.

Significant Influence

Banco Santander considers investments classified as significant influence over the associates who have indication of board members.

a) Breakdown

				Participation %
Jointly Controlled by the Banco Santander	Activity	Country	12/31/2013	12/31/2012	12/31/2011
Companhia de Crédito, Financiamento e Investimento RCI Brasil (1)	Financial	Brazil	39.89%	39.89%	39.64%
Companhia de Arrendamento Mercantil RCI Brasil (1)	Leasing	Brazil	-	-	39.88%
Norchem Participações e Consultoria S.A. (2)	Other Activities	Brazil	50.00%	50.00%	50.00%
Cibrasec - Companhia Brasileira de Securitização (2)	Securitization	Brazil	13.64%	13.64%	13.64%
Estruturadora Brasileira de Projetos S.A. - EBP (2)	Other Activities	Brazil	11.11%	11.11%	11.11%

Jointly Controlled by Santander S.A. Serviços Técnicos, Administrativos e de Corretagem
Webmotors S.A. (4)	Other Activities	Brazil	70.00%	-	-
Tecnologia Bancária S.A. - TECBAN (3)	Other Activities	Brazil	20.82%	-	-

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (2)	Other Activities	Brazil	21.75%	21.75%	21.75%
BW Guirapá I S.A. (5)	Holding	Brazil	40.57%	-	-

	Investments
Jointly Controlled by the Banco Santander	12/31/2013	12/31/2012	12/31/2011
Companhia de Crédito, Financiamento e Investimento RCI Brasil (1)	467,362	413,047	132,514
Companhia de Arrendamento Mercantil RCI Brasil (1)	-	-	232,017
Norchem Participações e Consultoria S.A. (2)	24,254	23,369	22,528
Cibrasec - Companhia Brasileira de Securitização (2)	10,298	10,285	10,287
Estruturadora Brasileira de Projetos S.A. - EBP (2)	11,085	2,726	679

Jointly Controlled by Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)
Webmotors S.A. (4)	316,784	-	-
Tecnologia Bancária S.A. - TECBAN (3)	118,209	-	-

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (2)	27,096	22,666	24,200
BW Guirapá I S.A. (5)	88,715	-	-
Total	1,063,803	472,093	422,225

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

		Results of Investments

Jointly Controlled by the Banco Santander	1/01 at 12/31/2013	1/01 at 12/31/2012	1/01 at 12/31/2011
Companhia de Crédito, Financiamento e Investimento RCI Brasil (1)	68,162	68,534	25,424
Companhia de Arrendamento Mercantil RCI Brasil (1)	-	-	29,102
Norchem Participações e Consultoria S.A. (2)	1,225	841	(2,973)
Cibrasec - Companhia Brasileira de Securitização (2)	522	825	909
Estruturadora Brasileira de Projetos S.A. - EBP (2)	5,530	2,046	(2,320)

Jointly Controlled by Santander Serviços
Webmotors S.A. (4)	6,479	-	-
Tecnologia Bancária S.A. - TECBAN (3)	9,938	-	-

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (2)	5,952	1,076	4,074
BW Guirapá I S.A. (5)	(6,466)	-	-
Total	91,342	73,322	54,216

			2013
Jointly Controlled by the Banco Santander	Total assets	Total liabilities	Total profit
Companhia de Crédito, Financiamento e Investimento RCI Brasil (1)	9,284,500	8,182,191	154,008
Companhia de Arrendamento Mercantil RCI Brasil (1)	1,705,709	1,022,876	69,485
Norchem Participações e Consultoria S.A. (2)	102,665	54,158	2,450
Cibrasec - Companhia Brasileira de Securitização (2)	106,427	31,235	8,605
Estruturadora Brasileira de Projetos S.A. - EBP (2)	94,493	18,129	(2,003)

Jointly Controlled by Santander S.A. Santander Serviços
Webmotors S.A. (4)	221,400	11,388	14,410
Tecnologia Bancária S.A. - TECBAN (3)	753,463	500,896	60,859

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (2)	202,264	77,684	27,367
BW Guirapá I S.A. (5)	119,215	398,155	14,410
Total	12,590,136	10,296,712	349,591

			2012
Jointly Controlled by the Banco Santander	Total assets	Total liabilities	Total profit
Companhia de Crédito, Financiamento e Investimento RCI Brasil (1)	7,196,107	6,181,629	190,090
Companhia de Arrendamento Mercantil RCI Brasil (1)	1,809,185	1,167,533	95,595
Norchem Participações e Consultoria S.A. (2)	98,151	51,414	1,681
Cibrasec - Companhia Brasileira de Securitização (2)	117,905	42,480	9,580
Estruturadora Brasileira de Projetos S.A. - EBP (2)	30,325	5,790	18,419

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (2)	563,279	220,522	6,401
Total	9,814,952	7,669,368	321,766

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

			2011
Jointly Controlled by the Banco Santander	Total assets	Total liabilities	Total profit
Companhia de Crédito, Financiamento e Investimento RCI Brasil (1)	4,533,347	4,199,058	80,205
Companhia de Arrendamento Mercantil RCI Brasil (1)	1,402,148	820,376	72,973
Norchem Participações e Consultoria S.A. (2)	94,918	49,861	(5,946)
Cibrasec - Companhia Brasileira de Securitização (2)	134,766	59,322	11,462
Estruturadora Brasileira de Projetos S.A. - EBP (2)	6,958	842	(20,879)

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (2)	172,267	61,001	18,733
Total	6,344,404	5,190,460	156,548

b) Changes

The changes in the balance of this item were as follows:

	12/31/2013	12/31/2012	12/31/2011
Jointly Controlled by the Banco Santander
Balance at beginning of year	449,427	398,025	348,262
Capital increases	2,830	-	6,107
Additions	418,547	-	2,174
Income from companies accounted for by the equity method	91,674	72,246	50,142
Dividends proposed/received	(14,689)	(20,827)	(8,951)
Others	203	(17)	291
Balance at end of year	947,992	449,427	398,025

Significant Influence of Banco Santander
Balance at beginning of year	22,666	24,200	22,325
Additions (5)	95,000	-	825
Income from companies accounted for by the equity method	(332)	1,076	4,074
Dividends proposed/received	(1,523)	(2,610)	(3,024)
Balance at end of year	115,811	22,666	24,200
(1) At the Extraordinary General Meeting held on May 31, 2012 of Companhia de Arrendamento Mercantil RCI Brasil (Leasing RCI Brasil) and Companhia de Crédito, Financiamento e Investimento RCI Brasil (Financeira RCI Brasil), their respective stockholders approved the proposed merger of shares of Leasing RCI Brasil into the equity of Financeira RCI Brasil as at March 31, 2012, Leasing RCI Brasil becoming an indirect interest of the Bank.
(2) Companies delayed by one month for the calculation of equity.
(3)  Acquisition by Santander Serviços of shares issued by Tecban held by Santusa under a sale and purchase agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, is subject to authorization by Bacen pursuant to Resolution 4.062/2012, and effective on March 27, 2013.
(4) Was celebrated on June 21, 2013 an agreement with the objective of Carsales.com Limited (Carsales) participation in Webmotors’ capital (Transaction), a company indirectly controlled by Banco Santander, for R$180 million. The Transaction will be implemented through the acquisition by the Carsales of new shares of Webmotors’ capital, representing 30% of all capital. Although the participation exceeds 50%, in accordance with the stockholders' agreement, Banco Santander and Carsales now joint control. This transaction generated a gain in Santander Serviços amounting R$119,961 related to the change in the percentage shareholding in Webmotors S.A. due to the entry of Carsales in its capital and R$169,775, related to the recognition of the fair value of the indirect remaining in Banco Santander of Webmotors’ capital of 42.5% (60.65% for the Bank's investment in the Santander Serviços’ capital under  70.00% of investment  to Santander Serviços for Webmotors S.A.), under IFRS 10 - Consolidated Financial Statements, these amounts were recorded in “Gains (losses) disposal of assets not classified as non-current assets held for sale.
(5) In June, Bank endorsed R$95,000 and paid R$50,000 on BW Guirapá S.A. Capital's, and in October 2013 there was payment of share capital in the amount of R$45,000 without issuing new shares.
(*) The Bank does not have collateral with associates and joint ventures.
(**) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c) Impairment losses

No impairment losses was recognized on investments in associates and joint ventures in 2013, 2012 and 2011.

12. Tangible assets

Tangible assets of the Bank relate to property, plant and equipment for the Bank's own use. The Bank does not have tangible assets held as investment property nor leased out under operating leases. The Bank is also not a part of any financial lease contracts as of and during fiscal years ended December 31, 2013, 2012 and 2011.

a) Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

In thousand of reais
Cost	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Works in progress and others	Total
Balance at beginning of the year	2,226,175	1,317,006	3,000,988	1,263	6,545,432
Changes in the scope of consolidation (note 3.c)	(2,093)	(626)	(272)	-	(2,991)
Additions	204,222	25,302	843,643	1,569	1,074,736
Write-off	(5,482)	(16,827)	(52,000)	-	(74,309)
Transfers	24,832	204,956	(206,278)	-	23,510
Balance at December 31, 2011	2,447,654	1,529,811	3,586,081	2,832	7,566,378

Additions	272,599	4,586	1,169,292	927	1,447,404
Write-off	(72,188)	(71,962)	(41,473)	-	(185,623)
Transfers	567	498,412	(188,798)	-	310,181
Balance at December 31, 2012	2,648,632	1,960,847	4,525,102	3,759	9,138,340

Additions	335,943	75,239	1,329,411	706	1,741,299
Write-off	(32,857)	(48,032)	(29,178)	-	(110,067)
Transfers	68,766	154,883	(242,158)	-	(18,509)
Balance at December 31, 2013	3,020,484	2,142,937	5,583,177	4,465	10,751,063

Accumulated depreciation
Balance at beginning of the year	(269,553)	(852,129)	(844,337)	-	(1,966,019)
Changes in the scope of consolidation (note 3.c)	524	556	184	-	1,264
Additions	(59,259)	(163,854)	(347,019)	-	(570,132)
Write-off	2,255	15,548	33,867	-	51,670
Transfers	(23,662)	(32)	187	-	(23,507)
Balance at December 31, 2011	(349,695)	(999,911)	(1,157,118)	-	(2,506,724)

Additions	(59,673)	(242,026)	(423,291)	-	(724,990)
Write-off	42,123	59,006	18,304	-	119,433
Transfers	-	(50,911)	3	-	(50,908)
Balance at December 31, 2012	(367,245)	(1,233,842)	(1,562,102)	-	(3,163,189)

Additions	(58,480)	(236,731)	(431,778)	-	(726,989)
Write-off	18,657	58,338	14,957	-	91,952
Transfers	-	(29)	(26,397)	-	(26,426)
Balance at December 31, 2013	(407,068)	(1,412,264)	(2,005,320)	-	(3,824,652)

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Impairment	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Works in progress and others	Total
Balance at beginning of the year	(61,304)	-	-	-	(61,304)
Impacts on results	9,956	-	-	-	9,956
Balance at December 31, 2011	(51,348)	-	-	-	(51,348)

Impacts on results	14,425	-	-	-	14,425
Balance at December 31, 2012	(36,923)	-	-	-	(36,923)

Impacts on results	(3,561)	-	-	-	(3,561)
Balance at December 31, 2013	(40,484)	-	-	-	(40,484)

Carrying amount
Balance at December 31, 2011	2,046,611	529,900	2,428,963	2,832	5,008,306
Balance at December 31, 2012	2,244,464	727,005	2,963,000	3,759	5,938,228
Balance at December 31, 2013	2,572,932	730,673	3,577,857	4,465	6,885,927

The depreciation expenses has been included in the line item “Depreciation and amortization” in the income statement.

b) Tangible asset purchase commitments

On December 31, 2013, the Bank has no contractual commitments for the acquisition of tangible fixed assets (2012 - R$18,872).

13. Intangible assets - Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, whenever there are indications of impairment and was allocated according to the operating segments (note 42).

The recoverable goodwill amounts are determined from value in use calculations. For this purpose, we estimate cash flow for a period of 5 years. We prepare cash flows considering  several  factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in differing outcomes. The estimate of cash flows is based on valuations prepared by independent research company, which is reviewed and approved by the Executive Board.

The impairment test of goodwill was conducted in 2013, 2012 and 2011 and for the current period was not identified any evidence of impairment.

Thousands of Reais	2013	2012	2011

Breakdown/Operating segments:
Banco ABN Amro Real S.A. (Banco Real)/ Commercial Banking	27,217,565	27,217,565	27,217,565
Total	27,217,565	27,217,565	27,217,565

	Commercial Banking
	2013	2012	2011
Main assumptions:
Basis of determining recoverable amounts	Value in use: cash flows
Period of the projections of cash flows (1)	5 years	10 years	10 years
Growth rate perpetual	7.0%	6.0%	5.0%
Discount rate (2)	14.8%	15.0%	15.2%

(1) The projections of cash flow are prepared using internal budget and growth plans of the administration, based on historical data, market expectations and conditions such as industry growth, interest hate and inflation.
(2) The discount rate is calculated based on the capital asset pricing model (CAPM).

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The changes of goodwill in December, 31 2013, 2012 and 2011 were as follows:

Thousands of Reais	2013	2012	2011

Balance at beginning of the year	27,217,565	27,217,565	28,312,236
Disposals:
Real Seguros Vida e Previdência(1)	-	-	(1,094,671)
Balance at end of the year	27,217,565	27,217,565	27,217,565

(1) In 2011, includes the write-off of the goodwill related to Real Seguros Vida e Previdência, due the sale of the all shares of Zurich Santander Brasil Seguros e Previdência S.A. (note 3.c).

14. Intangible assets - Other intangible assets

a) Breakdown

The details by asset category of the "other intangible assets" of the consolidated balance sheets are as follow:

Cost	IT developments	Other assets	Total
Balance at beginning of the year	2,405,493	249,397	2,654,890
Changes in the scope of consolidation (note 3.c)	(21,727)	-	(21,727)
Additions	862,645	14,846	877,491
Write-off	(264,502)	(58,750)	(323,252)
Transfers	-	4	4
Balance at December 31, 2011	2,981,909	205,497	3,187,406

Additions	755,249	9,250	764,499
Write-off	(3,962)	-	(3,962)
Transfers	(310,160)	-	(310,160)
Balance at December 31, 2012	3,423,036	214,747	3,637,783

Additions	523,495	132,697	656,192
Write-off	(78,749)	(2,101)	(80,850)
Transfers	24,739	-	24,739
Balance at December 31, 2013	3,892,521	345,343	4,237,864

Accumulated amortization
Balance at beginning of the year	(782,054)	(160,291)	(942,345)
Additions	(416,878)	(13,378)	(430,256)
Write-off	213,304	-	213,304
Transfers	(7)	-	(7)
Balance at December 31, 2011	(985,635)	(173,669)	(1,159,304)

Additions	(463,637)	(12,248)	(475,885)
Write-off	-	-	-
Transfers	50,887	-	50,887
Balance at December 31, 2012	(1,398,385)	(185,917)	(1,584,302)

Additions	(504,285)	(20,642)	(524,927)
Write-off	9,128	418	9,546
Transfers	1,615	(6,788)	(5,173)
Balance at December 31, 2013	(1,891,927)	(212,929)	(2,104,856)

Impairment - IT
Balance at beginning of the year	(64,695)	-	(64,695)
Additions	(9,043)	-	(9,043)
Write-off	73,403	-	73,403
Balance at December 31, 2011	(335)	-	(335)

Additions	-	-	-
Write-off	-	-	-
Balance at December 31, 2012	(335)	-	(335)

Write-off	(285,862)	-	(285,862)
Impairment losses on other assets	-	-	-
Balance at December 31, 2013	(286,197)	-	(286,197)

Carrying amount
Balance at December 31, 2011	1,995,939	31,828	2,027,767
Balance at December 31, 2012	2,024,316	28,830	2,053,146
Balance at December 31, 2013	1,714,397	132,414	1,846,811

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The amortization expenses has been included in the line item “Depreciation and amortization” in the income statement.

15. Other assets

The breakdown of the balance of “Other assets” is as follows:

Thousands of Reais	2013	2012	2011

Customer relationship (1)	1,377,072	2,749,612	2,189,748
Prepayments and accrued income	1,255,046	614,062	641,098
Contractual guarantees of former controlling stockholders (Note 21.d.5)	954,325	991,394	992,687
Actuarial asset (Note 21.c)	898	12,865	13,133
Amounts receivable of covenants	399,045	134,007	326,637
Other receivables	1,098,282	1,098,787	639,570
Total	5,084,668	5,600,727	4,802,873

(1) In 2013, includes loss not recoverable asset recorded by buying rights to the provision of payroll in the amount of R$64,170.The loss related to the acquisition of rights in payrolls was recorded due to the reduction in the value of the expected return on the management of payroll and history of broken contracts.

16. Deposits from the Brazilian Central Bank and Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousands of Reais	2013	2012	2011

Classification:
Financial liabilities at amortized cost	34,032,289	35,073,626	51,527,021
Total	34,032,289	35,073,626	51,527,021

Type:
Demand deposits (1)	251,134	47,763	133,567
Time deposits (2)	30,510,143	26,077,164	27,022,696
Repurchase agreements	3,271,012	8,948,699	24,370,758
Of which:
Backed operations with Private Securities (3)	373,256	559,494	223,285
Backed operations with Government Securities	2,897,756	8,389,205	24,147,473
Total	34,032,289	35,073,626	51,527,021

Currency:
Reais	16,242,319	19,385,341	33,811,322
Euro	497,300	370,544	437,811
US dollar	17,292,342	15,106,130	15,141,705
Other currencies	328	211,611	2,136,183
Total	34,032,289	35,073,626	51,527,021

(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending and abroad and other credit lines abroad.
(3) Refers basically to repurchase agreements backed by debentures own issue.

Note 41-d contains a detail of the remaining maturity of financial liabilities at amortized cost and of the related average interest rates.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

17. Customer deposits

The breakdown, by classification and type, of the balance of “Customer deposits” is as follows:

Thousands of Reais	2013	2012	2011

Classification:
Financial liabilities at amortized cost	200,155,677	188,594,930	174,473,891
Total	200,155,677	188,594,930	174,473,891

Type:
Demand deposits
Current accounts (1)	15,584,719	13,585,488	13,561,003
Savings accounts	33,589,050	26,856,910	23,293,434
Time deposits	81,350,739	84,586,047	83,941,820
Repurchase agreements	69,631,169	63,566,485	53,677,634
Of which:
Backed operations with Private Securities (2)	41,851,923	35,735,634	30,246,944
Backed operations with Government Securities	27,779,246	27,830,851	23,430,690
Total	200,155,677	188,594,930	174,473,891

(1) Non-interest bearing accounts.
(2) Refers basically to repurchase agreements backed by debentures own issue.

Note 41-d contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

18. Marketable debt securities

The breakdown, by classification and type, of the balance of “Marketable debt securities” is as follows:

Thousands of Reais	2013	2012	2011

Classification:
Financial liabilities at amortized cost	65,300,548	54,012,018	38,590,423
Total	65,300,548	54,012,018	38,590,423

Type:
Real estate credit notes - LCI (1)	17,077,414	11,236,843	8,550,108
Bonds and other securities	15,903,376	13,049,920	6,539,765
Treasury Bills(3)	28,222,426	25,320,186	19,926,031
Securitization notes (MT100) (4)	2,247,237	2,236,089	2,152,543
Agribusiness credit notes - LCA (2)	1,681,646	2,008,472	1,341,232
Debenture (5)	168,449	160,508	80,744
Total	65,300,548	54,012,018	38,590,423

(1) Real Estate Credit Notes are fixed income securities pegged  by mortgages and mortgage-backed securities or liens on property. On December 31, 2013, have maturities between 2014 to 2020.
(2) Agribusiness credit notes are fixed income securities in which resources are allocated to the promotion of agribusiness, indexed between 85.0% to 100.0% of CDI. On December 31, 2013, have maturities between 2014 to 2020.
(3) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On December 31, 2013, have a maturity between 2014 to 2025.
(4)  Issuance of securities linked  to the right to receive of future flow of payment orders receivable from foreign correspondent banks.
(5) Debentures issued by the Santos Energia Participações S.A. in April 2013, with remuneration indexed to CDI + 1.60% p.a. maturing on April 12, 2014.

The breakdown, by currency, of the balance of this account is as follows:

	Thousands of Reais
Currency:	2013	2012	2011

Reais	50,737,739	39,267,849	32,681,252
US dollar	13,090,912	13,920,498	5,608,368
Swiss Francs	1,315,966	679,024	300,803
Iuan Renminbi/chi	58,044	-	-
Peso/Chile	97,887	-	-
Euro	-	144,647	-
Total	65,300,548	54,012,018	38,590,423

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	Average interest (%)
Currency:	2013	2012	2011

Reais	7.2%	8.6%	10.2%
US dollar	3.9%	3.9%	3.8%
Swiss Francs	1.0%	3.2%	3.0%
Iuan Renminbi/chi	10.0%	-	-
Peso/Chile	10.0%	-	-
Euro	-	0.6%	-
Total	7.2%	7.3%	8.8%

The changes in the balance of Marketable debt instruments were as follows:

Thousands of Reais	2013	2012	2011

Balance at beginning of the period	54,012,018	38,590,423	20,086,645
Issuances	45,575,270	36,376,139	29,501,246
Payments	(40,549,791)	(25,440,219)	(14,895,052)
Interest (Note 30)	4,355,190	3,662,370	3,226,644
Exchange differences and Others	2,071,089	823,305	670,940
Others	(163,228)	-	-
Balance at end of the period	65,300,548	54,012,018	38,590,423

At December 31, 2013, 2012 and 2011, none of these instruments was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.

A note 41-d contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates in each year.

The breakdown of "Bonds and other securities" is as follows:

				Interest rate (p.a.)
	Issuance	Maturity	Currency			2013	2012	2011

Eurobonds	mar-11	mar-14	US$	Libor + 2.1%		2,813,498	2,452,473	2,252,536
Eurobonds	apr and nov-10	apr-15	US$	4.5%		1,971,183	1,740,005	1,617,341
Eurobonds	jan and jun-11	jan-16	US$	4.3%		2,005,381	1,741,878	1,608,424
Eurobonds	nov-05	nov-13	R$	17.1%		-	333,182	333,182
Eurobonds	jun-11	dec-14	CHF	3.1%		395,378	335,749	300,803
Eurobonds	feb and sep-12	feb-17	US$	4.6%		3,210,407	2,806,547	-
Eurobonds (2)	apr-12	apr-16	CHF	3.3%		404,185	343,275	-
Eurobonds (2)	mar-13	apr-18	US$	4,5% a 8,4	% (1)	786,587	-	-
Eurobonds (2)	mar and may-13	mar-16	US$	8.0%		1,283,821	-	-
Eurobonds (2)	jun-13	jun-15	CHF	1.1%		332,147	-	-
Others						2,700,789	3,296,811	427,479
Total						15,903,376	13,049,920	6,539,765

(1) The operation has compound interest flow: to April,17, 2013 equal 4.5% p.a., in period April, 18, 2013 to the October, 17, 2017 equal 8.4% p.a. and October, 18, 2017 the April 17, 2018 equal 7.0% p.a.
(2) Includes R$2,423,572 (12/31/2012 - R$820,077) in cash flow hedge operations, being R$1,283,821 indexed in Reais, R$983,819 indexed on foreign currency - Swiss Franc (12/31/2012 - R$679,025), R$97,887 in Chilean Peso (12/31/2012 - R$91,767) and R$58,044 in Iuan (12/31/2012 - R$49,285), and R$332,147 for market risk hedge operations indexed to foreign currency - Swiss Franc.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The composition of "securitization notes - MT100" is as follows:

	Issuance	Maturity	Currency	Interest rate (p.a.)	2013

Series 2008-1 (1)	may-08	mar-15	US$	6.2%	150,645
Series 2008-2 (1) (2)	aug-08	sep-17	US$	Libor (6 months) + 0.8%	940,146
Series 2009-1 (1)	aug-09	sep-14	US$	Libor (6 months) + 2.1%	40,593
Series 2009-2 (1)	aug-09	sep-19	US$	6.3%	105,135
Series 2010-1 (1)	dec-10	mar-16	US$	Libor (6 months) + 1.5%	420,537
Series 2011-1 (1) (3)	may-11	mar-18	US$	4.2%	237,020
Series 2011-2 (1) (4)	may-11	mar-16	US$	Libor (6 months) + 1.4%	353,161
Total					2,247,237

	Issuance	Maturity	Currency	Interest rate (p.a.)	2012	2011

Series 2008-1 (1)	may-08	mar-15	US$	6.2%	212,565	265,203
Series 2008-2 (1) (2)	aug-08	sep-17	US$	Libor (6 months) + 0.8%	820,758	753,126
Series 2009-1 (1)	aug-09	sep-14	US$	Libor (6 months) + 2.1%	69,730	94,494
Series 2009-2 (1)	aug-09	sep-19	US$	6.3%	103,967	95,435
Series 2010-1 (1)	dec-10	mar-16	US$	Libor (6 months) + 1.5%	513,993	471,594
Series 2011-1 (1) (3)	may-11	mar-18	US$	4.2%	206,758	189,790
Series 2011-2 (1) (4)	may-11	mar-16	US$	Libor (6 months) + 1.4%	308,318	282,901
Total					2,236,089	2,152,543

(1) With charges payable semiannually.
(2) Principal is payable in 6 semiannual installments from March, 2015 (the period of this series was extended by three years in August, 2011).
(3) The principal will be paid semiannually in 9 installments from March 2014.
(4) The principal will be paid semiannually in 5 installments from March 2014.

19. Subordinated liabilities

The detail of the balance of “Subordinated liabilities” is as follows:

Thousands of Reais
	Issuance	Maturity (1)	Amount (millions)	Interest rate	2013

Subordinated Certificates	jun-06	jul-16	R$1500	105.0% CDI	3,306,909
Subordinated Certificates	oct-06	sep-16	R$850	104.5% CDI	1,788,358
Subordinated Certificates	jul-07	jul-14	R$885	104.5% CDI	1,684,508
Subordinated Certificates	jul-06 to oct-06	jul-16 to jul-18	R$447	104.5% CDI	970,794
Subordinated Certificates	jan-07	jan-14	R$250	104.5% CDI	508,655
Subordinated Certificates	may-08 to jun-08	may-13 to may-18	R$283	CDI (2)	101,659
Subordinated Certificates	may-08 to jun-08	may-13 to jun-18	R$268	IPCA (3)	368,401
Subordinated Certificates	nov-08	nov-14	R$100	120.5% CDI	176,860
Total					8,906,144

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais
	Issuance	Maturity (1)	Amount (millions)	Interest rate	2012

Subordinated Certificates	jun-06	jul-16	R$1500	105.0% CDI	3,048,617
Subordinated Certificates	oct-06	sep-16	R$850	104.5% CDI	1,649,313
Subordinated Certificates	jul-07	jul-14	R$885	104.5% CDI	1,553,537
Subordinated Certificates	apr-08	apr-13	R$600	100.0% CDI + 1.3%	1,010,620
Subordinated Certificates	apr-08	apr-13	R$555	100.0% CDI + 1.0%	929,321
Subordinated Certificates	jul-06 to oct-06	jul-16 to jul-18	R$447	104.5% CDI	895,314
Subordinated Certificates	jan-07	jan-13	R$300	104.0% CDI	561,379
Subordinated Certificates	aug-07	aug-13	R$300	100.0% CDI + 0.4%	524,743
Subordinated Certificates	jan-07	jan-14	R$250	104.5% CDI	469,107
Subordinated Certificates	may-08 to jun-08	may-13 to may-18	R$283	CDI (2)	461,792
Subordinated Certificates	may-08 to jun-08	may-13 to jun-18	R$268	IPCA (3)	494,490
Subordinated Certificates	nov-08	nov-14	R$100	120.5% CDI	161,101
Subordinated Certificates	feb-08	feb-13	R$85	IPCA +7.9%	159,817
Total					11,919,151

Thousands of Reais
	Issuance	Maturity (1)	Amount (millions)	Interest rate	2011

Subordinated Certificates	jun-06	jul-16	R$1,500	105.0% CDI	2,801,102
Subordinated Certificates	oct-06	sep-16	R$850	104.5% CDI	1,516,018
Subordinated Certificates	jul-07	jul-14	R$885	104.5% CDI	1,427,982
Subordinated Certificates	apr-08	apr-13	R$600	100.0% CDI + 1.3%	920,870
Subordinated Certificates	apr-08	apr-13	R$555	100.0% CDI + 1.0%	848,876
Subordinated Certificates	jul-06 to oct-06	jul-16 to jul-18	R$447	104.5% CDI	822,956
Subordinated Certificates	jan-07	jan-13	R$300	104.0% CDI	516,217
Subordinated Certificates	aug-07	aug-13	R$300	100.0% CDI + 0.4%	482,026
Subordinated Certificates	jan-07	jan-14	R$250	104.5% CDI	431,194
Subordinated Certificates	may-08 to jun-08	may-13 to may-18	R$283	CDI (2)	422,628
Subordinated Certificates	may-08 to jun-08	may-13 to jun-18	R$268	IPCA (3)	431,919
Subordinated Certificates	nov-08	nov-14	R$100	120.5% CDI	146,183
Subordinated Certificates	feb-08	feb-13	R$85	IPCA +7.9%	140,373
Total					10,908,344

(1) Subordinated certificates of deposit issued by Banco Santander S.A. with yield paid at the end of the term together with the principal.
(2) Indexed to 100% and 112% of the CDI.
(3) Indexed to the IPCA (extended consumer price index) plus interest of 8.3% p.a. to 8.4% p.a.

The detail by currency, of the balance of “Subordinated liabilities” is as follows:

	Thousands of Reais			Average Interest Rate (%)
Currency:	2013	2012	2011	2013	2012	2011

Reais	8,906,144	11,919,151	10,908,344	8.5%	8.7%	11.2%
Total	8,906,144	11,919,151	10,908,344	8.5%	8.7%	11.2%

The changes in “Subordinated liabilities” were as follows:

	2013	2012	2011

Balance at beginning of year	11,919,151	10,908,344	9,695,105
Payments	(3,823,280)	-	-
Interest (Note 30)	810,273	1,010,807	1,213,239
Balance at end of year	8,906,144	11,919,151	10,908,344

Note 41-d contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

20.  Other financial liabilities

The breakdown of the balances of these items is as follows:

Thousands of Reais	2013	2012	2011

Credit card obligations	14,870,988	12,689,689	11,000,043
Unsettled financial transactions	2,916,301	1,791,274	1,914,897
Dividends payable	1,684,277	1,055,309	1,182,284
Tax collection accounts - Tax payables	379,174	422,271	579,413
Liability associated with the transfer of assets (Note 9.g)	336,040	495,467	686,015
Other financial liabilities	1,119,182	922,471	589,355
Total	21,305,962	17,376,481	15,952,007

Note 41-d contains a detail of the residual maturity periods of other financial assets and liabilities at each year-end.

21. Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousands of Reais	2013	2012	2011

Provisions for pension funds and similar obligations	3,043,311	5,260,700	3,088,593
Provisions for judicial and administrative proceedings, commitments and other provisions	7,849,077	7,514,266	8,269,255
Judicial and administrative proceedings under the responsibility of former controlling stockholders	954,325	991,394	992,687
Judicial and administrative proceedings	5,382,320	5,795,027	6,398,333
Of which:
Civil	1,641,199	1,480,320	1,333,671
Labor	1,938,355	2,611,852	3,337,579
Tax and Social Security	1,802,766	1,705,610	1,727,083
Others provisions (1)	1,512,432	727,845	878,235
Total	10,892,388	12,774,966	11,357,848

(1) In 2013, includes R$987,600 relating the formation of a fund to cover the impacts of projects aimed at improving operational productivity and efficiency recorded under “Provisions (net)”, provision for  compensation fund for salary variation (FCVS) and others provisions.

b) Changes

The changes in “Provisions” were as follows:

Thousands of Reais	2013

	Pensions	Other Provisions (1)	Total
Balance at beginning of year	5,260,700	7,514,266	12,774,966
Additions charged to income:
Interest expense and similar charges (Note 30)	378,904	-	378,904
Personnel Expenses (Note 37.a & 21.c)	46,341	-	46,341
Additions to provisions	(4,769)	2,697,587	2,692,818
Payments to pensioners and early retirees with a charge to internal provisions	(44,515)	-	(44,515)
Payments to external funds	(315,853)	-	(315,853)
Amount used	-	(3,063,833)	(3,063,833)
Transition Adjustments to the amendments to the IAS 19	(2,265,530)	-	(2,265,530)
Transfer to other assets - actuarial assets (Note 15)	(11,967)	-	(11,967)
Transfers, exchange differences and other changes	-	701,057	701,057
Balance at end of year	3,043,311	7,849,077	10,892,388

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	2012

	Pensions	Other Provisions (1)	Total
Balance at beginning of year	3,088,593	8,269,255	11,357,848
Additions charged to income:
Interest expense and similar charges (Note 30)	278,619	-	278,619
Personnel Expenses (Note 37.a & 21.c)	42,798	-	42,798
Additions to provisions	(53,124)	2,109,730	2,056,606
Payments to pensioners and early retirees with a charge to internal provisions	(42,584)	-	(42,584)
Payments to external funds	(239,042)	-	(239,042)
Amount used	-	(2,908,432)	(2,908,432)
Transition Adjustments to the amendments to the IAS 19	2,185,708	-	2,185,708
Transfer to other assets - actuarial assets (Note 15)	(268)	-	(268)
Transfers, exchange differences and other changes	-	43,713	43,713
Balance at end of year	5,260,700	7,514,266	12,774,966

Thousands of Reais	2011

	Pensions	Other Provisions (1)	Total
Balance at beginning of year	1,876,981	8,205,053	10,082,034
Net change in the scope of consolidation (Note 3.c)	-	(127,419)	(127,419)
Additions charged to income:
Interest income and similar charges (Note 29)	(55,103)	-	(55,103)
Interest expense and similar charges (Note 30)	231,944	-	231,944
Personnel Expenses (Note 37.a & 21.c)	19,460	-	19,460
Additions to provisions (2)	46,274	2,939,052	2,985,326
Payments to pensioners and early retirees with a charge to internal provisions	(39,596)	-	(39,596)
Payments to external funds	(219,263)	-	(219,263)
Amount used	-	(2,672,142)	(2,672,142)
Transition Adjustments to the amendments to the IAS 19	1,214,763	-	1,214,763
Transfer to other assets - actuarial assets (Note 15)	13,133	-	13,133
Transfers, exchange differences and other changes	-	(75,289)	(75,289)
Balance at end of year	3,088,593	8,269,255	11,357,848

(1)  Includes, primarily, provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits.
(2) In the fourth quarter of 2011 were made up an additional R$648.7 million provision for labor proceedings concerning the Bank's initiative to accelerate the agreements in order to reduce the volume of open cases. Alongside this, the Bank has been working strongly in the prevention of labor disputes, with improvements in controls journey governance in outsourcing, among other measures.

c)  Provisions for pensions and similar obligations

i. Supplemental Pension Plan

The Banco Santander and its subsidiaries sponsor private pension entities and plans exclusive to employees and former employees, pension funds and cash assistance with the purpose of providing retirement and pension benefits that supplement those provided by the government, as defined in the basic regulations of each plan.

• Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

- Plan I: defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new entrants since March 28, 2005.

- Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC due Deficit in plan. Plan is closed to new entrants since June 3, 2005.

- Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until after May 22, 1975.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

- Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants  since April 28, 2000.

- Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants  since September 1, 2005.

- Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in the form of defined benefit. Plan is closed to new entrants  since July 23, 2010.

• Sanprev - Santander Associação de Previdência (Sanprev)

- Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

- Plan II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants  since March 10, 2010.

- Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants since March 10, 2010.

• Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants.

• Other plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): is a closed pension entity, which aims at setting up and implementation of benefit plans of pension character, complementary to the general welfare, in the form of legislation. Have a plan designed in the form of defined contribution, with contributions made by sponsors and participants. It also has 10 cases of lifetime income with benefits arising from the previous plan.

Fundação América do Sul de Assistência e Seguridade Social (Fasass): Closed Pension entity that administered social security benefits in three plans, two on a Defined Benefit and a variable contribution, whose process of withdrawal of sponsorship, approved by Supplementary Pension Plan Secretariat (SPC), actual PREVIC - Superintendence of Pension Funds, were implemented in July 2009.

Banco Santander and subsidiary companies are the sponsor of the welfare plans, supplemental retirement plan and of pension plans for associated employees, structured as defined benefit plans.

ii. Actuarial Techniques

The amount of the defined benefit obligations was determined by independent actuaries using the following actuarial techniques:

• Valuation method:

Projected unit credit method, which sees each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

• Nominal discount rate for actuarial obligation and calculation of interest on assets:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans -  11.2% (2012 -  8.7% and 2011 - 10.4%).

- Cabesp, Law 9.656 and others obligations - 11.3% (2012 - 9.0% and 2011 - 10.4%).

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• Estimated long-term inflation rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 4.5% (2012 - 4.5% and 2011 - 4.4%).

• Estimate salary increase rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev Básico and Other Plans - 5.0% ( 2012 - 5.0% and 2011 - 4.9%).

iii. Health and Dental Care Plan

• Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A.

Entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

• SantanderPrevi’s Retirees

SantanderPrevi’s retirees’ health care plan "Retirement SantanderPrevi" has lifelong nature and it is a closed group. In shutdown the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered continuity of health care plan where the employee bears 70% of the monthly and Bank subsidizes 30%. This rule lasted until Dec/2002 and after this period that the employee was off like status Retired Holandaprevi, bears 100% of the monthly health plan.

• Former employees of Banco Real S.A. (retiree by Circulares)

It granting entitlement to healthcare former employee of Banco Real, with lifetime benefit was granted in the same condition the active employee, in this case, with the same coverage and plan design. Eligible only to plans Basic and standard first apartment, opting for apartment he takes the difference between the plans more co-participation in the Basic plan. Not allowed new additions of dependents. It has subsidizes of 90% of the plan.

• Bandeprev’s retirees

The health care plan retirees of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired before the date the sponsor Banco Bandepe was privatized and 30% of the benefits of employees retired after privatization.

• Officer with Lifetime Benefits (Lifetime Officers)

Lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. In this case, no conclusion, being 100% funded by the bank.

• Life insurance for Banco Real’s retirees

For Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees Foundation Sudameris where cost is 100% of the retired. It closed group.

• Free clinic

The health care plan "free clinic" is a lifetime plan offered to the retirees who have contributed to Fundação Sudameris for at least 25 years and is funded by the users. The plan is offered only for hospitalization in wards, where the cost is 100% of Sudameris Foundation.

• Plasas

Voluntary health plan, created on July 1, 1989, supplementary to the health care plan and only for cases of hospitalization. It includes a reserve made up by participants’ and Fasass’ contributions, which are suspended since August 1999. The Plan is closed to new entrants since July 1999.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Bank health plan, in the same conditions for healthcare coverage, taken place during their employment contract. The Bank’s provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The funding status of the defined benefit obligations in 2013 and in the last 4 years are as follows:

Thousands of Reais	2013	2012	2011	2010	2009

Present value of the obligations - Post-employment plans:
To current employees	585,214	1,639,679	1,312,325	1,212,603	1,078,765
Vested obligations to retired employees	15,912,616	19,028,670	15,268,283	14,009,689	12,644,915
	16,497,830	20,668,349	16,580,608	15,222,292	13,723,680

Less:
Fair value of plan assets	15,271,532	17,883,138	15,051,746	14,522,452	13,324,387
Unrecognized assets (1)	(786,377)	(780,922)	(802,969)	(835,897)	(870,468)
Provisions – Post-employment plans, net	2,012,675	3,566,133	2,331,831	1,535,737	1,269,761

Present value of the obligations - Other similar obligations:
To current employees	315,542	747,175	601,549	530,858	23,053
Vested obligations to retired employees	5,208,636	6,286,495	4,569,371	3,759,378	3,842,505
	5,524,178	7,033,670	5,170,920	4,290,236	3,865,558

Less:
Fair value of plan assets	4,629,910	5,473,031	4,535,896	4,142,589	3,683,450
Unrecognized assets (1)	(135,470)	(121,064)	(108,605)	(193,597)	(97,711)
Provisions – Other similar obligations, net	1,029,738	1,681,703	743,629	341,244	279,819

Total provisions for pension plans, net	3,042,413	5,247,836	3,075,460	1,876,981	1,549,580
Of which:
Actuarial provisions	3,043,311	5,260,700	3,088,593	1,876,981	1,549,580
Actuarial assets (note 15)	898	12,865	13,133	-	-

(1) Refers to fully funded plans Banesprev I and III, Sanprev I, II and III, Bandeprev and Plasas.

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

Thousands of Reais	Post-Employment Plans
	2013	2012	2011	2010	2009

Current service cost (note 37.a & 21.b)	25,584	22,708	19,460	16,212	22,051
Interest cost	1,803,190	1,756,104	1,561,367	1,460,199	1,362,265
Expected return on plan assets	(1,563,926)	(1,551,712)	(1,492,661)	(1,327,254)	(1,283,582)
Extraordinary charges:
Other movements	(4,244)	(25,648)	62,837	5,754	14,549
Early retirement cost	93	8,258	89	32	-
Total	260,697	209,711	151,092	154,943	115,283

Thousands of Reais	Other Similar Obligations
	2013	2012	2011	2010	2009

Current service cost (note 37.a & 21.b)	20,757	20,090	-	-	14,483
Interest cost	602,131	537,954	445,405	424,157	307,459
Expected return on plan assets	(462,491)	(463,727)	(433,252)	(391,636)	(279,880)
Extraordinary charges:
Other movements	(618)	(35,734)	2,873	64,180	8,550
Early retirement cost	-	-	38,335	58,576	-
Total	159,779	58,583	53,361	155,277	50,612

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The changes in the present value of the accrued defined benefit obligations were as follows:

Thousands of Reais	Post-Employment Plans
	2013	2012	2011	2010	2009

Present value of the obligations at beginning of year	20,668,349	16,580,608	15,222,292	13,723,680	12,630,889
Current service cost	25,584	22,708	19,460	16,212	22,051
Interest cost	1,721,109	1,659,518	1,561,367	1,460,199	1,362,265
Early retirement cost	-	-	89	32	-
Benefits paid	(1,336,124)	(1,308,099)	(1,171,279)	(1,064,412)	(1,394,064)
Actuarial (gains)/losses	(4,632,667)	3,693,482	924,447	1,085,254	1,102,539
Others	51,579	20,132	24,232	1,327	-
Present value of the obligations at end of year	16,497,830	20,668,349	16,580,608	15,222,292	13,723,680

Thousands of Reais	Other Similar Obligations
	2013	2012	2011	2010	2009

Present value of the obligations at beginning of year	7,033,670	5,170,920	4,290,236	3,865,558	2,711,520
Current service cost	20,757	20,090	-	-	14,483
Interest cost	615,014	526,079	445,405	424,157	307,459
Early retirement cost	-	-	(4,411)	1,026	-
Benefits paid	(291,221)	(292,145)	(220,030)	(177,674)	(178,875)
Actuarial (gains)/losses	(1,859,513)	1,710,072	633,116	132,301	1,010,971
Other	5,471	(101,346)	26,604	44,868	-
Present value of the obligations at end of year	5,524,178	7,033,670	5,170,920	4,290,236	3,865,558

The changes in the fair value of the plan assets were as follows:

Thousands of Reais	Post-Employment Plans
	2013	2012	2011	2010	2009

Fair value of plan assets at beginning of year	17,883,138	15,051,746	14,522,452	13,324,387	12,390,745
Expected return on plan assets	1,563,926	1,551,712	1,492,661	1,327,254	1,283,582
Actuarial gains/(losses)	(3,178,551)	2,342,632	34,074	788,178	692,559
Contributions	294,688	223,260	173,838	129,051	106,837
Of which:
By the Bank	243,109	203,520	153,744	108,501	84,495
By plan participants	51,579	19,740	20,094	20,550	22,341
Benefits paid	(1,291,645)	(1,308,099)	(1,171,279)	(1,051,854)	(1,149,336)
Exchange differences and other items	(25)	21,887	-	5,436	-
Fair value of plan assets at end of year	15,271,531	17,883,138	15,051,746	14,522,452	13,324,387

Thousands of Reais	Other Similar Obligations
	2013	2012	2011	2010	2009

Fair value of plan assets at beginning of year	5,473,031	4,535,896	4,142,589	3,683,450	2,897,569
Expected return on plan assets	462,491	463,727	433,252	391,636	279,880
Actuarial gains/(losses)	(1,088,686)	694,955	130,734	187,714	635,821
Contributions	52,870	70,598	64,878	58,833	42,751
Of which:
By the Bank	47,399	65,551	59,576	53,944	37,635
By plan participants	5,471	5,048	5,301	4,889	5,116
Benefits paid	(269,796)	(292,145)	(218,173)	(192,371)	(172,571)
Exchange differences and other items	-	-	(17,384)	13,327	-
Fair value of plan assets at end of year	4,629,910	5,473,031	4,535,896	4,142,589	3,683,450

Opening of gains (losses) Actuarial from experience, financial assumptions and demographic hypotheses:

Thousands of Reais	Post-Employment Plans
2013
Experience Plan	7,545
Changes in Financial Assumptions	4,616,063
Changes in Demographic Assumptions	9,059
Gain (Loss) Actuarial - Obligation	4,632,667
Return on Investment, Return Unlike Implied Discount Rate	(3,178,551)
Gain (Loss) Actuarial - Asset	(3,178,551)

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	Other Similar Obligations
2013
Experience Plan	(162,621)
Changes in Financial Assumptions	1,977,207
Changes in Demographic Assumptions	44,927
Gain (Loss) Actuarial - Obligation	1,859,513
Return on Investment, Return Unlike Implied Discount Rate	(1,088,686)
Gain (Loss) Actuarial - Asset	(1,088,686)

The experience adjustments arising from plan assets and liabilities are shown bellow:

	Post - Employment Plans
In thousand of reais	2013	2012	2011	2010	2009

Experience Adjustments in Net Assets	(3,178,551)	2,342,632	34,074	788,178	692,559

	Other Similar Obligations
In thousand of reais	2013	2012	2011	2010	2009

Experience Adjustments in Net Assets	(1,088,686)	694,955	130,734	187,714	635,821

The amounts of actuarial obligation of defined benefit plans uninsured and defined benefit plans partially or totally covered are shown below:

In thousand of reais	2013	2012	2011	2010

Defined benefit plans uninsured	836,129	890,234	769,150	628,138
Defined benefit plans partially or totally covered	21,061,473	26,811,786	20,982,378	18,884,390

In 2014 the Bank expects to make contributions to fund these obligations for amounts similar to those made in 2013.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2013	2012	2011	2010	2009

Equity instruments	2.10%	2.80%	2.77%	5.05%	2.55%
Debt instruments	96.30%	93.40%	93.38%	92.91%	96.58%
Properties	0.20%	0.50%	0.50%	0.47%	0.12%
Other	1.40%	3.30%	3.36%	1.57%	0.75%

The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.

The actual return on plan assets was R$2,991 (2012 - R$5,057 and 2011 - R$2,090).

The following table shows the estimated benefits payable at December 31, 2013 for the next ten years:

Thousands of Reais

2014	1,734,926
2015	1,818,829
2016	1,906,063
2017	1,995,072
2018 to 2023	13,949,933
Total	21,404,823

Presumptions about the rates related to medical care costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the effects as follows:

Thousands of Reais
	Sensitivity
	(+) 1,0%	(-) 1,0%
Effect on current service cost and interest on actuarial liabilities	-	-
Effects on present value of obligation	724,088	(612,260)

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander:

Plans	Post - Employment Plans

Duration (in years)
Banesprev Plans I	12.66
Banesprev Plans II	11.86
Banesprev Plans III	8.66
Banesprev Plans IV	16.70
Banesprev Plans V	9.42
Banesprev Pre-75	10.17
Sanprev I	7.15
Sanprev II	17.87
Bandeprev Basic	10.07
Bandeprev Special I	7.54
Bandeprev Special II	7.47
SantanderPrevi	7.63
Meridional	7.27

Plans	Other Similar Obligations

Cabesp	14.03
Law 9656	41.25
Bandepe	15.08
Plasas	13.67
Free Clinic	11.92
Lifetime officers	9.93
Circulars (1)	13,76 & 10,89
Life Insurance	9.02

(1)The duration 13.76 refers to the plan of Former Employees of Banco ABN Amro and 10.89 to the plane of Former Employees of Banco Real.

d)  Provisions for civil, labor, tax and social security contingencies

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings involving  civil,  labor, tax and social security matters arising in the normal course of their business.

Provisions were recognized based on the nature, complexity and history of the lawsuits, and on the opinion of the in-house and outside legal counsel. Banco Santander's policy is to accrue the full amount of the potential risk of loss whose valuation is classified as probable. The statutory tax and social security were fully recognized in the financial statements.

Management understands that the recognized provisions are sufficient to cover probable losses with respect to judicial and administrative proceedings as follows:

d.1) Tax and Social Security Proceedings

The Bank and its subsidiaries entered into a amnesty e program for taxes and social security debts established by Law 12.865/13 (Articles 17 and 39).

The main case included in the program is the lawsuit claiming the application of Law 9.718/98 for Banco ABN Amro Real, succeeded by Banco Santander. This lawsuit comprehend PIS and COFINS social contributions from September 2006 to April 2009, this case had unfavorable decision in federal court. The Bank and its subsidiaries follow discussing the application of the Law 9.718/98. Other administrative and judicial proceedings were also included this program.

The accounting effects in all the cases  included in the program, were registered in the moment at the of adhesion the program. As a result, contingent tax liabilities were paid in the amount of R$2,053,822, through payment of R$1,389,501 and the conversion judicial deposits of R$155,020. The gain recorded on the income statements is R$504,859 before taxes.

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

• PIS and Cofins - R$8,593,676 (2012 - R$8,735,925 and 2011 - R$6,833,010): The Bank and its subsidiaries filed lawsuits seeking to invalidate the provisions of Law  9,718/98, pursuant to which PIS and COFINS taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court decisions for nonfinancial institutions, PIS and COFINS were levied only on revenues from services and sale of goods.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• Increase in CSLL tax rate - R$1,217,935 (2012 - R$1,103,018 and 2011 - R$979,938) – The Bank and its subsidiaries filed lawsuits for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, subsequently codified into Law 11.727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9%; however, new law established a 15% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

•  CSLL - equal tax treatment - R$52,489 (2012 - R$51,271 and 2011 - R$49,314) - The Bank and its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

•  Tax on Services  for Financial Institutions (ISS) - R$545,337 (2012 - R$445,497 and 2011 - R$542,443):  The Bank and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as the rendering of services.

• Social Security Contribution (INSS) - R$332,259 (2012 - R$349,855 and 2011 - R$288,137): The Bank and its subsidiaries  are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, have no nature of salary.

d.2) Labor judicial and administrative proceedings

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual for the business, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel, and the provisions are recognized based on such assessment of losses by the legal counsel.

d.3) Civil judicial and administrative proceedings

These contingencies are generally caused by: (1) lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including alleged effects of implementing various economic plans of the government, (2) actions arising from loan agreements, (3) enforcement actions, and (4) actions for compensation for damages. For civil lawsuits considered common and similar in nature, the provisions are recorded based on previous payments statistical average, and evaluating successful second legal evaluation. Lawsuits for other processes are determined individually according to the analysis applicable to the circumstances of each case.

The main lawsuits classified as probable loss are described below:

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the likely risk of payment, and the risk assessment made by the legal counsel.

Economic Plans  -  efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to likely risk of payment, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) decided against the bank’s. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. In April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision not handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of 5 years is likely to be rejected, reducing the values involved.  The Supreme Court decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence, that not handed down on the lawsuits yet. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

d.4) Civil, labor, tax and social security contingencies classified as possible loss risk

Refer to judicial and administrative proceedings involving civil, labor, tax and social security matters assessed by the legal counsels as possible loss risk, which were not accrued as a provision.

Tax lawsuits classified as possible loss risk, totaled R$10,3 billion, including the following main lawsuits:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - In May 2003, the Federal Revenue Service of Brazil issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (“Santander DTVM”) and another tax assessment against the former Banco Santander. The tax assessments refer to the collection of “CPMF” tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by Banco Santander to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the evaluation of legal counsel, the tax treatment was adequate. Santander DTVM succeeded in the second instance in its proceeding before the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais – CARF). However this decision was reversed and a new appeal was introduced, which is subject to assessment. The Banco Santander was found liable for the tax assessment. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before CARF. As of December 31, 2013 amounts related to these claims are approximately R$604 million each.

• IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - The Federal Revenue Service of Brazil issued infraction notices against Banco Santander with respect to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder of successful banking institutions by Banco Santander as reimbursement obligations for payments made by the Bank and its controlled entities with liabilities arising from the activities carried out by these institutions when the previous controlling shareholder still maintained control of such group. The Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, the CARF dismissed the administrative proceeding in respect to the base period of 2002, fully canceling the record of infraction and was terminated in February 2012 during the term of the appeal. Proceedings related to tax years 2003 to 2006 are ongoing and as of December 31, 2013 amounts related to this period are approximately R$142 million.

• Credit Losses - The Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services of Brazil claiming improper deduction of losses on loans on Income Tax of Legal Entities (IRPJ) and CSLL bases for allegedly failing to meet the relevant requirements under applicable law. As of December 31, 2013 the amount related to this challenge is approximately R$595 million.

• CSLL - Tax rate increase  - Lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. On July 2012 the lawsuit was a final favorable decision.

•  INSS on Profit Sharing Payments (“PLR”) – The Bank and the subsidiaries are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain PLR items. As of December 31, 2013 amounts related to these proceedings totaled approximately R$1.056 million.

• IRPJ and CSLL - Capital Gain - The Brazilian Federal Revenue Service issued a tax assessment against Zurich Santander Brasil Seguros e Previdência S.A. (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)) charging income tax and social contribution related to the 2005 tax year, claiming that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34% tax rate instead of 15%. The assessment was appealed at the administrative level based on understanding that the tax treatment adopted in the transaction was in compliance with the current tax law and the capital gain was properly taxed. We partially favor the decision by CARF for give voluntary part appeal to delete the fine craft and interest on this fine. This decision may be appealed. The Banco Santander is responsible for any adverse outcome in this process as former controlling of Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2013 the amount related to this proceeding is approximately R$233 million.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The labor lawsuits classified as possible loss risk totaled R$0,1 billion, excluding the lawsuit below:

• Semiannual Bonus or Profit Sharing -  a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired until May 22, 1975, filed as Banespa’s Retirees Association. The Superior Labor Court ruled against the Bank. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Chamber of the STF upheld the appeal by the Bank and denied the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the Plenum of the STF for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss risk totaled R$0,6 billion.

d.5)  Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$948,074, R$3,299 and R$2,952 (2012 - R$978,083, R$10,078 and R$3,233 and 2011 - R$969,485, R$14,150 and R$9,052), with responsibility of the former controlling stockholders of the banks and acquired entities. Based on the agreements signed  these lawsuits have guarantees of full reimbursement by the former controlling stockholders, and amounts reimbursable were recorded under other assets.

22. Tax assets and liabilities

a) Income and Social Contribution Taxes

The total charge for the year can be reconciled to accounting profit as follows:

Thousands of Reais	2013	2012	2011

Operating profit before tax, net of profit sharing	4,018,257	5,474,925	8,773,817
Interest on capital (1)	(300,000)	(1,020,000)	(1,550,000)
Discontinued operations	2,063,463	55,313	74,238
Unrealized profits	(1,319)	(24,403)	(914)
Income before taxes	5,780,401	4,485,835	7,297,141
Rates (25% income and contribution tax and 15% social contribution tax)	(2,312,160)	(1,794,334)	(2,918,856)
PIS and COFINS (net of income and social contribution taxes) (2)	(1,065,515)	(1,143,825)	(1,037,570)
Permanent differences:
Equity in subsidiaries	36,537	29,329	21,686
Goodwill(3)	1,454,794	1,454,778	1,241,381
Exchange variation - foreign branches (4)	1,296,777	804,414	767,921
Adjustments:
Constitution of income and social contribution taxes on temporary differences	614,293	404,809	602,394
Effects of change in rate of social contribution taxes (5)	11,420	19,308	9,439
Other adjustments	(269,742)	188,507	212,682
Income and social contribution taxes	(233,596)	(37,014)	(1,100,923)
Of which:
Current tax	(2,771,367)	(2,822,084)	(2,732,999)
Deferred taxes	2,537,771	2,785,070	1,632,076
Taxes paid in the year	(1,198,409)	(2,137,965)	(1,932,317)

(1) Amount distributed to shareholders as interest attributable to shareholders’ equity. For accounting purposes, although the interest should be reflected in the statement of income for tax deduction, the charge is reversed before the calculation of the net income in the statutory financial statements and deducted from the shareholders’ equity since is considered as dividend.
(2) PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.
(3) The difference between the tax basis and accounting basis of goodwill on acquisition of Banco ABN Amro Real S.A. is a difference of a permanent nature and definitive, since the possibility of future use of resources to settle a tax liability is considered remote by the Administration in this case the possibility of loss on impairment or disposal only applies to the entity as a whole and according to the characteristics of the business combination performed, it is not possible to segregate and identify the business originally acquired. Therefore, amortization of goodwill tax creates a permanent differences and there is not record of the deferred tax liability (note 46).
(4) Permanent difference related of foreign currency exchange variation on investments abroad nontaxable/ deductible.
(5) Effect of rate differences for the other non-financial corporations, which the social contribution tax rate is 9%.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Effective tax rate calculation

The effective tax rate is as follows:

Thousands of Reais	2013	2012	2011

Operating profit before tax	4,018,257	5,474,925	8,773,817
Income tax	233,596	37,014	1,100,923
Effective tax rate (1)	5.81%	0.68%	12.55%

(1) In 2013, 2012 and 2011, considering the tax effect of the exchange variation over foreign branches and the economic hedge, accounted in the Gains (losses) on financial assets and liabilities (net) (note 35) the effective tax rate would have been 40.7%, 21.4% and 26.5%, respectively.

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated equity:

Thousands of Reais	2013	2012	2011

Tax credited to equity	555,044	535,264	97,498
Measurement of available-for-sale securities	507,045	341,088	97,498
Measurement of cash flow hedges	47,999	194,176	-
Tax charged to equity	(1,029,078)	(3,291,984)	(1,667,291)
Measurement of available-for-sale securities	(148,128)	(1,611,935)	(845,109)
Measurement of cash flow hedges	-	-	(7,365)
Effects of Adopting amendments to the IAS 19	(880,950)	(1,680,049)	(814,817)
Total	(474,034)	(2,756,720)	(1,569,793)

d) Deferred taxes

The detail of the balances of “Tax assets – Deferred” and “Tax liabilities – Deferred” is as follows:

Thousands of Reais	2013	2012	2011

Deferred Tax assets	19,195,626	17,956,432	14,937,544
Of which:
Temporary differences (1)	17,131,721	15,002,202	12,887,544
Tax loss carryforwards	1,366,178	2,256,503	1,352,273
Social contribution taxes 18%	697,727	697,727	697,727
Tax offset	2,073	2,073	2,073
Total deferred tax assets	19,197,699	17,958,505	14,939,617

Deferred tax liabilities	1,623,593	3,565,381	3,748,104
Of which:
Excess depreciation of leased assets	539,223	1,192,056	2,012,314
Adjustment to fair value of trading securities and derivatives	1,084,370	2,373,325	1,735,790
Total deferred tax liabilities	1,623,593	3,565,381	3,748,104

(1) Temporary differences relate mainly to impairment losses on loans and receivables and provisions for judicial and administrative proceedings.

In 2013, were not recorded tax assets amounting R$160.392.

The changes in the balances of “Tax Assets – Deferred” and “Tax Liabilities – Deferred” in the last three years were as follows:

Thousands of Reais	Balances at December 31, 2012	Adjustment to Income	Valuation adjustments (1)	Adjustment to Income - Discontinued Operations (2)	Balances at December 31, 2013

Deferred tax assets	17,956,432	1,895,688	(655,143)	(1,351)	19,195,626
Temporary differences	15,002,202	2,786,013	(655,143)	(1,351)	17,131,721
Tax loss carryforwards	2,256,503	(890,325)	-	-	1,366,178
Social contribution taxes 18%	697,727	-	-	-	697,727
Deferred tax liabilities	3,565,381	(642,083)	(1,299,705)	-	1,623,593
Temporary differences	3,565,381	(642,083)	(1,299,705)	-	1,623,593
Total	14,391,051	2,537,771	644,562	(1,351)	17,572,033

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	Balances at December 31, 2011	Adjustment to Income	Valuation adjustments (1)	Adjustment to Income - Discontinued Operations (2)	Balances at December 31, 2012

Deferred tax assets	14,937,544	1,969,761	1,086,216	(37,089)	17,956,432
Temporary differences	12,887,544	1,065,531	1,086,216	(37,089)	15,002,202
Tax loss carryforwards	1,352,273	904,230	-	-	2,256,503
Social contribution taxes 18%	697,727	-	-	-	697,727
Deferred tax liabilities	3,748,104	(815,309)	632,586	-	3,565,381
Temporary differences	3,748,104	(815,309)	632,586	-	3,565,381
Total	11,189,440	2,785,070	453,630	(37,089)	14,391,051

Thousands of Reais	Balances at December 31, 2010	Adjustment to Income	Valuation adjustments (1)	Acquisitions for the Year (Net of disposals)	Adjustment to Income - Discontinued Operations (2)	Balances at December 31, 2011

Deferred tax assets	13,690,047	881,361	483,032	(68,950)	(47,946)	14,937,544
Deferred tax liabilities	4,280,159	(707,006)	276,494	(101,543)	-	3,748,104
Total	9,409,888	1,588,367	206,538	32,593	(47,946)	11,189,440

(1) It relates to tax recognized in equity.
(2) Tax effect on income in Santander Asset.

e) Expected realization of tax loss carryforwards

Year	Temporary differences	Tax loss carryforwards	Social contribution taxes 18%

2014	4,967,476	373,117	28,121
2015	3,335,125	531,413	115,759
2016	6,431,449	-	-
2017	502,287	370,344	176,797
2018	382,734	82,972	210,808
2019 to 2021	883,300	8,332	166,242
After 2021	629,350	-	-
Total	17,131,721	1,366,178	697,727

f) Current Taxes

The current tax assets refers, basically, to the balance of Income and Social Contribution Taxes Offset.

23. Other liabilities

The breakdown of the balance of “Other Liabilities” is as follows:

Thousands of Reais	2013	2012	2011

Accrued expenses and deferred income (1)	2,127,999	1,966,435	1,930,290
Transactions in transit	571,901	912,034	695,880
Provision for share-based payment	224,559	210,822	158,543
Other (2)	2,003,299	1,213,529	1,143,138
Total	4,927,758	4,302,820	3,927,851

(1) Corresponds, mainly, the payments to be made - personnel expenses.
(2) Includes credits for unreleased funds.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

24. Other Comprehensive Income

The balances of Other Comprehensive Income include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized temporarily in equity stated in the Consolidated Statement of Changes in Equity and Consolidated Statements of Comprehensive Income until they are extinguished or realized, when they are recognized in the consolidated income statement. The amounts attributable to subsidiaries, investments in associates and joint ventures are presented, on a line by line basis, in the appropriate items based on their nature.

It should be noted that the consolidated Statements of Comprehensive Income includes the changes to Other Comprehensive Income as follows:

- Revaluation gains (losses): This includes the amount of the gains, net of losses incurred in the year, recognized directly in equity. The amounts recognized in equity in the year remain under this item, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another line item.

- Amounts transferred to income statement: This includes the amount of the revaluation gains (losses) previously recognized in equity, even in the same year, which are subsequently recognized in the income statement.

- Amounts transferred to the initial carrying amount of hedged items: This includes the amount of the revaluation gains (losses) previously recognized in Equity, even in the same year, which are recognized in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

- Other transfers: This includes the amount of the transfers made in the year between the various Other Comprehensive Income items.

In the Consolidated Statements of Comprehensive Income the amounts in "Other Comprehensive Income" are recognized gross, including the amount relating to non-controlling interests, and the corresponding tax effect is presented under a separate item, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

a) Available-for-sale financial assets

Other Comprehensive Income—Available-for-sale financial assets includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (see Notes 6 and 7).

The breakdown, by type of instrument and geographical origin of the issuer, of Other Comprehensive Income Available-for-sale financial assets at December 31, 2013, 2012 and 2011 is as follows:

In thousand of reais			2013
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt Instruments
Government debt securities	11,686	(392,463)	(380,777)	29,615,457
Private-sector debt securities	109,673	(141,782)	(32,109)	15,341,815

Equity instruments
Domestic	367,509	(426,568)	(59,059)	1,329,810
Of which:
Listed	330,760	(390,800)	(60,040)	403,295
Unlisted	36,749	(35,768)	981	926,515
Total	488,868	(960,813)	(471,945)	46,287,082

In thousand of reais			2012
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt Instruments
Government debt securities	2,283,906	(1,030,507)	1,253,399	30,400,250
Private-sector debt securities	1,135,406	(514,195)	621,211	12,644,320

Equity instruments
Domestic	200,278	(314,217)	(113,939)	1,104,050
Of which:
Listed	180,861	(281,419)	(100,558)	340,494
Unlisted	19,417	(32,798)	(13,381)	763,556
Total	3,619,590	(1,858,919)	1,760,671	44,148,620

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

In thousand of reais				2011
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt Instruments
Government debt securities	1,993,581	(930,000)	1,063,581	31,858,187
Private-sector debt securities	126,508	(173,363)	(46,855)	11,442,167

Equity instruments
Domestic	169,948	(226,475)	(56,527)	1,307,847
Of which:
Listed	154,958	(194,040)	(39,082)	462,062
Unlisted	14,990	(32,435)	(17,445)	845,785
Total	2,290,037	(1,329,838)	960,199	44,608,201

At each reporting date, the Bank assesses whether there is any objective evidence indicating that the available-for-sale financial assets (debt securities and equity instruments) are impaired.

This assessment includes but is not limited to an analysis of the following information: i) the issuer’s economic and financial position, any default or late payments, issuer’s solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; ii) market-related information such as changes in the general economic situation, changes in the issuer’s industry which might affect its ability to pay; iii) changes in the fair value of the security analyzed, and  analysis of the reasons of such changes—whether they are specific to the security or the result of the general uncertainty concerning the economy or the country—and iv) independent analysts’ reports and forecasts and other independent market information.

In the case of equity instruments, when the changes in the fair value of the equity instrument being evaluated are assessed, the duration and significance of the decline in its market price below cost is taken into account. Nevertheless, it should be noted that the Bank assesses, on a case-by-case basis each of the equity instruments that have incurred losses, and monitors the performance of their market prices, recognizing an impairment loss as soon as it is determined that the recoverable amount could be decreased.

If, after completing the above assessment, the Bank considers that the presence of one or more of these factors affect recovery of the cost of the financial asset, an impairment loss is recognized in the consolidated income statement for the amount of the loss in equity under Other Comprehensive Income. Also, where the Bank does not intend and/or is not able to hold the investment for a sufficient amount of time to recover the cost, the financial asset is written down to its fair value.

b) Cash flow hedges

Other Comprehensive Income—Cash flow hedges includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect it (see Note 8).

Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged items.

c) Hedges of net investments in foreign operations and Translation adjustments foreign investment

Other Comprehensive Incomes—Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges (Note 8).

Other Comprehensive Income—Exchange differences includes the net amount of the differences arising on the translation to Reais of the balances of the consolidated entities whose functional currency is not the Reais (Note 2.a).

The Bank has recorded a transaction of investment hedge on its investment in Santander EFC, an independent subsidiary in Spain. Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged instruments.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

25. Non-controlling interests

“Non-controlling interests” include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a) Breakdown

The detail, by company, of the balance of “Equity - Non-controlling interests” is as follows:

Thousands of Reais	2013	2012	2011

Santander Leasing S.A. Arrendamento Mercantil	395	796	784
Santander Brasil Advisory Services S.A. (3)	451	442	1,712
Brasil Foreign Diversified Payment Rights Finance Company	-	2	2
Santander Getnet Serviços para Meios de Pagamentos S.A.	56,932	26,633	13,061
MS Participações Societárias S.A. (1)	-	-	3,401
Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros (2)	231,323	209,257	-
Total	289,101	237,130	18,960

Profit attributable to non-controlling interests	124,630	10,618	7,928
Of which:
Santander Leasing S.A. Arrendamento Mercantil	17	82	83
Santander Brasil Advisory Services S.A. (3)	28	70	1,302
Santander Getnet Serviços para Meios de Pagamentos S.A.	49,427	13,573	6,450
MS Participações Societárias S.A. (1)	-	(2,792)	93
Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros (2)	74,468	(315)	-
Other companies	690	-	-

b) Changes

The changes in the balance of “Non-controlling interests” are summarized as follows:

Thousands of Reais	2013	2012	2011

Balance at beginning of year	237,130	18,960	8,076
Inclusion of companies (2) (3)	-	222,507	3,308
Dividends paid	(104,280)	(2,825)	(352)
Profit attributable to non-controlling interests	124,630	10,618	7,928
Transition Adjustments to the amendments to the IAS 19	(6,029)	(12,130)	-
Others	37,650	-	-
Balance at end of year	289,101	237,130	18,960

(1) Disposal on November 22, 2013 of all shares of MS Participações Societárias S.A., by Banco Santander, for Capital Riesgo Global, S.C.R. de Régimen Simplificado, S.A., followed by disposal on December 28, 2013 by Capital Riesgo Global, S.C.R. de Régimen Simplificado, S.A., of investment for Elincasiol, S.L.
(2) Refers to minority interests in Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros.
(3) On AGE held on August 26, 2011, was approved: (i) the change of name of Santander CHP S.A. to Santander Brasil Advisory Services S.A.; and (ii) changes of corporate purpose.

26. Shareholders’ equity

a) Capital

The capital, fully subscribed and paid, is divided into registered shares in dematerialized form, no par value:

	Thousands of shares
			2013
	Common	Preferred	Total
Brazilian residents	19,030,307	18,705,661	37,735,968
Foreign residents	193,811,425	167,496,724	361,308,149
Total shares	212,841,732	186,202,385	399,044,117
(-) Treasury shares	(1,021,459)	(928,599)	(1,950,058)
Total outstanding	211,820,273	185,273,786	397,094,059

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

		Thousands of shares
	2012
	Common	Preferred	Total
Brazilian residents	18,079,891	17,841,646	35,921,537
Foreign residents	194,761,841	168,360,739	363,122,580
Total shares	212,841,732	186,202,385	399,044,117
(-) Treasury shares	(568,882)	(517,166)	(1,086,048)
Total outstanding	212,272,850	185,685,219	397,958,069

		Thousands of shares
	2011
	Common	Preferred	Total
Brazilian residents	16,000,704	16,052,894	32,053,598
Foreign residents	196,841,028	170,149,491	366,990,519
Total shares	212,841,732	186,202,385	399,044,117
(-) Treasury shares	(391,254)	(355,685)	(746,939)
Total outstanding	212,450,478	185,846,700	398,297,178

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Banco.

Dividend payments have been prepared and will continue to be prepared in accordance with Brazilian Corporate Law.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully input into the mandatory dividend.

				2013
		Reais per Thousand Shares / Units
		Common	Preferred	Units

Interest on capital (1) (5)	300,000	0.7200	0.7921	79.2055
Interim Dividends (2) (6)	650,000	1.5603	1.7163	171.6337
Interim Dividends (3) (7)	450,000	1.0821	1.1904	119.0365
Interim Dividends (4) (8)	285,196	0.6862	0.7548	75.4818
Intercalary Dividends (4) (8)	714,804	1.7199	1.8918	189.1847
Total in December 31, 2013	2,400,000

(1) Established by the Board of Directors in March 2013, common shares - R$0,6120, preferred shares - R$0,6732 and Units R$67,3247 net of taxes.
(2) Established by the Board of Directors in June 2013.
(3) Established by the Board of Directors in September 2013.
(4) Established by the Board of Directors in December 2013.
(5) The amount of interest on capital will be allocated to the mandatory dividend for the year 2013 and both were paid on August 29, 2013, without monetary compensation.
(6) The amount of interim dividends were allocated to the additional  dividends, for the year 2013 and were paid on August 29, 2013, without any compensation to monetary.
(7) The amount of interim dividends, R$144,473 were fully attributed to the mandatory dividends for the year 2013 and the amount of the R$305,527 were attributed to complementary dividends for the year 2013 and both will be paid from February 26, 2014, without any compensation to monetary.
(8) The amount of interim dividends will be fully attributed to mandatory dividends for the year 2013 and will be paid on February 26, 2014 without any monetary compensation.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

				2012
		Reais per Thousand Shares / Units
		Common	Preferred	Units

Interest on capital (1) (7)	400,000	0.9600	1.0560	105.6001
Interim Dividends (2) (8)	490,000	1.1763	1.2939	129.3968
Intercalary Dividends (2) (7)	410,000	0.9842	1.0827	108.2708
Interest on capital (3) (7)	170,000	0.4081	0.4489	44.8927
Interim Dividends (4) (10)	350,000	0.8402	0.9243	92.4273
Intercalary Dividends (4) (9)	150,000	0.3601	0.3961	39.6117
Interest on capital (5) (9)	450,000	1.0804	1.1884	118.8399
Intercalary Dividends (6) (9)	250,000	0.6002	0.6602	66.0221
Total in December 31, 2012	2,670,000

(1) Established by the Board of Directors in March, 2012, Common Shares - R$0.8160, Preferred Shares - R$0.8976 and Units - R$89.7600, net of taxes.
(2) Established by the Board of Directors in June, 2012.
(3) Established by the Board of Directors in June, 2012, Common Shares - R$0.3469, Preferred Shares - R$0.3816 and Units - R$38.1589, net of taxes.
(4) Established by the Board of Directors in September, 2012.
(5) Established by the Board of Directors in December, 2012.
(6) Established by the Board of Directors in December, 2012, Common Shares - R$0.9183, Preferred Shares - R$1.0101 and Units - R$101.0139, net of taxes.
(7) The amount of intercalary dividends and interest on capital were allocated entirely to the mandatory dividends for the year 2012 and were paid on August 29, 2012, without any monetary compensation.
(8) The amount of interim dividends will be allocated entirely to the supplementary dividends for the year 2012 and was paid in August 29, 2012, without any monetary compensation.
(9) The amount of the intercalary dividend and interest on capital will be fully imputed to the mandatory dividend for the year of 2012 and were paid from February 26, 2013, without any monetary compensation.
(10) The amount of interim dividends, R$348,950 will be imputed to the mandatory dividend for the year of 2012 and R$1,050 will be allocated to the supplementary dividend for the year 2012 and both will be paid as of February 26, 2013, without any monetary compensation.

	2011
	Thousands of Reais (9)	Reais per Thousand Shares / Units
		Common	Preferred	Units
Interest on capital (1) (5) (9)	600,000	1.4366	1.5802	158.0216
Intercalary Dividends (2) (5)	273,840	0.6556	0.7212	72.1211
Intercalary Dividends (2) (5) (9)	476,160	1.1401	1.2541	125.4059
Interest on capital (3) (5) (9)	550,000	1.3168	1.4485	144.8532
Intercalary Dividends (4) (5) (9)	100,000	0.2394	0.2634	26.3369
Interest on capital (6) (8) (9)	400,000	0.9592	1.0551	105.5127
Intercalary Dividends (7) (8) (9)	775,000	1.8590	2.0449	204.4944
Total in December 31, 2011	3,175,000

(1) Established by the Board of Directors in March, 2011, Common Shares - R$1.2211, and Preferred Shares - R$1.3432 and Units - R$134.3184, net of taxes.
(2) Established by the Board of Directors in May, 2011.
(3) Established by the Board of Directors in June, 2011, Common Shares - R$1.1193, and Preferred Shares - R$1.2313 and Units - R$123.1252, net of taxes.
(4) Established by Board of Directors in June, 2011.
(5) The amount of interest on capital and dividends intermediate / Intercalary was paid on August 29, 2011.
(6) Established by the Board of Directors in September, 2011, Common Shares - R$0.8153, and Preferred Shares - R$0.8969 and Units - R$89.6858, net of taxes.
(7) Established by Board of Directors in December 2011.
(8) The amount of interest on capital was paid on February 28, 2012.
(9) The amount of intercalary dividends and interest on capital was allocated entirely to the mandatory distribution of income for the year 2011.

c) Reserves

The reserves are allocated as follows after the deductions and statutory provisions, from the net income:

Legal reserve

In accordance with Brazilian Corporate Law, 5% in transferred to the legal reserve, until it reaches 20% of the share capital. This reserve is designed to ensure the integrity of the capital and can only be used to offset losses or increase capital.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Capital reserve

The Bank´s capital reserve consists of: reserve of goodwill for the subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves, redemption, repayment or purchase of shares of our treasury; incorporation of the capital, or payment of dividends to preferred shares in certain circumstances.

Reserve for equalization dividend

After the destination of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be destined to constitute a reserve for equalization of dividends, which is limited to 50% of the Capital. This reserve aims to ensure funds for the payment of dividends, including the form of Interest on Capital, or any interim payment to maintain the flow of shareholders remuneration.

d) Treasury shares

At the meeting held on July 29, 2013 the Board of Directors approved the extension, for one more year, the buyback program certificate of deposit of shares ("Units") which will begin on August 24, 2013, ending on August 24, 2014.

The current Buyback Program aims to: (1) maximize value creations for shareholders through efficient management of capital structure; (2) facilitate the payment of management, managerial employees and other employees of the Bank and companies under its control, in line with the Resolution of the CMN 3921, of November 25, 2010, pursuant to the Plan of Long-Term Incentive and (3) facilitate the management of risk arising the services rendered, by the Bank, of market maker  in Brazil of certain index funds, where the Units are included in the theoretical portfolio of reference such funds in accordance with applicable rules. Part of the Units repurchased will be used by the Bank to hedge against price fluctuation of securities that make up the benchmark, and should be bought and sold in accordance with the risk management policy of the Bank.

The Buyback Program will cover the procurement of over to 76,008,403 Units, representing 4,180,462,165 common shares and 3,800,420,150 preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch; Aymore by CFI and / or the Sancap, corresponding on June, 30 2013 approximately 2% of the total share capital of the Bank.

In 2013, 5,268,000 Units were acquired, 2,049,180 Units paid as Bonus and Long-Term Incentive Plan – Local and 5,600 treasury shares were sold. The balance accumulated of treasury shares on December 31, 2013, amounting to 11,823,638 Units (12/31/2012 – 8,610,418) equivalent to R$177,122 (12/31/2012 – R$134,371). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$13.36, R$15.06 and R$18.52. In 2013 was acquired 5,015,447 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 6,748,347 ADRs, in the current amount of R$114,586 (12/31/2012 - R$36,191). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$5.86, US$7.24 e US$10.21. The market value of these shares on December 31, 2013 was R$13,98 per Unit and US$5.40 per ADR.

Additionally, year ended December 31, 2013, treasury shares were traded, refer to the services of a market maker that resulted in a loss of R$716 (12/31/2012 - loss of R$41) recorded directly in equity in capital reserves.

27. Earnings per share

a) Basic earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury.

	2013	2012	2011

Profit attributable to the Parent
From Continuing and Discontinued Operations	5,723,494	5,482,606	7,739,204
From Continuing Operations	3,660,031	5,427,293	7,664,966

Weighted average shares outstanding	397,875,180	398,046,964	399,044,117

Basic earning per 1,000 share (Brazilian Reais - R$)
From Continuing and Discontinued Operations	14.39	13.77	19.39
From Continuing Operations	9.20	13.63	19.21

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Diluted earning per share

The diluted earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury, including the effect of dilutive potential programs long-term compensation.

	2013	2012	2011
Profit attributable to the Parent
From Continuing and Discontinued Operations	5,723,494	5,482,606	7,739,204
From Continuing Operations	3,660,031	5,427,293	7,664,966

Weighted average shares outstanding	397,875,180	398,046,964	399,044,117
Incremental shares from stock options granted under Stock Option Plan	159,866	244,088	-
Adjusted weighted average shares	398,035,046	398,291,052	399,044,117

Diluted earnings 1,000 share (Brazilian Reais - R$)
From Continuing and Discontinued Operations	14.38	13.77	19.39
From Continuing Operations	9.20	13.63	19.21

28. Operational Ratios

Financial institutions are required to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their  risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

The minimum Regulatory Capital requirement (PR) is 11% until December 31, 2015. And the minimum Regulatory Capital requirement of Tier I is 5.5% from October 1, 2013 to December 31, 2014. The minimum Principal Capital requirement of 4.5% from October 1, 2013.

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. These rules were repealed by Resolution 4.192/2013 and 4.278/2013 which took effect since1st October 2013. And the Resolution 4,193 and 4,281 of 2013, establishing the model for calculating the minimum Regulatory Capital requirements  (PR), Tier I and Principal Capital. These resolution states that the composition of the Regulatory Capital is done through equity, subordinated debt, hybrid capital instruments. Index is calculated on a consolidated basis, as shown below:

	Financial Consolidated (1)
Thousands of Reais	2013	2012	2011

Tier I Regulatory Capital	63,594,727	65,213,301	64,759,590
Principal Capital	63,594,727	-	-
Tier II Regulatory Capital	2,701,014	5,069,813	6,642,092
Regulatory Capital (Tier I and II)	66,295,741	70,283,114	71,401,682
Required Regulatory Capital	37,936,111	37,131,442	31,701,580
Portion of Credit Risk (2)	34,199,529	32,409,974	28,761,446
Market Risk Portions (3)	2,047,595	2,951,238	1,219,396
Operational Risk Portion	1,688,987	1,770,230	1,720,738
Basel I Ratio	18.4	-	-
Basel Principal Capital	18.4	-	-
Basel (4)	19.2%	20.8%	24.8%

(1) Amounts calculated based on the consolidated information provided by the financial institutions (Financial Conglomerate).

(2) To calculate the capital allocation for credit risk were considered modifications and inclusions of Bacen Circular 3.644 of March 4, 2013, which revoked Bacen Circular 3.563/2011. The main changes were in line of real estate loans, with the change in weight depending of the amount financed (LTV), payroll loans with change in aggregate weight of 300% to 150% and the segregated weight of 75% for large companies and other wallets with change of billing.

(3) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

(4) Not consider the possible impacts of the Optimization of Capital Structure Plan mentioned (Note 47) Subsequent Event.

Banco Santander, quarterly disclose information relating to risk management and Required Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed at the website www.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. On December 31, 2013 and 2012 Banco Santander classifies for said index.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

29. Interest and similar income

“Interest and similar income” in the consolidated income statement comprises the interest accruing in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value; and the rectifications of income as a result of hedge accounting. Interest is recognized gross, without deducting any tax withheld at source.

The breakdown of the main items of interest and similar charges accrued in 2013, 2012 and 2011 is as follows:

Thousands of Reais	2013	2012	2011

Cash and balances with the Brazilian Central Bank	6,796,728	5,731,269	6,297,438
Loans and amounts due from credit institutions	751,248	1,027,615	1,202,902
Loans and advances to customers	35,737,244	38,735,467	35,397,614
Debt instruments	6,529,253	6,081,759	8,084,155
Pension plans (Note 21.b)	-	-	55,103
Other interest	1,402,573	1,067,427	678,965
Total	51,217,046	52,643,537	51,716,177

30. Interest expense and similar charges

“Interest expense and similar charges” in the consolidated income statement includes the interest accruing in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, irrespective of measurement at fair value; the rectifications of cost as a result of hedge accounting; and the interest cost attributable to pension funds.

The breakdown of the main items of interest expense and similar charges accrued in 2013, 2012 and 2011 is as follows:

Thousands of Reais	2013	2012	2011

Deposits from credit institutions	1,774,488	1,585,375	2,006,136
Customer deposits	13,516,868	13,494,019	16,494,482
Marketable debt securities and subordinated liabilities:
Marketable debt securities (note 18)	4,355,190	3,662,370	3,226,644
Subordinated liabilities (note 19)	810,273	1,010,807	1,213,239
Pensions (note 21.b)	378,904	278,619	231,944
Other interest	1,902,102	1,025,387	747,655
Total	22,737,825	21,056,577	23,920,100

31. Income from equity instruments

“Income from equity instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2013	2012	2011

Equity instruments classified as:
Financial assets held for trading	16,608	16,064	5,187
Available-for-sale financial assets	22,004	16,651	88,424
Other financial instruments at fair value through profit or loss	42,674	61,019	-
Total	81,286	93,734	93,611

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

32. Fee and commission income

“Fee and commission income” comprises the amount of all fees and commissions accruing in favor of the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2013	2012	2011

Collection and payment services:
Bills	509,850	417,793	374,103
Demand accounts	1,380,304	1,683,885	1,624,466
Cards	3,583,818	2,794,822	1,940,239
Checks and other	181,898	594,172	606,142
Orders	258,421	265,221	223,354
Total	5,914,291	5,755,893	4,768,304

Marketing of non-banking financial products:
Investment funds	970,503	1,051,070	1,058,910
Insurance	1,683,391	1,379,626	1,273,137
Capitalization	298,654	280,101	266,620
Total	2,952,548	2,710,797	2,598,667

Securities services:
Securities underwriting and placement	207,439	207,318	271,361
Securities trading	133,266	120,457	101,104
Administration and custody	95,592	97,395	102,603
Asset management	2,108	2,182	2,963
Total	438,405	427,352	478,031

Other:
Foreign exchange	384,727	314,009	343,288
Financial guarantees	321,651	255,544	232,688
Other fees and commissions	730,001	147,260	207,742
Total	1,436,379	716,813	783,718

Total	10,741,623	9,610,855	8,628,720

33. Fee and commission expense

“Fee and commission expense” shows the amount of all fees and commissions paid or payable by the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2013	2012	2011

Fees and commissions assigned to third parties	1,836,202	1,376,275	1,015,426
Of which: Credit cards	1,650,717	1,187,134	834,412
Other fees and commissions	804,965	624,654	413,853
Total	2,641,167	2,000,929	1,429,279

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

34. Gains (losses) on financial assets and liabilities (net)

Gains (losses) on financial assets and liabilities (net)” includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses derived from the sale and purchase thereof.

The breakdown of the balance of this item, by type of instrument, is as follows:

Thousands of Reais	2013	2012	2011

Held for trading (1)	(2,599,638)	(1,456,070)	(902,167)
Other financial instruments at fair value through profit or loss (2)	44,000	238,208	57,039
Financial instruments not measured at fair value through profit or loss	1,406,375	655,838	685,355
Of which: Available-for-sale financial assets
Debt instruments	1,418,546	592,955	452,972
Equity instruments	(12,171)	63,028	256,694
Hedging derivatives and other	3,376	13,824	25,866
Total	(1,145,887)	(548,200)	(133,907)

(1) Includes the economic hedge of the Bank’s position in Cayman, which is a non-autonomous subsidiary (note 22).
(2) Includes the net gain arising from transactions involving debt securities, equity instruments and derivatives included in this portfolio, since the Bank manages its risk in these instruments on a global basis.

35. Exchange differences (net)

“Exchange differences (net)” shows the gains or losses on foreign currency transactions, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

36. Other operating income (expense)

The breakdown of "Other operating income (expense)" is as follows:

Thousands of Reais	2013	2012	2011

Profit from insurance contracts	-	-	432,134
Of which:
Income from insurance contracts	-	-	4,132,663
Expense from insurance contracts	-	-	(3,700,529)
Other operating income	415,852	395,668	539,737
Other operating expense	(657,080)	(831,370)	(1,165,854)
Contributions to fund guarantee of credit - FGC	(203,660)	(187,791)	(183,718)
Total	(444,888)	(623,493)	(377,701)

37. Personnel expenses

a) Breakdown

The breakdown of “Personnel expenses” is as follows:

Thousands of Reais	2013	2012	2011

Wages and salaries	4,314,508	4,303,627	4,179,150
Social security costs	1,169,289	1,176,807	1,076,598
Benefits	1,050,829	982,886	864,085
Defined benefit pension plans (note 21.b)	46,341	42,798	19,460
Contributions to defined contribution pension plans	65,422	65,062	55,425
Share-based compensation	133,224	126,967	94,217
Training	135,043	140,591	115,613
Other personnel expenses	130,954	247,618	202,843
Total	7,045,610	7,086,356	6,607,391

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Share-Based Compensation

Banco Santander has long-term compensation plans linked to the market price of the shares . The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

b.1) Local Program

The Extraordinary stockholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates -  Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On 25 October 2011, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares ("Units") to certain directors and Managerial level employees of the Bank and companies under its control.

On 29 April, 2013, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Banco Santander’s share-based compensation program - Stock Option Plan for Share Deposit Certificates – Units (SOP 2013) and the Long-Term Incentive Plan - Investment in Share Deposit Certificates  (PSP 2013).

The characteristic of each plan are:

SOP Plan: It is a 3 year Stock Option Plan by which new shares of the Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date of each unit.

Long-Term Incentive  Plan - SOP 2014: It is a 3 year Stock Option Plan. The period for exercise comprises between June 30, 2014  and June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Bank: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison made between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

Long-Term Incentive Plan – SOP 2013: It is a stock option plan with 3 years of vesting. The period for the exercise comprises between June 30, 2016 and June 30, 2018. The number of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and can be reduced, if not achieved the goals of reducing weighted Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

PSP Plan: Compensation Plan based on shares settled in cash, with vesting period of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of bonus by the Company to Participants under the Variable Compensation and (i) 50% (fifty percent) consist of the delivery "Units", where which can not be sold during the term of 01 (one) year from the date of exercise and (ii) 50% (fifty percent) will be paid in cash, which may be used freely by the Participants ("fifty percent"), after deductions of all taxes, charges and withholdings.

Long-Term Incentive Plan – PSP 2013: Compensation Plan based on shares with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of bonus by the Company to Participants under the Variable Compensation 100% (one hundred percent) consist of the delivery Units.

b.1.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

	PSP 2013/ SOP 2013	SOP, PI12 - PSP, PI13 - PSP and PI14 - PSP(1)	SOP 2014 (2)
Total Shareholder Return (TSR) rank	% of Exercisable Shares
1st	100%	50%	100%
2nd	75%	35%	75%
3th	50%	25%	50%
4th	-	-	25%

(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of net income vs. budgeted profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

For measurement of the fair value the following premises was used:

	PSP 2013	PI14 - PSP		PI13 - PSP		PI12 - PSP
Method of Assessment	Binomial	Binomial		Binomial		Binomial
Volatility	40.00%		57.37%		57.37%	57.37%
Probability of Occurrence	60.27%		37.59%		26.97%	43.11%
Risk-Free Rate	11.80%		10.50%		10.50%	11.18%

		PSP 2013		SOP 2014		SOP plan
Method of Assessment		Black&Scholes		Black&Scholes		Binomial
Volatility			40.00%		40.00%	57.37%
Rate of Dividends			3.00%		3.00%	5.43%
Vesting Period		2 years		2 years		2,72 years
Average Exercise Time		5 years		5 years		3,72 years
Risk-Free Rate			11.80%		10.50%	11.18%
Probability of Occurrence			60.27%		71.26%	43.11%
Fair Value of the Option Shares		R$	5,96	R$	6,45	R$	7,19

The average value of shares SANB11 in of the year is R$14,07 (2012 - R$14,93 and 2011 - R$14.96).

On 2013, daily pro-rata expenses amounting R$43,404 (2012 - R$44,917 and 2011 - R$12,893), relating to the SOP plan and R$5,390 (2012 - R$6,479 and 2011 - R$15,632) relating to the PSP plan. Also recorded in the period a gain with the movement of the market value of the share of the PSP Plan in the amount of R$363 as "Gains (losses) on financial assets and liabilities (net) - Others".

					Date of
					Commencement	Expiration
	Number of	Exercise			of Exercise	Date of Exercise
	Shares	Price in Reais	Year Granted	Employees	Period	Period
Final Balance on December 31, 2010	13,914,532
Cancelled PI12 - PSP options	(106,718)		2010	Managers	02/03/10	06/30/12
Cancelled PI12 - SOP options	40,479	23.50	2010	Managers	02/03/10	06/30/14
Granted PI13 - PSP options	1,498,700		2011	Managers	02/03/10	06/30/13
Cancelled PI13 - PSP options	(130,493)		2011	Managers	02/03/10	06/30/13
Granted SOP 2014 options	14,450,000	14.31	2011	Managers	10/26/11	12/31/13
Final Balance on December 31, 2011	29,666,500
Cancelled PI12 - PSP options	(698,103)		2010	Managers	02/03/10	06/30/12
Exercised (PI12 - PSP)	(486,852)		2010	Managers	02/03/10	06/30/12
Cancelled PI12 - PSP options	(7,759,571)	23.50	2010	Managers	02/03/10	06/30/14
Cancelled PI13 - PSP options	(72,209)		2011	Managers	02/03/10	06/30/13
Granted PI14 - PSP options	1,910,000		2012	Managers	05/29/12	06/30/14
Cancelled PI14 - PSP options	(106,226)		2012	Managers	05/29/12	06/30/14
Cancelled SOP 2014	(2,393,163)	14.31	2011	Managers	10/26/11	12/31/13
Granted SOP 2014	5,855,000	14.31	2012	Managers	10/26/11	12/31/13
Final Balance on December 31, 2012	25,915,376
Cancelled (PI 13 - PSP) options	(971,238)		2011	Managers	02/03/10	06/30/13
Exercised (PI 13 - PSP) options	(324,760)		2011	Managers	02/03/10	06/30/13
Cancelled (PI 14 - PSP) options	(86,465)		2012	Managers	05/29/12	06/30/14
Cancelled (SOP - 2014) options	(2,352,431)	14.31	2011	Managers	10/26/11	12/31/13
Granted (SOP - 2013) options	12,240,000	14.43	2013	Managers	05/02/13	12/31/15
Granted (PSP - 2013) options	2,456,000		2013	Managers	08/13/13	06/30/16
Cancelled (SOP - 2013) options	(1,197,255)	14.43	2013	Managers	05/02/13	06/30/18
Cancelled (PSP - 2013) options	(24,997)		2013	Managers	08/13/13	06/30/16
Final Balance on December 31, 2013	35,654,230
SOP	4,903,767	23.50	2010	Managers	02/03/10	06/30/14
PI14 - PSP	1,717,309		2012	Managers	05/29/12	06/30/14
SOP - 2014	15,559,406	14.31	2011	Managers	10/26/11	06/30/16
SOP - 2013	11,042,745	14.43	2013	Managers	05/02/13	06/30/18
PSP - 2013	2,431,003		2013	Managers	08/13/13	06/30/16
Total	35,654,230

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b.2) Global Program

Long-Term Incentive Policy

The Board of Directors’ of Banco Santander Spain approved in a meeting held on March 26, 2008, the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives identified by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the grantees. The first two cycles started in July 2007, with the first cycle lasting two years (Plan I09) and the other cycles lasting three years, on average (Plan I10/Plan I11/Plan I12/Plan I13 and Plan l14). Therefore since 2009 a new cycle beginnings and the closure of a previous cycle. The purpose is to establish an appropriate sequence between the end of the incentive program, tied to the previous plan, I-06, and the successive cycles of this plan.

For each cycle is set a maximum number of shares for each grantee who continued working at Grupo Santander Spain during the plan. The objectives whose fulfillment determine the number of shares distributed are defined by comparing the performance of Grupo Santander Spain in relation to a Reference Group (financial institutions) and are related to two parameters: RTA and growth in Earnings / Benefit for Action (BPA).

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of actions that relate to just one performance condition, which has 100% weight in the percentage of shares to be distributed: the TSR Group.

Global Plan Fair Value

It was assumed that the grantee will not leave the Bank’s employment during the term of each plan. The fair value of the 50% linked to the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousand simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI10	PI11	PI12	PI13	PI14

Expected volatility (*)	0.1567	0.1931	0.4236	0.4964	0.5135
Annual dividend yield based on last five years	3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free interest rate (Treasury Bond yield –zero coupon) over the period of the plan	4.50%	4.84%	2.04%	3.33%	4.07%
(*) calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that (in a high percentage of cases) the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	Number of Shares	Granted Year	Employees	Data of Commencement of Exercise Period	Data of Expiry of Exercise Period

Final Balance on December 31, 2010	3,450,248
Exercised Options (PI11)	(1,783,945)	2008	Managers	06/21/08	07/31/11
Cancelled Options (PI11)	(527,286)	2008	Managers	06/21/08	07/31/11
Granted Options (PI14)	531,684	2011	Managers	07/01/11	07/31/14
Final Balance on December 31, 2011	1,670,701
Exercised Options (PI12)	(137,299)	2009	Managers	06/19/09	07/31/12
Cancelled Options (PI12)	(403,907)	2009	Managers	06/19/09	07/31/12
Cancelled Options (PI14)	(59,373)	2011	Managers	07/01/11	07/31/14
Final Balance on December 31, 2012	1,070,122
Cancelled Options (PI13)	(14,209)	2010	Managers	07/01/10	07/31/13
Cancelled Options (PI14)	(676,228)	2011	Managers	07/01/11	07/31/14
Final Balance on December 31, 2013	379,685
Plan I14	379,685	2011	Managers	07/01/11	07/31/14
Total	379,685

On 2013, pro rata expenses were recognized in the amount of R$3,215 (2012 - R$5,215 and 2011 - R$9,954), related to the costs of the cycles mentioned above, regarding the total amount of the Global Program Plans.

Plans do not result in dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

b.3) Share-Based Bonus

The Annual stockholders’ Meeting of Banco Santander Spain, held on June 11, 2010, approved the new policy for executive compensation through a share-based bonus plan effective for all the companies of the Group, including Banco Santander. This new policy, subject to adjustments applicable to Banco Santander, were approved by Appointment and Compensation Committee and Board of Directors at the meeting held on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance  and defend the interests of stockholders' via a long-term commitment.

The purpose of the plan is the cash or shares payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the Bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based bonus is within the limits of the overall management compensation approved by Banco Santander's Annual Stockholders' Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was the subject to resolution of the ordinary general meeting February 7, 2012.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting on February 15, 2013.

On April 24, 2013, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in AGE (Extraordinary General Meeting) of June 3, 2013. resolution of the ordinary general meeting on June 3, 2013.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The plan is divided into 3 programs:

a) Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and are responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. On the year ended on December 31, 2013, was recorded expense amounting R$11,317 (2012 - R$16,972 and 2011- R$26,613).

b) Collective unsupervised - Statutory Directors - not part of the Statutory Directors' Collective Supervised ", the amount deferred will be paid 100% in Units" SANB11". On the year ended on December 31, 2013,  we recorded expenses "pro rata" in the amount of R$68,705 (2012 - R$47,492 and 2011 - R$29,167), regarding the provision of the plan and recorded gain with the oscillation of the share market value of the plan in the amount of R$1,781 as personal expenses.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c) Unsupervised Collective - Employees - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 110% to 120% of CDI. On the year ended on December 31, 2013, there were expense of  R$1,193 (2012 - expense of R$895 and 2011, no expenses was recorded).

38. Other administrative expenses

a) Breakdown

The breakdown of the balance of this item is as follows:

Thousands of Reais	2013	2012	2011

Property, fixtures and supplies	1,247,901	1,171,071	1,087,222
Technology and systems	1,109,716	1,074,337	1,005,812
Advertising	461,465	498,708	492,829
Communications	572,965	573,325	565,799
Per diems and travel expenses	170,782	174,667	174,166
Taxes other than income tax	88,696	65,374	58,633
Surveillance and cash courier services	570,368	563,337	520,912
Insurance premiums	14,522	12,003	10,234
Specialized and technical services	1,990,547	1,718,899	1,562,465
Technical reports	401,467	377,435	363,525
Others specialized and technical services	1,589,080	1,341,464	1,198,940
Other administrative expenses	577,788	834,656	697,321
Total	6,804,750	6,686,377	6,175,393

b) Other information

The balance of “Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I) to their respective auditors, the detail being as follows:

Thousands of Reais	2013	2012	2011

Audit of the annual financial statements and audit related services of the companies audited by Deloitte (constant scope of consolidation)	15,266	11,135	8,828

Services provided by others audit firms totaled R$3.5 million (2012 - R$3.7 million and 2011 - R$5.4 million).

39. Gains (losses) on disposal of assets not classified as non-current assets held for sale

The breakdown of the balance of this item is as follows:

Thousands of Reais	2013	2012	2011

Gains	460,203	501,274	6,759
On disposal of tangible assets (1)	123,305	352,782	6,759
On disposal of investments (2) (3)	336,898	148,492	-
Losses	(313)	(268)	(1,439)
On disposal of tangible assets	(313)	(268)	(1,439)
Total	459,890	501,006	5,320

(1) Includes R$121,391 (2012 - R$334,593) related to the gain on sale of property for Fundo Imobiliário. This fund has administration and management by third parties.
(2) In 2012, includes R$148,492 related to the capital variation in the percentage of participation of the bank by the segregation of the equity investments of temporary nature (private equity), investments in related business services complementary to banking services (Appendix 1).
(3) In 2013 includes a gain of R$289,736, related to the operation with Webmotors (Note 11.b) and R$47,161, related disposal of MS Participações held in November 2013 and loss on disposal of Santander Brasil Asset.

40. Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations

It refers basically to the result on disposal of property received in the processes of recovery of loans to customers and the provision of the recoverable value of these assets. In 2011, includes R$424,292 gain on sale of Zurich Santander Brasil Seguros e Previdência S.A (note 3.c).

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

41. Other disclosures

a) Guarantees and commitments

The Bank provides a variety of guarantees to its customers to improve their credit standing and allow them to compete. The following table summarizes at December 31, 2013, 2012 and 2011 all of the guarantees.

As required, the “maximum potential amount of future payments” represents the notional amounts that could be lost if there were a total default by the guaranteed parties, without consideration of possible recoveries from collateral held or pledged, or recoveries under recourse provisions. There is no relationship between these amounts and probable losses on these guarantees. In fact, "maximum potential amount of future payments" significantly exceeds inherent losses.

Thousands of Reais	2013	2012	2011

Maximum potential amount of future payments

Contingent liabilities
Guarantees and other sureties	30,428,391	27,117,592	21,871,792
Financial guarantees	29,073,448	25,481,319	17,818,624
Performance guarantees	511,028	280,755	910,655
Financial letters of credit	580,847	1,019,623	2,213,135
Other	263,068	335,895	929,378
Other contingent exposures	785,111	945,555	700,160
Documentary Credits	785,111	945,555	700,160
Total Contingent Liabilities	31,213,502	28,063,147	22,571,952

Commitments
Loan commitments drawable by third parties (1)	100,549,513	106,754,302	98,552,891
Total Commitments	100,549,513	106,754,302	98,552,891

Total	131,763,015	134,817,449	121,124,843
(1) Includes the approved limits and unused overdraft, credit card and others.

Financial guarantees are provided to our clients in respect of their obligations to third parties. We have the right to seek reimbursement from our clients for any amount we shall have to pay under such guarantee. Additionally, we may hold cash or other highly liquid collateral for these guarantees. These guarantees are subject to the same credit evaluation performed on the origination of loans.

We expect many of these guarantees to expire without the need to disburse any cash. Therefore, in the ordinary course of business, we expect that these guarantees will have virtually no impact on our liquidity.

Performance guarantees are issued to guaranteed customers obligations such as to make contractually specified investments, to supply specified products, commodities, or maintenance or warranty services to a third party, completion of projects in accordance with contract terms, etc. Financial standby letters of credit include guarantees of payment of loans, credit facilities, promissory notes and trade acceptances. The Bank always requires collateral to grant this kind of financial guarantees. In Documentary Credits, the Bank acts as a payment intermediary between trading companies located in different countries (import-export transactions). Under a documentary credit transaction, the parties involved deal with the documents rather than the commodities to which the documents may relate. Usually the traded commodities are used as collateral to the transaction and the Bank may provide some credit facilities. Loan commitments drawable by third parties include mostly credit card lines and commercial commitments. Credit card lines are unconditionally cancelable by the issuer. Commercial commitments are mostly 1 year facilities subject to information requirements to be provided by our customers.

The risk criteria followed to issue all kinds of guarantees, financial standby letters of credit, documentary credits and any risks of signature are in general the same as those used for other products of credit risk, and therefore subject to the same admission and monitoring standards. The guarantees granted on behalf of our customers are subject to the same credit quality review process as any other risk product. On a regular basis, at least once a year, the solvency of the mentioned customers is checked as well as the probability of those guarantees to be executed. In case that any doubt on the customer’s solvency may arise we create allowances with charge to net income, by the amount of the inherent losses even if there is no claim to us.

The provision for losses on the non-recovery guarantees and other securities (Note 9.c) is recorded as "Impairment losses on financial assets (net)” on consolidated income statement and its calculation is described in note 2.h.

Additionally, the liability recognized as deferred revenue for the premium received for providing the above guarantees, which is being amortized into income over the life of the related guarantees is R$234,766 (2012 - R$131,955 and 2011 - R$76,324).

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

Thousands of Reais	2013	2012	2011

Investment funds	4,404,165	104,461,015	104,877,454
Assets under management (1)	-	9,393,269	8,144,334
Total	4,404,165	113,854,284	113,021,788
(1) In 2013, was held the sale of Asset Management segment and disposal of all shares of Santander Brasil Asset.

c) Third-party securities held in custody

At December 31, 2013, the Bank held in custody debt securities and equity instruments totaling R$66,691,116 (2012 - R$79,719,901 and 2011 - R$122,198,361) entrusted to it by third parties.

d) Residual maturity periods and Average interest rates

The breakdown, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

	2013
	Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	Average Interest Rate
Assets:
Cash and balances with the Brazilian Central Bank	38,920,767	11,778,318	1,015,125	-	-	-	51,714,210	9.8%
Debt instruments	-	2,754,014	6,309,666	21,339,947	22,819,908	14,680,086	67,903,621	9.0%
Equity instruments	2,999,721	-	-	-	-	-	2,999,721	-
Loans and amounts due from credit institutions	7,490,700	28,071,361	478,145	1,073,002	1,491,784	7,438,304	46,043,296	11.0%
Loans and advances to customer, gross	9,038,989	62,080,061	58,199,577	54,892,176	13,727,561	14,795,963	212,734,327	18.1%
Total	58,450,177	104,683,754	66,002,513	77,305,125	38,039,253	36,914,353	381,395,175	15.6%

Liabilities:
Deposits from credit institutions (1)	323,975	9,668,294	14,162,039	7,026,789	1,565,974	1,285,218	34,032,289	9.7%
Customer deposits (1)	49,261,396	49,287,931	26,569,482	59,895,690	14,906,679	234,499	200,155,677	8.1%
Marketable debt securities (1)	-	13,057,198	21,314,224	25,334,738	5,392,554	201,834	65,300,548	7.9%
Subordinated liabilities	-	508,655	1,861,368	6,232,972	303,149	-	8,906,144	8.5%
Other financial liabilities	128,479	20,241,811	448,067	27,792	144,733	315,080	21,305,962	-
Total	49,713,850	92,763,889	64,355,180	98,517,981	22,313,089	2,036,631	329,700,620	8.3%

Difference (assets less liabilities)	8,736,327	11,919,865	1,647,333	(21,212,856)	15,726,164	34,877,722	51,694,555

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	2012
	Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	Average Interest Rate
Assets:
Cash and balances with the Brazilian Central Bank	38,198,101	10,205,643	7,131,496	-	-	-	55,535,240	7.3%
Debt instruments	-	5,607,527	6,430,543	19,424,651	36,226,923	2,395,433	70,085,077	9.6%
Equity instruments	2,631,705	-	-	-	-	-	2,631,705	7.3%
Loans and amounts due from credit institutions	10,578,691	7,475,012	3,585,485	1,260,606	-	7,018,403	29,918,197	7.3%
Loans and advances to customer, gross	9,532,378	57,727,291	55,012,123	51,713,899	12,465,248	24,289,730	210,740,669	20.9%
Total	60,940,875	81,015,473	72,159,647	72,399,156	48,692,171	33,703,566	368,910,888	15.5%

Liabilities:
Deposits from credit institutions (1)	434,853	14,418,896	13,719,558	4,663,551	777,383	1,059,385	35,073,626	8.4%
Customer deposits (1)	41,094,568	39,996,790	20,421,839	63,229,707	17,608,936	6,243,090	188,594,930	7.3%
Marketable debt securities (1)	-	10,833,946	20,715,152	16,817,641	5,621,656	23,623	54,012,018	7.3%
Subordinated liabilities	-	721,196	3,006,549	2,336,613	5,587,196	267,597	11,919,151	8.7%
Other financial liabilities	254,666	16,795,033	61,924	264,858	-	-	17,376,481	-
Total	41,784,087	82,765,861	57,925,022	87,312,370	29,595,171	7,593,695	306,976,206	6.5%

Difference (assets less liabilities)	19,156,788	(1,750,388)	14,234,625	(14,913,214)	19,097,000	26,109,871	61,934,682

	2011
	Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	Average Interest Rate
Assets:
Cash and balances with the Brazilian Central Bank	48,330,086	10,073,723	7,534,194	-	-	-	65,938,003	11.3%
Debt instruments	-	6,498,289	5,795,261	25,972,025	12,507,634	18,118,048	68,891,257	11.0%
Equity instruments	2,130,575	-	-	-	-	-	2,130,575	-
Loans and amounts due from credit institutions	5,731,172	2,309,372	2,199,399	1,189,022	1,919,282	6,341,427	19,689,674	9.7%
Loans and advances to customer, gross	10,113,580	44,546,345	59,788,958	52,036,749	19,390,744	8,308,061	194,184,437	23.7%
Total	66,305,413	63,427,729	75,317,812	79,197,796	33,817,660	32,767,536	350,833,946	17.9%

Liabilities:
Deposits from credit institutions (1)	618,585	29,430,719	12,555,672	6,923,632	1,043,065	955,348	51,527,021	9.2%
Customer deposits (1)	37,035,145	40,490,745	19,044,846	56,390,445	15,123,854	6,388,856	174,473,891	9.6%
Marketable debt securities (1)	-	3,389,679	16,130,779	15,781,068	3,204,393	84,504	38,590,423	8.8%
Subordinated liabilities	-	-	-	5,402,364	5,269,434	236,546	10,908,344	11.2%
Other financial liabilities	176,974	15,461,434	45,819	267,780	-	-	15,952,007	-
Total	37,830,704	88,772,577	47,777,116	84,765,289	24,640,746	7,665,254	291,451,686	9.5%

Difference (assets less liabilities)	28,474,709	(25,344,848)	27,540,696	(5,567,493)	9,176,914	25,102,282	59,382,260
(1) Include obligations which may have advance exigibility, being: sight and time deposits, repurchase agreements with customers, LCI and LCA.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

e) Equivalent Reais value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

Equivalent Value in Thousands of Reais	2013
	Assets	Liabilities

Cash and balances with the Brazilian Central Bank	95,974	-
Financial assets/liabilities held for trading	691,203	530,290
Available-for-sale financial assets	2,210,754	-
Loans and receivables	24,309,163	-
Financial liabilities at amortized cost	-	32,352,778
Total	27,307,094	32,883,068

Equivalent Value in Thousands of Reais	2012
	Assets	Liabilities

Cash and balances with the Brazilian Central Bank	109,310	-
Financial assets/liabilities held for trading	1,025,541	1,609,662
Available-for-sale financial assets	406,900	-
Loans and receivables	12,902,249	-
Financial liabilities at amortized cost	-	30,434,449
Total	14,444,000	32,044,111

Equivalent Value in Thousands of Reais		2011
	Assets	Liabilities

Cash and balances with the Brazilian Central Bank	71,341	-
Financial assets/liabilities held for trading	1,441,332	1,370,402
Available-for-sale financial assets	701,636	-
Loans and receivables	22,060,787	-
Financial liabilities at amortized cost	-	27,087,602
Total	24,275,096	28,458,004

f) Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Bank are measured at fair value in the accompanying consolidated balance sheet, except for loans and receivables.

Similarly, the Bank’s financial liabilities except for financial liabilities held for trading and those measured at fair value - are measured at amortized cost in the consolidated balance sheet.

i) Financial assets measured at other than fair value

Following is a comparison of the carrying amounts of the Bank’s financial assets measured at other than fair value and their respective fair values at year-end:

Thousands of Reais	2013
	Carrying Amount	Fair Value
Assets

Loans and receivables:
Loans and amounts due from credit institutions (note 5)	46,043,184	46,005,357
Loans and advances to customers (note 9)	212,734,327	212,734,327
Total	258,777,511	258,739,684

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	2012
	Carrying Amount	Fair Value
Assets

Loans and receivables:
Loans and amounts due from credit institutions (note 5)	29,913,132	29,906,104
Loans and advances to customers (note 9)	196,774,297	196,774,301
Debt instruments (note 6)	269,612	269,612
Total	226,957,041	226,950,017

Thousands of Reais	2011
	Carrying Amount	Fair Value
Assets

Loans and receivables:
Loans and amounts due from credit institutions (note 5)	19,628,861	19,535,160
Loans and advances to customers (note 9)	183,066,268	183,202,428
Debt instruments (note 6)	62,062	58,043
Total	202,757,191	202,795,631

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of the Bank’s financial liabilities measured at other than fair value and their respective fair values at year-end:

Thousands of Reais	2013
	Carrying Amount	Fair Value
Liabilities

Financial liabilities at amortized cost:
Deposits from Bacen and credit institutions (note 16)	34,032,289	34,033,116
Customer deposits (note 17) (*)	200,155,677	200,224,854
Marketable debt securities (note 18)	65,300,548	65,768,037
Subordinated liabilities (note 19)	8,906,144	9,034,361
Other financial liabilities (note 20)	21,305,962	21,313,528
Total	329,700,620	330,373,896
(*) For these purposes, the fair value of customer demand deposits, which are included within customer deposits, are taken to be the same as their carrying amount.

Thousands of Reais	2012
	Carrying Amount	Fair Value
Liabilities

Financial liabilities at amortized cost:
Deposits from Bacen and credit institutions (note 16)	35,073,626	35,073,722
Customer deposits (note 17) (*)	188,594,930	188,626,476
Marketable debt securities (note 18)	54,012,018	54,857,848
Subordinated liabilities (note 19)	11,919,151	12,115,792
Other financial liabilities (note 20)	17,376,481	17,376,481
Total	306,976,206	308,050,319
(*)  For these purposes, the fair value of customer demand deposits, which are included within customer deposits, are taken to be the same as their carrying amount.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	2011
	Carrying Amount	Fair Value
Liabilities

Financial liabilities at amortized cost:
Deposits from Bacen and credit institutions (note 16)	51,527,021	51,524,429
Customer deposits (note 17) (*)	174,473,891	174,496,664
Marketable debt securities (note 18)	38,590,423	38,564,263
Subordinated liabilities (note 19)	10,908,344	10,908,344
Other financial liabilities (note 20)	15,952,007	15,952,007
Total	291,451,686	291,445,707
(*)  For these purposes, the fair value of customer demand deposits, which are included within customer deposits, are taken to be the same as their carrying amount.

The methods and assumptions to estimate  the fair value are defined below:

- Short-term investments - The short-term investments includes the interbank deposits and the repurchase agreements. The carrying amount is approximated to the fair value.

- Loans operations – Fair value are estimated for groups of loans with similar characteristics.  The fair value was measured by discounting estimated cash flow using the interest rate of new contracts.

- Deposits – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximates fair value.

- Long-term loans – The fair value of long-term loans were estimated by cash flow discounted  at the interest rate offered on the market with similar terms and maturities.

g) Other Obligations

The Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses. The leases are classified as operating leases. Total future minimum payments of non-cancelable operating leases as of December 31, 2013 is R$2,638,941, of which R$687,726 up to 1 year, R$1,627,811 from 1 year to up to 5 years and R$323,404 after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$2,239 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses were R$714,195.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Índice Geral de Preços do Mercado (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, as contractual clauses and legislation.

h) Obligation offset and settlement agreements

Obligation offset and settlement agreements - Resolution CMN 3.263/2005  – The Bank has an obligation offset and settlement agreement within the ambit of national financial institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with the Bank, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of the Bank with the counterparty.

i) Contingent assets

On December 31, 2013, 2012 and 2011 no contingent assets were accounted.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

j) Statements of value added

The following Statements of value added is not required under IFRS but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IFRS.

		2013
Thousands of Reais
Interest and similar income	51,217,046
Net fee and commission income	8,100,456
Impairment losses on financial assets (net)	(14,118,071)
Other income and expense	(3,087,835)
Interest expense and similar charges	(22,737,825)
Third-party input	(6,336,244)
Materials, energy and others	(523,510)
Third-party services	(4,705,062)
Impairment of assets	(344,580)
Other	(763,092)
Gross added value	13,037,527
Retention
Depreciation and amortization	(1,251,916)
Added value produced	11,785,611
Investments in affiliates and subsidiaries	91,342
Added value to distribute	11,876,953
Added value distribution
Employee	6,168,058	51.9%
Compensation	4,444,516
Benefits	1,165,825
Government severance indemnity funds for employees - FGTS	277,496
Other	280,221
Taxes	1,199,844	10.1%
Federal	1,143,472
State	682
Municipal	55,690
Compensation of third-party capital - rental	724,391	6.1%
Remuneration of interest on capital	3,784,660	31.9%
Dividends and interest on capital	1,444,473
Profit Reinvestment	2,215,557
Profit (loss) attributable to non-controlling interests	124,630

Total	11,876,953	100.0%

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	2012		2011
Thousands of Reais
Interest and similar income	52,643,537		51,716,177
Net fee and commission income	7,609,926		7,199,441
Impairment losses on financial assets (net)	(16,475,596)		(9,381,549)
Other income and expense	(2,307,727)		(3,072,591)
Interest expense and similar charges	(21,056,577)		(23,920,100)
Third-party input	(6,106,901)		(5,673,440)
Materials, energy and others	(553,022)		(546,460)
Third-party services	(4,429,375)		(4,148,569)
Impairment of assets	(38,352)		(38,605)
Other	(1,086,152)		(939,806)
Gross added value	14,306,662		16,867,938
Retention
Depreciation and amortization	(1,200,874)		(1,000,387)
Added value produced	13,105,788		15,867,551
Added value received from transfer
Investments in affiliates and subsidiaries	73,322		54,216
Added value to distribute	13,179,110		15,921,767
Added value distribution
Employee	6,203,194	47.1%	5,800,901	36.4%
Compensation	4,425,379		4,263,493
Benefits	1,095,961		948,845
Government severance indemnity funds for employees - FGTS	330,532		318,505
Other	351,322		270,058
Taxes	920,176	7.0%	1,907,413	12.0%
Federal	865,847		1,221,375
State	1,005		50,529
Municipal	53,324		635,509
Compensation of third-party capital - rental	617,829	4.7%	540,559	3.4%
Remuneration of interest on capital	5,437,911	41.3%	7,672,894	48.2%
Dividends and interest on capital	2,178,950		2,901,160
Profit Reinvestment	3,248,343		4,763,806
Profit (loss) attributable to non-controlling interests	10,618		7,928

Total	13,179,110	100.0%	15,921,767	100.0%

42. Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),
(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
(c) For which discrete financial information are available.
Based on these guidelines the Bank has identified, the following reportable operating segments:
• Commercial Banking,
• Global Wholesale Banking,

The Bank operates in Brazil and abroad, through the Cayman branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

On December 17, 2013, was held the sale of Asset Management operations and disposal of all Santander Brasil Asset's shares, that up to September 2013 was allocated on Asset Management and Insurance segment. The gains/losses with the sale of Asset Management , thus the gains/losses of Santander Brasil Asset are recorded in "Discontinued Operations" on Commercial Banking segment, according to IFRS 5. With the sale of the Asset Management segment, would be more appropriate to its merger with the Commercial Banking segment. This retrospective amendment takes effect on the presentation of this note.

The income statements and other significant data are as follows:

Thousands of Reais			2013

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	26,327,797	2,151,424	28,479,221
Income from equity instruments	81,286	-	81,286
Income from companies accounted for by the equity method	91,342	-	91,342
Net fee and commission income	7,241,003	859,453	8,100,456
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,316,450)	721,622	(594,828)
Other operating income (expense)	(421,691)	(23,197)	(444,888)
TOTAL INCOME	32,003,287	3,709,302	35,712,589
Personnel expenses	(6,455,616)	(589,994)	(7,045,610)
Other administrative expenses	(6,546,946)	(257,804)	(6,804,750)
Depreciation and amortization	(1,133,710)	(118,206)	(1,251,916)
Provisions (net)	(2,740,200)	47,382	(2,692,818)
Impairment losses on financial assets (net)	(13,836,802)	(281,269)	(14,118,071)
Impairment losses on non-financial assets (net)	(343,560)	(1,020)	(344,580)
Other non-financial gains (losses)	563,413	-	563,413
OPERATING PROFIT BEFORE TAX (1)	1,509,866	2,508,391	4,018,257
PROFIT FROM DISCONTINUED OPERATIONS	2,063,463	-	2,063,463

Other:
Total assets	394,381,593	58,671,102	453,052,695
Loans and advances to customers	168,475,404	44,258,923	212,734,327
Customer deposits	182,451,259	17,704,418	200,155,677
(1)  Includes in the Commercial Bank, the fiscal hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$2,367,430 due to the effects of the devaluation of the Real against the Dollar in 2013, the Profit before Tax for the Commercial Bank segment was R$3,877,296.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais			2012

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	29,469,903	2,117,057	31,586,960
Income from equity instruments	93,734	-	93,734
Income from companies accounted for by the equity method	73,322	-	73,322
Net fee and commission income	6,869,566	740,360	7,609,926
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(649,842)	479,675	(170,167)
Other operating income (expense)	(599,763)	(23,730)	(623,493)
TOTAL INCOME	35,256,920	3,313,362	38,570,282
Personnel expenses	(6,545,799)	(540,557)	(7,086,356)
Other administrative expenses	(6,461,101)	(225,276)	(6,686,377)
Depreciation and amortization	(1,091,407)	(109,468)	(1,200,875)
Provisions (net)	(2,062,148)	5,542	(2,056,606)
Impairment losses on financial assets (net)	(16,403,680)	(71,916)	(16,475,596)
Impairment losses on non-financial assets (net)	(38,352)	-	(38,352)
Other non-financial gains (losses)	448,805	-	448,805
OPERATING PROFIT BEFORE TAX (1)	3,103,238	2,371,687	5,474,925
PROFIT FROM DISCONTINUED OPERATIONS	55,313	-	55,313

Other:
Total assets	369,824,459	52,783,404	422,607,863
Loans and advances to customers	161,048,108	35,726,189	196,774,297
Customer deposits	169,912,114	18,682,816	188,594,930

(1) Includes in the Commercial Bank, the fiscal hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$ 1,437,250 due to the effects of the devaluation of the Real against the Dollar in 2012, the Profit before Tax for the Commercial Bank segment was R$4,540,488.

Thousands of Reais			2011

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	25,207,007	2,589,070	27,796,077
Income from equity instruments	93,611	-	93,611
Income from companies accounted for by the equity method	54,216	-	54,216
Net fee and commission income	6,403,091	796,350	7,199,441
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net)	(768,312)	513,041	(255,271)
Other operating income (expense)	(348,397)	(29,304)	(377,701)
TOTAL INCOME	30,641,216	3,869,157	34,510,373
Personnel expenses	(6,081,866)	(525,525)	(6,607,391)
Other administrative expenses	(5,933,361)	(242,032)	(6,175,393)
Depreciation and amortization	(894,608)	(105,780)	(1,000,388)
Provisions (net)	(2,988,192)	2,866	(2,985,326)
Impairment losses on financial assets (net)	(9,334,483)	(47,066)	(9,381,549)
Impairment losses on non-financial assets (net)	(33,898)	(4,707)	(38,605)
Other non-financial gains (losses)	452,096	-	452,096
OPERATING PROFIT BEFORE TAX (1)	5,826,904	2,946,913	8,773,817
PROFIT FROM DISCONTINUED OPERATIONS	74,238	-	74,238

Other:
Total assets	349,533,565	51,045,367	400,578,932
Loans and advances to customers	179,600,909	3,465,359	183,066,268
Customer deposits	152,002,313	22,471,578	174,473,891

(1) Includes in the Commercial Bank, the economic hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate changes on investments offshore over the net income), which result is recorded in “Gains/losses on financial assets and liabilities (net)” fully offset the tax line. The effects of the devaluation of the Real against the Dollar in 2011 generated losses of R$1,646,212.  The Profit before Tax for the Commercial Bank segment was R$7,473,116.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

43. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the business transactions performed by the Bank with its related parties on December 31, 2013, 2012 and 2011:

a) Key-person management compensation

The Board of Directors' meeting held on February 27, 2013, was approved in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2013, amounting to R$300,000, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the extraordinary stockholders' meeting held on April 29, 2013.

i) Long-term benefits

The Santander Brazil as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to  their share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

Thousands of Reais	2013	2012	2011

Fixed compensation	47,536	46,827	46,501
Variable compensation (1)	91,306	114,866	162,154
Other	13,555	12,469	11,709
Total Short-term benefits	152,397	174,162	220,364
Share-based payment (2) (3)	30,841	34,431	18,067
Total Long-term benefits	30,841	34,431	18,067
Total (4)	183,238	208,593	238,431

(1) In 2011, includes the share incurred with the changes in administrative structure and governance in the completion of the Bank's integration process.
(2) In October 25, 2011, the Bank launched a new plan based compensation for executives (note 13 c) in accordance with the Resolution of the CMN 3.921 of November 25, 2010.
(3) On May 02, 2013, was the granting of a new Share-based Compensation Plan for the executives (SOP 2013).
(4) Refers to the amount paid by Banco Santander to its executives officers for the positions which they hold in the Bank and other companies of the conglomerate. On the period of twelve months ended on December 31, 2013,  was paid for managers of Santander Asset the amount of R$3,214  and in 2012 and 2011, were paid to managers of  Zurich Santander Brasil Seguros e Previdência S.A. and  Santander Asset R$6,292 and R$8,312, respectively.

Additionally, on 2013, charges were collected on key-person management compensation in the amount of  R$28,109 (2012 - R$46,001 and 2011 - R$22,205).

iii) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:
I - officers, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;
II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;
III -Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;
IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2013, 2012 and 2011:

									2013
	Common			Preferred			Total
	Shares		Common	Shares		Preferred	Shares		Total
Stockholders'	(thousands)		Shares (%)	(thousands)		Shares (%)	(thousands)		Shares (%)
Grupo Empresarial Santander, S.L. (1)	61,350,950		28.8%	51,153,553		27.5%	112,504,503		28.2%
Sterrebeeck B.V. (1)	99,527,083		46.8%	86,492,330		46.5%	186,019,413		46.6%
Santander Insurance Holding (1)	206,664		0.1%	-		0.0%	206,664		0.1%
Qatar Holding, LLC	10,805,397		5.1%	9,823,089		5.3%	20,628,486		5.1%
Employees	154,108		0.1%	141,276		0.1%	295,384		0.1%
Members of the Board of Directors	(	*)	( *)	(	*)	( *)	(	*)	( *)
Members of the Executive Board	(	*)	( *)	(	*)	( *)	(	*)	( *)
Other	39,776,071		18.7%	37,663,538		20.2%	77,439,609		19.5%
Total	211,820,273			185,273,786			397,094,059
Treasury shares	1,021,459		0.4%	928,599		0.4%	1,950,058		0.4%
Total	212,841,732		100.0%	186,202,385		100.0%	399,044,117		100.0%

									2012
	Common			Preferred			Total
	Shares		Common	Shares		Preferred	Shares		Total
Stockholders'	(thousands)		Shares (%)	(thousands)		Shares (%)	(thousands)		Shares (%)
Grupo Empresarial Santander, S.L. (1)	61,606,700		28.9%	51,386,053		27.6%	112,992,753		28.3%
Sterrebeeck B.V. (1)	99,527,083		46.8%	86,492,330		46.5%	186,019,413		46.6%
Santander Insurance Holding (1)	206,664		0.1%	-		0.0%	206,664		0.1%
Employees	173,703		0.1%	159,213		0.1%	332,916		0.1%
Members of the Board of Directors	(	*)	( *)	(	*)	( *)	(	*)	( *)
Members of the Executive Board	(	*)	( *)	(	*)	( *)	(	*)	( *)
Other	50,758,700		23.8%	47,647,623		25.6%	98,406,323		24.7%
Total	212,272,850			185,685,219			397,958,069
Treasury shares	568,882		0.3%	517,166		0.3%	1,086,048		0.3%
Total	212,841,732		100.0%	186,202,385		100.0%	399,044,117		100.0%

									2011
	Common			Preferred			Total
	Shares		Common	Shares		Preferred	Shares		Total
Stockholders'	(thousands)		Shares (%)	(thousands)		Shares (%)	(thousands)		Shares (%)
Grupo Empresarial Santander, S.L. (1)	72,876,994		34.3%	61,631,776		33.2%	134,508,770		33.8%
Sterrebeeck B.V. (1)	99,527,083		46.8%	86,492,330		46.5%	186,019,413		46.6%
Banco Santander, S.A. (1)	2,090,231		1.0%	1,900,210		1.0%	3,990,441		1.0%
Santander Insurance Holding (1)	206,664		0.1%	-		0.0%	206,664		0.1%
Employees	211,427		0.1%	193,458		0.1%	404,885		0.1%
Members of the Board of Directors	(	*)	( *)	(	*)	( *)	(	*)	( *)
Members of the Executive Board	(	*)	( *)	(	*)	( *)	(	*)	( *)
Other	37,538,079		17.5%	35,628,926		19.0%	73,167,005		18.2%
Total	212,450,478			185,846,700			398,297,178
Treasury shares	391,254		0.2%	355,685		0.2%	746,939		0.2%
Total	212,841,732		100.0%	186,202,385		100.0%	399,044,117		100.0%
(1) Companies of the Santander Spain Group.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c.1 Excercise of the exchange rights by the Qatar Holding Luxembourg II S.A.R.L.

On October 29, 2013, Qatar Holding Luxembourg II S.À R.L. (“QHL”) exercised its exchange rights related to the mandatorily exchangeable bonds in the total amount of US$2,718,800, acquired pursuant to the purchase agreement, dated October 28, 2010, entered into between Banco Santander Spain, as issuer, and QHL, as purchaser.

As a result of QHL’s exercise of its exchange rights, on November 7, 2013, Qatar Holding received from Banco Santander Spain 190,030,195 ADR issued by Banco Santander. Therefore, and considering the 6,431,575 ADR issued by Banco Santander currently held directly or indirectly by Qatar Holding up to November 7, 2013, QHL (together with its controlling shareholders, controlled and commonly controlled entities) holds a total of 196,461,770 ADR of Banco Santander as of the date thereof, which represents 5.08% of the common shares and 5.28% of the preferred shares of the Bank.

The exercise exchange rights by QHL, not imply an increase in the Banco Santander's free float.

c.2 Bank Santander Spain's ADRs Sales and Free Float Increase

On March 22, 2012 Banco Santander Spain informed to Banco Santander that, in fulfillment of Exchange Commission (CVM) Instruction No. 358/2002, and in accordance to the commitment of reaching the free-float of 25% of the capital stock of Banco Santander, it reduced its interest in the capital stock of Banco Santander by 5.76%, which resulted in the increase of the free-float of the Banco Santander to 24.12% at the moment. Such reduction of 5.76% (5.66% of common shares and 5.88% of preferred shares) was a result of the following transactions: (i) the transfer of 4.41% of Banco Santander’s capital stock carried out in January 2012, (ii) the sale of 0.58% of the capital stock of Banco Santander carried out until March 22, 2012, and (iii) the transfer of 0.77% of Banco Santander´s capital stock carried out on March 22, 2012 to a third party, which shall deliver such interest to the investors of the exchangeable bonds issued by Santander Spain in October, 2010, on maturity and as provided in such bonds.

c.3 Extension of time to reach the minimum percentage of outstanding shares (free float)

On October 10 and 11, 2013 were published Notices to the Market in order to inform to the shareholders that on October 8, 2013 the BM&FBovespa granted the claim by Banco Santander and its majority shareholders to (i) prorogate the period for reaching the minimum free float, until October 7, 2014; and (ii) to  reduce the actual free float, of 24.6%, down to 22.5%, exclusively in the context of: (a)the Buyback Program of depositary share certificates (“Units”) or American Depositary Receipts (“ADRs”); and (b) acquisitions abroad, by Banco Santander, S.A., or an affiliated entity of the economic group, of ADRs issued by the Company. Such authorization does not interfere in the obligation undertook by Banco Santander to reach a free float of 25% until October 7, 2014, as set forth in the Agreement for Adoption of Corporate Governance Level 2 Practices.

d) Related-Party Transactions

The transactions and compensation for services among Banco Santander companies are carried out under usual market value, rates and terms, and under commutativity condition.

Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its stockholders'. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The principal transactions and balances are as follows:

Thousands of Reais			2013
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	11,869,737	1,106,698	217,445
Trading derivatives, net	(74,519)	-	(271,527)
Banco Santander, S.A. – Spain	(74,519)	-	-
Santander Benelux, S.A., N.V.	-	-	(91,959)
Abbey National Treasury Services Plc	-	-	(61,885)
Real Fundo de Investimento	-	-	(117,683)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	11,935,149	-	39,329
Banco Santander, S.A. – Spain (3) (5) (6)	11,935,149	-	-
Banco Santander Totta, S.A.	-	-	1,167
Abbey National Treasury Services Plc	-	-	18,998
Santander Benelux, S.A., N.V.	-	-	19,162
Banco Santander, S.A. – México	-	-	2
Loans and other values with customers	-	-	47,545
Zurich Santander Brasil Seguros S.A.	-	-	43,865
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	3,680
Loans and other values with credit institutions (1)	9,007	1,105,765	3,053
Banco Santander – Spain	9,007	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	1,105,425	-
Companhia de Arrendamento Mercantil RCI Brasil	-	340	-
Santander Brasil Asset	-	-	3,053
Other Assets	100	933	399,045
Banco Santander – Spain	100	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	933	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	399,045

Liabilities	(1,242,870)	(165,005)	(723,748)
Deposits from credit institutions	(130,451)	(31,738)	(444,141)
Banco Santander, S.A. – Spain (4)	(130,451)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(21,473)	-
Santander Brasil Asset	-	-	(170,914)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(258,548)
Banco Santander, S.A. – Uruguay	-	-	(13,986)
Companhia de Arrendamento Mercantil RCI Brasil	-	(10,265)	-
Others	-	-	(693)
Marketable debt securities	(20,413)	-	-
Banco Santander, S.A. – Spain (7)	(20,413)	-	-
Customer deposits	-	(133,267)	(273,531)
ISBAN Brasil S.A.	-	-	(101,391)
Produban Serviços de Informática S.A.	-	-	(48,110)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(84,117)
Santander Brasil Gestão de Recursos Ltda	-	-	(27,062)
Webmotors S.A.	-	(133,267)	-
Others	-	-	(12,851)
Other Liabilities - Dividends and interest on capital Payable	(1,089,328)	-	(5,735)
Grupo Empresarial Santander, S.L. (1)	(410,283)	-	-
Santander Insurance Holding, S.L.	-	-	(721)
Sterrebeeck B.V. (1)	(679,045)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(365)
Santusa Holding, S.L.	-	-	(4,649)
Other Payables	(2,678)	-	(341)
Banco Santander – Spain	(2,678)	-	-
ISBAN Brasil S.A.	-	-	(103)
Produban Serviços de Informática S.A.	-	-	(70)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(35)
Santander Brasil Asset	-	-	(117)
Others	-	-	(16)

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais			2012
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	9,487,641	1,087,901	(163,065)
Trading derivatives, net	(135,291)	-	(742,972)
Banco Santander, S.A. – Spain	(135,291)	-	-
Santander Benelux, S.A., N.V.	-	-	(399,110)
Abbey National Treasury Services Plc	-	-	(68,552)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(275,310)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	9,615,489	-	318,423
Banco Santander, S.A. – Spain (3)	9,615,489	-	-
Banco Santander Totta, S.A.	-	-	1,139
Santander Benelux, S.A., N.V.	-	-	317,233
Banco Santander, S.A. – México	-	-	51
Loans and other values with customers	-	-	93,391
Zurich Santander Brasil Seguros S.A.	-	-	75,445
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	17,946
Loans and other values with credit institutions (1)	7,284	1,087,129	34,024
Banco Santander – Spain	7,284	-	-
Abbey National Treasury Services Plc	-	-	34,024
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	1,086,756	-
Companhia de Arrendamento Mercantil RCI Brasil	-	373	-
Other Assets	159	772	134,069
Banco Santander – Spain	159	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	772	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	134,007
Others	-	-	62

Liabilities	(939,913)	(16,280)	(447,091)
Deposits from credit institutions	(154,635)	(16,280)	(244,702)
Banco Santander, S.A. – Spain (4)	(154,635)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(12,762)	-
Companhia de Arrendamento Mercantil RCI Brasil	-	(3,518)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(239,067)
Banco Santander, S.A. – Uruguay	-	-	(5,239)
Others	-	-	(396)
Marketable debt securities	(16,210)	-	-
Banco Santander, S.A. – Spain (7)	(16,210)	-	-
Customer deposits	-	-	(176,821)
ISBAN Brasil S.A.	-	-	(98,324)
Produban Serviços de Informática S.A.	-	-	(43,528)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(29,190)
Others	-	-	(5,779)
Other Liabilities - Dividends and interest on capital Payable	(765,524)	-	(562)
Grupo Empresarial Santander, S.L. (1)	(236,246)	-	-
Santander Insurance Holding, S.L.	-	-	(562)
Sterrebeeck B.V. (1)	(529,278)	-	-
Other Payables	(3,544)	-	(25,006)
Banco Santander – Spain	(3,544)	-	-
Produban Serviços de Informática S.A.	-	-	(55)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(24,079)
Others	-	-	(872)

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais			2011
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	303,062	823,543	209,040
Trading derivatives, net	(25,639)	-	(442,496)
Banco Santander, S.A. – Spain	(25,639)	-	-
Santander Benelux, S.A., N.V.	-	-	(308,821)
Abbey National Treasury Services Plc	-	-	(39,102)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(94,573)
Loans and amounts due from credit institutions - Cash and overnight operations in foreign currency	227,724	-	263,915
Banco Santander, S.A. – Spain (3) (6)	227,724	-	-
Banco Santander Totta, S.A.	-	-	1,097
Santander Benelux, S.A., N.V.	-	-	262,818
Loans and other values with customers	-	-	56,561
Zurich Santander Brasil Seguros S.A.	-	-	56,561
Loans and amounts due from credit institutions (1)	95,539	822,928	3,750
Banco Santander, S.A. – Spain	95,539	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	822,606	-
Companhia de Arrendamento Mercantil RCI Brasil	-	322	-
Abbey National Treasury Services Plc	-	-	1,369
Santander Overseas Bank, Inc – Puerto Rico	-	-	2,381
Other Assets	5,438	615	327,310
Banco Santander, S.A. – Spain	5,438	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	615	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	326,637
Others	-	-	673

Liabilities	(2,112,183)	(15,213)	(689,715)
Deposits from credit institutions	(1,200,207)	(15,213)	(394,738)
Banco Santander, S.A. – Spain (4)	(1,200,207)	-	-
Grupo Banesto: Sociedades consolidables	-	-	(167,081)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(10,348)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(223,367)
Companhia de Arrendamento Mercantil RCI Brasil	-	(4,865)	-
Banco Santander, S.A. – Uruguay	-	-	(4,057)
Others	-	-	(233)
Customer deposits	-	-	(205,383)
ISBAN Brasil S.A.	-	-	(110,341)
Produban Serviços de Informática S.A.	-	-	(47,970)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(31,062)
Others	-	-	(16,010)
Other Liabilities - Dividends and Bonuses Payable	(908,004)	-	(3,615)
Banco Santander, S.A. – Spain	(7,772)	-	-
Grupo Empresarial Santander, S.L. (1)	(379,617)	-	-
Santander Insurance Holding, S.L.	-	-	(553)
Sterrebeeck B.V. (1)	(520,615)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(3,062)
Other Payables	(3,972)	-	(85,979)
Banco Santander, S.A. – Spain	(3,972)	-	-
Santander Insurance Holding, S.L.	-	-	(9,257)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(74,772)
Others	-	-	(1,950)

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

(*) All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).
(3) In December 31, 2012, refers to the cash of R$188,449 (2012 - R$ 83,027 e 2011 - R$227,724).
(4) As at December 31, 2013, refers to raising funds through operations transfers abroad amounting R$130,451, with maturity until October, 2018 and interest between 0.56% and 14.03%p.a. (2012 - R$154,635 with maturity until January, 2015 and interest between 0.39% and 5.82%p.a. e 2011 - R$1,200,207, with interest between 0.39% and 5.82% p.a.).
(5) On December 30, 2013, refers to investments in foreign currency (applications overnight): applications of Bank's Grand Cayman Branch, near the branch of Banco Santander Spain (New York) maturing on January 2, 2014 and interest 0.17% p.a., amounting R$10,438,660 (2012 - R$9,445,842 maturing on January 2, 2013 and interest between 0.17% and 0.10% p.a.).
(6) On December 31, 2013, refers to investments in foreign currency (applications overnight): applications of subsidiary Santander Brasil EFC with Banco Santander Spain,  amounting R$1,186,856, maturing on January 2, 2014 and interest between 0.08% and 0.14% p.a.
(7)  Refers the emissions of Eurobonds of Banco Santander (Brasil) and Grand Cayman Branch, maturing between March 18, 2014 and February 13, 2017 and  interest between 2.34% p.a. and 8.00% p.a.

Thousands of Reais			2013
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	(292,372)	104,353	2,031,426
Interest and similar income - Loans and amounts due from credit institutions	15,303	64,373	220
Banco Santander, S.A. – Spain	15,303	-	-
Abbey National Treasury Services Plc	-	-	25
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	64,373	-
Santander Benelux, S.A., N.V.	-	-	195
Interest expense and similar charges - Customer deposits	-	(7,119)	(8,837)
ISBAN Brasil S.A.	-	-	(4,419)
Produban Serviços de Informática S.A.	-	-	(2,944)
Webmotors S.A.	-	(7,119)	-
Others	-	-	(1,474)
Interest expense and similar charges - Deposits from credit institutions	(25,897)	(3,227)	(19,669)
Banco Santander, S.A. – Spain	(25,897)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(3,227)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(19,669)
Others	-	-	-
Expense and similar charges - Marketable debt securities	(786)	-	-
Banco Santander, S.A. – Spain	(786)	-	-
Fee and commission income (expense)	(49,335)	26,265	142,543
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	13,925	-
Companhia de Arrendamento Mercantil RCI Brasil	-	4,045	-
Banco Santander, S.A. – Spain	(49,335)	-	-
Webmotors S.A.	-	8,295	-
Zurich Santander Brasil Seguros S.A.	-	-	31,158
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	111,385
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(231,543)	24,061	313,661
Banco Santander, S.A. – Spain	(231,543)	-	-
Santander Benelux, S.A., N.V.	-	-	319,708
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(16,120)
Abbey National Treasury Services Plc	-	-	4,015
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	19,546	-
Webmotors S.A.	-	4,515	-
Others	-	-	6,058

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais			2013
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Administrative expenses and Amortization	(114)	-	(436,182)
Banco Santander, S.A. – Spain	(114)	-	-
ISBAN Brasil S.A.	-	-	(94,959)
Produban Serviços de Informática S.A.	-	-	(150,598)
Ingeniería de Software Bancario, S.L.	-	-	(32,353)
Produban Servicios Informaticos Generales, S.L.	-	-	(24,429)
TECBAN - Tecnologia Bancaria Brasil	-	-	(112,227)
Konecta Brazil Outsourcing Ltda	-	-	(14,402)
Others	-	-	(7,214)
Others Administrative expenses - Donation	-	-	(20,168)
Santander Cultural	-	-	(1,789)
Fundacao Santander	-	-	(4,103)
Instituto Escola Brasil	-	-	(2,276)
Fundação Sudameris	-	-	(12,000)
Gains (losses) on non-current assets held for sale not classified as discontinued operations	-	-	2,059,858
Capital Riesgo Global (3)	-	-	47,161
Santander Brasil Gestão de Recursos Ltda (4)	-	-	2,007,838
Santander Brasil Asset	-	-	4,859

Thousands of Reais			2012
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	(90,346)	74,851	(742,313)
Interest and similar income - Loans and amounts due from credit institutions	10,393	59,546	487
Banco Santander, S.A. – Spain	10,393	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	59,546	-
Abbey National Treasury Services Plc	-	-	35
Santander Benelux, S.A., N.V.	-	-	452
Interest expense and similar charges - Customer deposits	-	-	(9,732)
ISBAN Brasil S.A.	-	-	(5,697)
Produban Serviços de Informática S.A.	-	-	(3,000)
Others	-	-	(1,035)
Interest expense and similar charges - Deposits from credit institutions	(38,515)	(297)	(6,927)
Banco Santander, S.A. – Spain	(38,515)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(297)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(6,927)
Others	-	-	-
Expense and similar charges - Marketable debt securities	(1,773)	-	-
Banco Santander, S.A. – Spain	(1,773)	-	-
Fee and commission income (expense)	(34,253)	15,602	127,215
Companhia de Arrendamento Mercantil RCI Brasil	-	4,586	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	11,016	-
Banco Santander, S.A. – Spain	(34,253)	-	-
Zurich Santander Brasil Seguros S.A.	-	-	26,647
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	99,665
Others	-	-	903
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(26,099)	-	(407,267)
Banco Santander, S.A. – Spain	(26,099)	-	-
Santander Benelux, S.A., N.V.	-	-	81,575
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(472,744)
Abbey National Treasury Services Plc	-	-	(40,701)
Others	-	-	24,603

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais			2012
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Administrative expenses and Amortization	(99)	-	(428,062)
ISBAN Brasil S.A.	-	-	(90,283)
Produban Serviços de Informática S.A.	-	-	(139,516)
ISBAN Chile S.A.	-	-	(3,799)
Banco Santander, S.A. – Spain	(99)	-	-
Ingeniería de Software Bancario, S.L.	-	-	(41,442)
Produban Servicios Informaticos Generales, S.L.	-	-	(24,707)
TECBAN - Tecnologia Bancaria Brasil	-	-	(99,739)
Zurich Santander Brasil Seguros S.A.	-	-	(915)
Others	-	-	(27,661)
Others Administrative expenses - Donation	-	-	(18,027)
Santander Cultural	-	-	(3,800)
Fundacao Santander	-	-	(3,000)
Instituto Escola Brasil	-	-	(1,227)
Fundação Sudameris	-	-	(10,000)

Thousands of Reais			2011
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	(272,122)	69,935	(369,496)
Interest and similar income - Loans and amounts due from credit institutions	5,046	50,771	267
Banco Santander, S.A. – Spain	5,046	-	-
Abbey National Treasury Services Plc	-	-	14
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	50,771	-
Santander Benelux, S.A., N.V.	-	-	253
Interest expense and similar charges - Customer deposits	-	-	(16,890)
ISBAN Brasil S.A.	-	-	(10,551)
Produban Serviços de Informática S.A.	-	-	(3,841)
Others	-	-	(2,498)
Interest expense and similar charges - Deposits from credit institutions	(15,311)	(620)	(26,821)
Banco Santander, S.A. – Spain	(15,311)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(620)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(21,777)
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(5,013)
Others	-	-	(31)
Expense and similar charges - Marketable debt securities	(1,789)	-	-
Banco Santander, S.A. – Spain	(1,789)	-	-
Fee and commission income (expense)	(14,820)	13,262	56,224
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	10,118	-
Banco Santander, S.A. – Spain	(14,820)	-	-
Aviación Centaurus, A.I.E.	-	-	11,928
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	35,785
Others	-	3,144	8,511
Gains (losses) on financial assets and liabilities (net)	(245,096)	6,522	(505,726)
Banco Santander, S.A. – Spain	(245,096)	-	-
Santander Benelux, S.A., N.V.	-	-	(38,238)
Santander Overseas Bank, Inc – Puerto Rico	-	-	160
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(342,975)
Abbey National Treasury Services Plc	-	-	(91,726)
Santander Insurance Holding, S.L.	-	-	(11,714)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	6,522	-
Others	-	-	(21,233)

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais			2011
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Administrative expenses and Amortization	(152)	-	(278,679)
ISBAN Brasil S.A.	-	-	(54,104)
Produban Serviços de Informática S.A.	-	-	(103,991)
ISBAN Chile S.A.	-	-	(4,814)
Aquanima Brasil Ltda.	-	-	(21,500)
Ingeniería de Software Bancario, S.L.	-	-	(32,209)
Produban Servicios Informaticos Generales, S.L.	-	-	(23,629)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(89)
Zurich Santander Insurance America, S.L.	-	-	(12,151)
Others	(152)	-	(26,192)
Others Administrative expenses - Donation	-	-	(22,163)
Santander Cultural	-	-	(4,569)
Fundacao Santander	-	-	(8,117)
Instituto Escola Brasil	-	-	(1,477)
Fundação Sudameris	-	-	(8,000)
Gains (losses) on non-current assets held for sale not classified as discontinued operations	-	-	424,292
Zurich Santander Insurance America, S.L.	-	-	424,292
(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander, S.A .- Spain).
(3) Refers the profit on disposal of the company MS Participações.
(4) Refers the profit on disposal of the Santander Brasil Asset Management and of Investment Fund Management and Managed Portfolio Operations (note 3).

44. Risk management

Risk management at Banco Santander follows the same principles that are defined for the Group worldwide, with:

• Independence of the risk function with respect to the business. The head of the Bank’s Risk Division, reports directly to the executive committee and the board. The local risk unit keeps its independence with a direct report to the Corporate Risk Unit.
• Commitment to support the business, contributing, without ignoring the previous principle, to the achievement of business objectives while maintaining quality of risk. For this, the organizational structure of risk seeking cooperation between business managers and risk.
• Collective decisions (even at branches level), which ensures that different, avoiding individual decisions.
• Well-established tradition of using statistical tools to predict losses due to default, as internal rating, credit scoring and scoring behavior, return on risk-adjusted capital (RORAC), value-at-risk (VaR), economic capital, extreme scenario analyses, etc.
• Global focus, through the integrated treatment of all risk factors in all business units and by using the concept of economic capital as a homogeneous measure of the risk assumed and the basis for assessing the management performed.
• Maintenance of a medium-low risk profile, and  low volatility by:
- seeking to a high degree of risk diversification, thus limiting risk concentration on customers,
- maintaining a low level of complexity in market operations;
- ongoing attention to monitoring risks to prevent possible impairment of portfolios.

At Bank, the risk management and control process has been structured using as reference the framework defined at corporate level and described according to the following phases:

• Adaptation of corporate management frameworks and policies that reflect Group Santander’s risk management principles.

Within this regulatory framework, the Corporate Risk Management Framework, approved by Senior Management (Risks), regulates the principles and standards governing the Santander Brazil´s risk activities, based on the corporate organizational and a management models.

The organizational model comprises the management map, the risk function and governance, and the regulatory framework itself. The management model contains the basic pillars for risk management, the channels for the planning and setting of targets, the budgeting and risk limit setting process, the control of operations, the framework for risk reporting to senior management and the technological reference model for risk management.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• Identification of risks, through the constant review and monitoring of exposures, the assessment of new products and businesses and the specific analysis of singular transactions;
• Measurement of risks using periodically tested methods and models;
• Preparation and distribution of a complete set of reports that are reviewed daily by the heads at all levels of Banco Santander management.

Implementation of a risk control system which checks, on a daily basis, the degree to which Bank´s risk profile matches the risk policies approved and the risk limits set. The most noteworthy corporate tools and techniques (abovementioned) already in use in Banco Santander are in different stages of maturity regarding the level of implementation and use in Bank. For wholesale segment, these techniques are quite in line with the corporate level development. For local segments, internal ratings and scorings based models, VaR and market risk scenario analysis and stress testing have been already embedded in risk management routine while Expected loss, Economic Capital and RORAC have been integrated in risk management.

• Internal ratings- and scorings-based models which, by assessing the various qualitative and quantitative risk components by customer and transaction, make it possible to estimate, firstly, the probability of default and, subsequently, the expected loss, based on Loss Given Default (LGD) estimates.
• Economic capital, as a homogeneous measure of the risk assumed and a basis for the measurement of the management performance.
• RORAC, which is used both as a transaction pricing tool in the whole sale segment, more precisely in global ranking and markets(bottom-up approach) and in the analysis of portfolios and units (top-down approach).
• VaR, which is used for controlling and setting the market risk limits for the various treasury portfolios.
• Scenario analysis and stress testing to supplement the analysis market and credit risk in order assessing the impact of alternative scenarios, even on provisions and capital.

The Bank intends to use the internal models for the calculation of regulatory capital (regulatory) and for this has agreed a timetable with the local supervisor. The Bank has defined a Basel 2 governance structure and has assigned for this purpose, the necessary human and technology resources to meet the stringent requirements established by the regulators.

a) Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the highest standards of prudent management and vision client." Each committee has certain powers and approval levels, while respecting local legal and regulatory environment. Decisions are collegial and defined through credit committees, which ensures that different opinions.

Its main responsibilities are:

- Integrate and adapt the Bank's risk to local level, as well as risk management strategy and the willingness and level of risk tolerance, all matched with corporate standards Banco Santander Spain;
-  Approve the proposals and operations and limitations of clients and portfolio (wholesale and retail);
-  Decide on general topics related to Market Risk;
- Ensure Banco Santander activities are consistent with the risk tolerance level previously approved by Committee Executive and in line with the policies of Banco Santander Spain; and
-  Authorize the use of management tools and local risk models and know the result of their internal validation.

The risk function at Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas  and reports directly to the CEO of Banco Santander.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

b) Credit Risk

b.1) Introduction to the treatment of credit risk

The Bank develops Credit Risk Management policies and strategies with the support of several business departments, which are responsible for guaranteeing the appropriate validation of the systems and internal procedures applied in the credit risk management. These systems and procedures are applied to the identification, measurement, control, and mitigation of exposure to credit risk, by individual transaction or by aggregate of similar transactions.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Credit risk is the exposure to loss in the event of default of total or partial of customers or counterparties on meeting their financial obligations to the Bank. Credit risk management seeks to provide subsidies in defining strategies, beyond the set limits, encompassing analysis of exposures and trends, as well as the effectiveness of credit policy. The goal is to maintain a risk profile and adequate minimum profitability to offset the risk of default, both client and portfolio, as defined by the Executive Committee. Also responsible for the control and monitoring used in managing credit risk system, both individually and grouped by similarity (standardized management) framework:

• Customers with individualized management: the wholesale segment customers, financial institutions and certain companies. Risk management is implemented through a risk analyst defined. The client is linked to a risk analyst who prepares, forwards, directs and monitors the progress of the client the analysis to Committee. The management is complemented by support tools for decision-making based on models for internal risk assessment.
• Customers with standardized management: individuals and companies not classified as individual clients. The management of this risk models based on automated decision-making and risk assessment of local risks, complemented by commercial competencies and teams of analysts to handle exceptions.

Collection of documentation and information necessary for a comprehensive analysis of the risk involved in credit operations (the identification of the decision-maker, the counterparty, the risk involved in the transactions, the classification of the risk level into different categories, credit granting, periodic assessments of risk levels) these procedures are applied by the Bank to determine the volumes of guarantees and allowances necessary so that lending transactions are conducted according to existing standards and with the necessary security. The Policies, systems and procedures used are reassessed annually to ensure they are consistent with the best risk management requirements and current market scenarios.

Aspects Macroeconomic and market conditions, sectored and geographical concentration, as well as customer profiling and economic prospects are also evaluated and considered in the appropriate measuring of credit risk.

b.2) Measures and measurement tools

Rating  tools

The Bank has used proprietary internal rating models to measure the credit quality of a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the Entity’s historical experience, with the exception of certain portfolios classified as “low default portfolios”. Rating/Scores models are used in the Bank’s loan approval and risk monitoring process.

Global rating tools are applied to the sovereign risk, financial institutions and global wholesale clients (GBM) with centralized management in Banco Santander. These tools assign a rating to each customer, which is obtained from a quantitative or automatic module, based on balance sheet ratios or macroeconomic variables, supplemented by the analyst’s judgment.

For the corporate and individualized institutions segments, it was defined a single methodology for the construction of a rating system in each country, based on the same modules as the above-mentioned ratings: a quantitative or automatic module (analyzing the credit performance of a sample of customers and the correlation with their financial statements), a qualitative or analyst judgment module, and final reviews.

Ratings assigned to customers are reviewed periodically to include any new financial information available and the experience in the banking relationship. The frequency of the reviews is increased in the case of customers that reach certain levels in the automatic warning systems and of customers classified as requiring special monitoring. The own rating tools are reviewed to qualifications by them awarded are progressively cleared.

For standardized customers, both legal entities and individuals, scoring tools that automatically assign a score to proposed transactions.

Credit risk parameters

The estimates of the risk parameters Probability of default (PD and LGD) are based on internal experience, i.e. on default observations and on the experience in defaulted loan recoveries during a defined credit cycle.

For low risk portfolios, such as banks, sovereign risk or global wholesale clients, the parameters are based on CDS market data and with global broadness, using Santander´s world presence.

For the other portfolios, parameter estimates are based on the Bank’s internal experience.

LGD calculation is based on the observation of the recoveries of defaulted loans, taking into account the guarantees/collateral associated with the loan, the income and expenses associated with the recovery process.

The estimated parameters are then assigned to performing, i.e. non-defaulted, loans. For low-default portfolios, which are managed globally, the assignment process follows the same patterns in all Banco Santander units.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b.3) Observed loss: measures of cost of credit

To supplement the use of the advanced models described above (see related data in the “Economic Capital” section), other habitual measures are used to facilitate prudent and effective management of credit risk based on observed loss.

The cost of credit is measured by the sum of credit losses of year and to the average loans portfolio of the year.

b.4) Credit risk cycle

The risk management process consists of identifying, measuring, analyzing, controlling, negotiating and deciding on, as appropriate, the risks incurred in the Bank’s operations.

The risk cycle comprises three different phases: pre-sale, sale and post-sale:

• Pre-sale: this phase includes the risk planning and target setting processes, determination of the Bank’s risk appetite, approval of new products, risk analysis and credit rating process, and limit setting.
• Sale: this is the decision-making phase for both pre-classified and specific transactions.
• Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

Planning and setting risk limits

Risk limit setting is a dynamic process that identifies the Banco Santander’s risk appetite by assessing business proposals and the attitude to risk. This process is defined in the global risk limit plan, an agreed-upon comprehensive document for the integrated management of the balance sheet and the inherent risks.

The risk limits are founded on two basic structures: customers/segments and products.

For individualized risks, customers represent the most basic level, for which individual limits are established (pre-classification).

For large corporate groups a pre-classification model, based on an economic capital measurement and monitoring system, is used. As regards the corporate segment, a simplified pre-classification model is applied for customers meeting certain requirements (thorough knowledge, rating, and others).

In the case of standardized risks, the risk limits are planned and set using the credit management programs (PGC), a document agreed upon by the business areas and the risk units and approved by the Risk Executive Committee, which contains the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.

Risk analysis and rating process

Risk analysis is a pre-requisite for the approval of loans to customers by the Bank. This analysis consists of examining the counterparty’s ability on meeting its contractual obligations to the Banco Santander, which involves analyzing the customer’s credit quality, its risk transactions, solvency, and sustainability of business and the return to be obtained in view of the risk assumed.

The risk analysis is conducted yearly, at least, and can be held shortly when client profile indicates (through systems with centralized alerts, managers visits to clients or specific credit analysis), or when operations are not covered by pre-classification.

Decision-Making on Operations

The process of decision making on operations aims to analyze them and adopt resolutions, taking into account interest risks (risk appetite) and any important elements of operation to offset the risk and return.

The Banco Santander uses, among others, the RORAC methodology (return on risk-adjusted capital), for the risk analysis and pricing in the decision-making process on transactions and deals.

Risk monitoring and control

In addition to the tasks performed by the Internal Audit Division, the Vice Presidency of Risks  has a specific area of risk monitoring function for adequate credit quality control, formed by local and global teams with specific resources and persons in charge.

This monitoring function is based on process of permanent observation to enable early detection of any incidents that might arise in the evolution of the risk, the transactions, the customers and their environment, and the adoption of preventive actions. The risk monitoring function is specialized by customer segment.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

For this purpose a system called “firms under special surveillance” (FEVE, using the Spanish acronym) has been designed that distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor. The inclusion of a company in the FEVE system does not mean that there has been a losses due to default, but rather that has deemed advisable to adopt a specific policy for this company, to place a person in charge and to set the policy implementation period. Customers classified as FEVE are revised at least every six months, or every three months for those classified in the most severe categories. A company is classified as FEVE as a result of the monitoring process itself, a review performed by Internal Audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.

Assigned ratings are reviewed at least annually, but if any weakness is detected, or depending on the rating itself, more frequent reviews are performed.

For exposures to standardized customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programs.

b.5) Risk control function

Supplementing the management process, the risk control function obtains a global view of the Bank’s loan portfolio, through the various phases of the risk cycle, with a level of detail sufficient to permit the assessment of the current situation of the risk process, its qualities and any eventual changes.

Any changes in the Bank’s risk exposure are controlled on an ongoing and systematic basis against budgets, limits and benchmarks, and the impacts of these changes in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loss portfolio within the parameters set by Executive Commission.

The risk control function is performed by assessing risks from various complementary perspectives, the main pillars being control by geographical location, business area, management model, product and process, thus facilitating the detection of specific areas warranting action and for which decisions have to be taken.

b.5.1) Credit recovery

The Credit Recovery department works in the credit collection and recovery of Banco Santander clients. The strategies and channels of collection operation are defined according analysis which showed the greatest efficiency in the recovery. In the early days of delinquency, is adopted a more enhanced recovery model, with specific strategies, with a closer internal monitoring. Call centers, negativation in the organs of credit protection (credit bureaus), letters of collection  and collection through the branches network are used during this phase, in order to recover the loan and maintain customer relationship. In cases with arrears exceeding 60 days past due and higher values, come into play internal teams specialized in restructuring and credit recovery with direct management of delinquent customers. Lower values or more severe delays have the recovery carried out through third party collection administrative (friendly) or judicial, according to internal criteria, receiving a commission for any amounts recovered.

Tools are used, such as behavioral score, to study the performance of collecting certain groups,  in an attempt to reduce costs and increase recoveries. The customers probability of payment are classified as low risk, and greater attention is paid to maintaining a healthy relationship with them. Customers with little chance of making the payment, in turn, are classified as high risk, and are being monitored more closely . All customers, with overdue amounts or restructured credits, have internal restrictions.

Sales of portfolios of defaulted loans, with a focus on operations in write-off status,  are also held periodically  through an auction process, in which are assessed conditions and characteristics of operations for its evaluation, without retention of risk.

b.6) Credit risk from other outlook

Certain areas and specific views of credit risk deserve attention of specialist, complementary to global risk management.

Concentration risk

Concentration risk is an essential factor in the area of credit risk management. The Bank constantly monitors the degree of concentration of its credit risk portfolios, by geographical area/country, economic sector, product and customer group.

The risk committee establishes the risk policies and reviews the exposure limits required to ensure adequate management of credit risk portfolio concentration.

From the sectorial standpoint, the distribution of the corporate portfolio is adequately diversified.

The Bank’s Risk Area works closely with the Finance Area in the active management of credit portfolios, which includes reducing the concentration of exposures through several techniques, such as the arrangement of credit derivatives for hedging purposes or the performance of securitization transactions, in order to optimize the risk/return ratio of the total portfolio.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Credit risk from financial market operations

This heading includes the credit risk arising in treasury operations with customers, mainly credit institutions. These operations are performed both via money market financing products with different financial institutions and via derivative instruments arranged for the purpose of serving our customers.

Risk control is performed using an integrated, real-time system that enables the Bank to know at any time the unused exposure limit with respect to any counterparty, any product and maturity and at any Bank unit.

Credit risk is measured at its current market value and its potential value (exposure value considering the future variation in the underlying market factors). Therefore, the credit risk equivalent (CRE) is defined as the sum of net replacement value plus the maximum potential value of the contracts in the future.

Environmental risk

Our social and environmental risk policy is applied to wholesale clients and goes beyond credit by analyzing social and environmental issues when new clients are brought to the bank. The Social and Environmental Risk team analyzes the way our clients manage their social and environmental matters, as well as their value chain. This is achieved by checking for contaminated land, deforestation, serious work-related violations and other matters that may incur penalties.

The team, composed of specialists with degrees in Biology, Geology, Chemical Engineering and Health and Safety Engineering, monitors our clients’ social and environmental practices,  financial analysts assess the probability that substandard practices in these areas may affect collateral and clients’ financial performance. Our experience shows that companies that care more about employees and the environment usually have more efficient management systems and are therefore a better credit risk.

b.7) Variations in main aggregates in 2013

The year 2013 was marked by economic growth falls short of expectation that had at its beginning. Important factors such as higher inflation and hence the need to raise the basic interest rate declined the credit market in the year grew less than previous periods.

In this scenario the management of credit risk has been a major focus of management in the year, to the extent that required revisions admission policies of credit monitoring procedures and methods for recovery of loans. The results were significant reductions in delinquency and the need for provision of credit.

Strengthened our risk framework assigning a view to better management and closer to customers, supporting the business strategy of Banco Santander. Thus, we could shut down in 2013 with good results and significant improvement in portfolio quality.

Improving rates of credit recovery in 2013 came from the Tactical Deployment Plan Recoveries, which had intensified focus on the channels of contact charging, the new model the recovery (areas of strategy, business network and collection channels) , renegotiation and revision of management discipline policy.

The involvement of senior management in decision making, and these held collectively at our Committees besides independence Risks relating to the business, allow more assertive decisions and reducing credit risk.

The analysis of credit for projects and companies in the Wholesale segment, continue integrating opinions of our area of Environmental Risk.

Below the table of the evolution of the main indicators of credit.

	2013	2012	2011

Credit risk exposure - customers (Thousand of Reais)	257,419,951	238,803,816	216,756,389
Loans and advances to customers, gross	226,206,449	210,740,669	194,184,437
Contingent Liabilities - Guarantees and other sureties	31,213,502	28,063,147	22,571,952
Non-performing loans ratio (%)	6.20%	7.58%	6.73%
Impairment coverage ratio (%)	97.28%	87.45%	85.52%
Specific credit loss provisions, net of RAWO (*) (Thousand of Reais)	13,640,545	14,041,987	11,179,835
Cost of credit (% of risk)	5.65%	7.25%	4.76%
Data prepared on the basis of management criteria and the accounting criteria of the controller unit.
(*) RAWO = Recoveries of Assets Derecognized.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c) Market Risk

Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others values, according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility.

The Bank operates according to global policies, within the Group’s risk tolerance level, aligned with the objectives in Brazil and in the world.

With this purpose, it has developed its own Risk Management model, according to the following principles:

- Functional independence;
- Executive capacity sustained by knowledge and proximity with the client;
- Global reach of the function (different types of risk);
- Collective decision-making, which evaluate a variety of possible scenarios and do not compromise the results with individual decision, including Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil), which delimits and approves the operations and the Asset and Liabilities Committee, which responds for the capital management and structural risks, including country-risk, liquidity and interest rates.
- Management and improvement of the equation risk/return; and
- Advanced methodologies for risk management, such as Value at Risk – VaR (historical simulation of 521 days with a confidence level of 99% and time horizon of one day), scenarios, financial margin sensibility, equity value and contingency plan.

The Market Risks structure is part of the Vice Presidency of Credit and Market Risks, an independent area that aligns risk policies taking into consideration the guidelines of the Board of Directors and the Risks Division of Santander in Spain.

c.1) Activities subject to market risk

The measurement, control and monitoring of the market risk area comprises all operations in which net worth risk is assumed. This risk arises from changes in the risk factors –interest rate, exchange rate, equities, commodity prices and the volatility thereof– and from the solvency and liquidity risk of the various products and markets in which the Bank operates.

The activities are segmented by risk type as follows:

- Trading: this item includes financial services for customers, trading operations and positioning mainly in fixed-income, equity , foreign currency products and shares.
- Balance sheet management: A risk management assessment aims to give stability to interest income from the commercial and economic value of the Bank, maintaining adequate levels of liquidity and solvency. The risk is measured by the balance sheet exposure to movements in interest rates and level of liquidity.
- Structural risks:

i. Structural foreign currency risk/hedges of results: foreign currency risk arising from the currency in which investments in consolidable and non-consolidable companies are made (structural exchange rate). This item also includes the positions taken to hedge the foreign currency risk on future results generated in currencies other than the Real (hedges of results).

ii. Structural equities risk: this item includes equity investments in non-consolidated financial and non-financial companies that give rise to equities risk.

The Treasury area is responsible for managing the positions taken in the trading activity.

The Financial Management area is responsible for managing the balance sheet management risk and structural risks centrally through the application of uniform methodologies adapted to the situation of each market in which the Bank operates. Thus, in the convertible currencies area, Financial Management directly manages the Parent's risks and coordinates the management of the other units operating in these currencies. Decisions affecting the management of these risks are taken through the ALCO (Asset Liability Control committees) in the respective countries.

The aim pursued by Financial Management is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Bank’s economic value, whilst maintaining adequate liquidity and solvency levels.

Each of these activities is measured and analyzed using different tools in order to reflect their risk profiles as accurately as possible.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c.2) Methodologies

Trading

The Bank calculates its market risk capital requirement using a standard model provided by Central Bank of Brazil.

The standard methodology applied to trading activities by the Banco Santander and the value at risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed.

Specifically, the Bank uses a time window of two years or 521 daily data obtained retrospectively from the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported is the higher of these two figures.

VaR is not the only measure. It is used because it is easy to calculate and because it provides a good reference of the level of risk incurred by the Bank. However, other measures are simultaneously being implemented to enable the Bank to exercise greater risk control in all the markets in which it operates.

One of these measures is scenario analysis, which consists of defining behavior scenarios for various financial variables and determining the impact on results of applying them to the Bank’s activities. These scenarios can replicate past events (such as crises) or, conversely, determine plausible scenarios that are unrelated to past events. A minimum of three types of scenarios are defined (plausible, severe and extreme) which, together with VaR, make it possible to obtain a much more complete spectrum of the risk profile.

The positions are monitored daily through an exhaustive control of changes in the portfolios, the aim being to detect possible incidents and correct them immediately. The daily preparation of an income statement is an excellent risk indicator, insofar as it allows us to observe and detect the impact of changes in financial variables on the portfolios.

Lastly, due to their atypical nature, derivatives and credit trading management (actively traded credit – Trading Book) activities are controlled by assessing specific measures on a daily basis. In the case of derivatives, these measures are sensitivities to fluctuations in the price of the underlying (delta and gamma), in volatility (vega) and in time (theta). For credit trading management activities, the measures controlled include sensitivity to spread, jump-to-default and position concentrations by rating level.

With respect to the credit risk inherent in the trading portfolios (Credit Trading portfolios), and in keeping with the recommendations made by the Basel Committee of Banking Supervision, an additional measure has been introduced, the Incremental Risk Charge (IRC), in order to cover the default risk which is not properly captured in the VaR, through the variation of the related market prices of credit spreads. The instruments affected are basically fixed-income bonds, , derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). The method used to calculate the IRC, is defined globally at Group level.

c.3) Balance-sheet management

Interest rate risk

The Bank analyses the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate repricing gaps in the various balance sheet items.

On the basis of the balance-sheet interest rate position, and considering the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Bank. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products.

The measures used by the Bank to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin (NIM) and market value of equity (MVE) to changes in interest rates, the duration of capital, value at risk (VaR) and scenario analysis.

Interest rate gap of assets and liabilities

The interest rate gap analysis focuses on the mismatches between the interest reset periods of on-balance-sheet assets and liabilities and of off-balance-sheet items. This analysis facilitates a basic snapshot of the balance sheet structure and enables concentrations of interest rate risk in the various maturities to be detected. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the entity's net interest margin and market value of equity.

The flows of all the on- and off-balance-sheet aggregates must be broken down and placed at the point of repricing or maturity. The duration and sensitivity of aggregates that do not have a contractual maturity date are analyzed and estimated using an internal model.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Net interest margin (NIM) sensitivity

The sensitivity of the net interest margin measures the change in the expected accruals for a specific period (12 months) given a shift in the interest rate curve.

The sensitivity of the net interest margin is calculated by simulating the margin both for a scenario of changes in the interest rate curve and for the current scenario, the sensitivity being the difference between the two margins so calculated.

Market value of equity (MVE) sensitivity

The sensitivity of the market value of equity is a complementary measure to the sensitivity of the net interest margin.

This sensitivity measures the interest rate risk implicit in the market value of equity based on the effect of changes in interest rates on the present values of financial assets and liabilities.

 Value at risk (VaR)

The value at risk for balance sheet aggregates and investment portfolios is calculated by applying the same standard as that used for trading: historical simulation with a confidence interval of 99% . Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed.

c.4) Liquidity risk

Liquidity risk is associated with the Bank’s ability to finance its commitments at reasonable market prices and to carry out its business plans with stable sources of funding. The Bank permanently monitors maximum gap profiles.

The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and contingency plans.

Liquidity gap

The liquidity gap determines the inflow and outflow of funds for assets, liabilities (note 41.d) and off-balance sheet accounts at a given time horizon, making it possible to analyze mismatches between the Bank's expected inflow and outflow of funds.

A liquidity gap may be prepared and analyzed as divided into local currency liquidity gap and foreign currency liquidity gap, under which cash and cash equivalents, inflows and outflows and strategies are segregated into local and foreign currency, respectively.

The Bank prepares three types of Liquidity Gap analyses:

1 - Contractual liquidity gap

The Contractual Liquidity Gap determines the contractual maturity flows of the Bank’s major products on a consolidated basis, and any existing mismatches. It also informs the available liquidity in one day and the consumption of or increase in liquidity in the period.

2 - Operational liquidity gap

Daily cash monitoring and management considering the market situation, maturities and renewal of assets and liabilities, liquidity requirement and specific events.

3 - Projected liquidity gap

Based on the Contractual Liquidity Gap, new maturity flows are projected considering the Bank’s budget plan.

Liquidity ratios

In addition to the Liquidity Gap analysis, a Structure Liquidity model is also prepared to assess the structure profile of the sources and uses of the Bank’s funds, which includes Liquidity Ratio studies.

The key Liquidity Ratios analyzed are as follows:

• Deposits / Lending operations – measures the Institution’s ability to finance lending operations with more stable and lower-cost funding.
• Stable Liabilities / Permanent Assets – measures the ration between Capital + Other Stable Liabilities and Investments + Other Permanent Assets.

• Market Funding / Total Assets – measures the percentage of the Group’s assets financed with less stable and higher-cost funding.
• Short-term market funding / Market Funding – measures the percentage of probable liquidity loss (less than 90 days) on total less stable funding.
• Net Assets / Short-term Market Funding – measures the commitment ratio of highly-liquid assets and probable liquidity loss(less than 90 days).

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Scenario analysis / Contingency plan

Liquidity management requires an analysis of financial scenarios where possible liquidity issues are evaluated. For this, crisis scenarios are built and then studied. The model used for this analysis is the Liquidity Stress Test.

The Liquidity Stress Test assesses the institution’s financial structure and ability to resist and respond to the most extreme situations.

The purpose of the Liquidity Stress Test is to simulate adverse market conditions, making it possible assess impacts on the institution’s liquidity and payment ability, so as to take preventive actions or avoid positions that may adversely affect liquidity in worst-case scenarios.

Scenarios are determined based on an analysis of the market commitment during prior crises and future estimates. Four scenarios with different intensity levels are prepared.

Based on an analysis of the stress models, the Minimum Liquidity concept was determined, which is the minimum liquidity required to support the liquidity losses of up to 90% for 90 days in all crisis scenarios simulated.

Based on the results obtained through the Liquidity Stress Test, the Bank prepares its Liquidity Contingency Plan, which is a formal combination of preventive and corrective actions to be taken in liquidity crisis scenarios.

The Liquidity Contingency Plan is primarily intended to the following:

• Crisis identification – the preparation of a Liquidity Contingency Plan requires the determination in advance of a measurable parameter determining the institution’s liquidity condition and structure. This parameter is the Liquidity Minimum Limit determined by the Liquidity Stress Test. When this limit is exceeded, there is a liquidity crisis environment, and thus, the Contingency Plan is used.
• Internal Communication – after the crisis is identified, it is necessary to establish clear communication channels to mitigate the problems raised. People held accountable for taking these contingency actions should be notified of the extent of the contingency and measures to be taken.
• Corrective actions – Actions intended to actually generate the funds required to solve or mitigate the effects of crisis, as follows:
- Assess the type and severity of the crisis;
- Identify the most impacted segment;
- Put in practice the measures planned to generate funds, considering the required amount and cost of the additional resource, either financial or image cost.

ALCO reviews and approves stress models, Minimum Liquidity and Contingency Plan on a semi-annual basis.

If adverse market conditions occur, ALCO may review and approve new models, Minimum Liquidity and Contingency Plan on a need basis.

c.5) Structural foreign currency risk / Hedges of results / Structural equities risk

These activities are monitored by measuring positions, VaR and results.

c.5.1) Complementary measures

Calibration and test measures

Back-testing consists of performing a comparative analysis between VaR estimates and daily “clean” results (profit or loss on the portfolios at the end of the preceding day valued at following-day prices) and “dirty” (managerial income taking into account also the costs, intraday results and loading). The aim of these tests is to verify and provide a measure of the accuracy of the models used to calculate VaR.

Back-testing analyses performed at the Banco Santander comply, at the very least, with the BIS recommendations regarding the verification of the internal systems used to measure and manage financial risks. Additionally, the Santander Bank also conducts hypothesis tests: excess tests, normality tests, Spearman’s rank correlation, average excess measures, etc.

The assessment models are regularly calibrated and tested by a specialized unit.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c.6) Control system

Limit setting

The limit setting process is performed together with the budgeting activity and is the tool used to establish the assets and liabilities available to each business activity. Limit setting is a dynamic process that responds to the level of risk considered acceptable by management.

The limits structure requires a process to be performed that pursues, inter alia, the following objectives:

1. To identify and delimit, in an efficient and comprehensive manner, the main types of financial risk incurred, so that they are consistent with business management and the defined strategy.
2. To quantify and communicate to the business areas the risk levels and profile deemed acceptable by senior management so as to avoid undesired risks.
3. To give flexibility to the business areas for the efficient and timely assumption of financial risks, depending on market changes, and for the implementation of the business strategies, provided that the acceptable levels of risk are not exceeded.
4. To allow business makers to assume risks which, although prudent, are sufficient to obtain the budgeted results.
5. To delimit the range of products and underlyings with which each Treasury unit can operate, taking into account features such as assessment model and systems, liquidity of the instruments involved, etc.

c.7) Risks and results in 2013

Trading

The average VaR of the Bank’s trading portfolio in 2013 was R$26.1 million (2012 - R$20.8 million and 2011 – R$21.7 million). The dynamic management of this profile enables the Bank to change its strategy in order to capitalize on the opportunities offered by an environment of uncertainty.

c.7.1) Balance sheet management (1)

Interest rate risk

Convertible currencies

At 2013 year-end, the sensitivity of the net interest margin at one year to parallel increases of 100 basis points applied to Banco Santander portfolios was concentrated on the BRL interest rate curve was negative by R$383.03 million.

Also at 2013 year-end, the sensitivity market value of equity to parallel increases of 100 basis points applied to the Banco Santander in the BRL interest rate curve was negative by R$1,402.22 million.

Quantitative risk analysis

The interest rate risk in balance sheet management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 b.p. in the interest rate curve, decreased R$81 million over 2013, reaching a maximum of R$383 million in the month in December. The sensitivity value increased R$130 million during 2013. The main factors that occurred in 2013 and influenced the growth of this sensitivity were:

- Sale of roles for recognition of A5666 income, resulting in a decrease in sensitivity for a total of R$291 million.
- Purchase of roles for mounting position, resulting in an increase in net interest income totaling R$125 million.

Thousands of Reais
	2013	2012	2011
Sensibilities
Net Interest Margin	383	272	263
Market Value of Equity	1,402	1,533	1,492
Value at Risk - Balance
VaR	540	296	252
(1)   Includes the balance sheet total, except for the financial assets and liabilities held for trading.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Structural liquidity management

Structural liquidity management seeks to finance the Bank’s recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

The main features of the structural liquidity management in 2013 were as follows:

• Ample structural liquidity position. Since Banco Santander is basically a commercial bank, customer deposits constitute the main source of liquidity in its financing structure. These deposits, combined with capital and other similar instruments, enable the Bank to cover most of its liquidity requirements and, as a result, the financing raised in wholesale markets is moderate with respect to the size of its balance sheet.
•  In Brazil, the legal reserve requirement takes a considerable part of the funding.
• Obtainment of liquidity through diversification in instruments. Additionally, subordinated and senior debts have an overall long maturity.
• The local balance sheet should be self-funded.
• Based on stress test results, a minimum liquidity buffer is maintained.
• Banco Santander reliance in international funding is not considerable.
• The aim is that hard currency related activities be funded with third parties hard currency funding.
• Though, given that potential disruptions in this market, Banco Santander has mechanisms to use the local liquidity in order to support hard currency activities.
• High capacity to obtain on-balance-sheet liquidity. Government bond positions are held for liquidity management purposes.
• The Bank performs control and management functions, which involves planning its funding requirements, structuring the sources of financing to achieve optimum diversification in terms of maturities and instruments, and defining contingency plans.

In practice, the liquidity management performed by the Bank consists of the following:

• Each year, a liquidity plan is prepared on the basis of the financing needs arising from the budgets of each business. Based on these liquidity requirements and taking into account certain prudential limits on the obtainment of short-term market financing, the Bank establishes an issue and securitization plan for the year.
• Throughout the year the Bank periodically monitors the actual changes in financing requirements and updates this plan accordingly.
• Control and analysis of liquidity risk. The primary objective is to guarantee that the Bank has sufficient liquidity to meet its short- and long-term financing requirements in normal market situations. To this end, the Bank employs certain balance-sheet control measures, such as the liquidity gap and liquidity ratios.

Simultaneously, various scenario (or stress-scenario) analyses are conducted which consider the additional requirements that could arise if certain extreme but plausible events occur. The aim pursued is to cover a broad spectrum of situations that are more or less likely to affect the Bank, thus enabling it to prepare the related contingency plans.

c.8) Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to the requirements of regulators and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure,  according to the best market practices and the transaction classification and capital management criteria of the New Standardized Approach of regulators. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of  Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practices, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by  Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as at December 31, 2013.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Trading portfolio

Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(1,108)	(19,853)	(39,707)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(9,767)	(135,858)	(271,716)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(5,610)	(9,970)	(19,940)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(160)	(489)	(978)
Foreign currency	Exposures subject to foreign exchange	(8,465)	(211,615)	(423,230)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(1,383)	(11,823)	(23,646)
Inflation	Exposures subject to change in coupon rates of price indexes	(1,235)	(14,555)	(29,110)
Shares and Indexes	Exposures subject to change in shares price	(3,486)	(87,142)	(174,284)
Other	Exposures not meeting the previous settings	(994)	(50)	(99)
Total (1)		(32,208)	(491,355)	(982,710)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency and stocks);
Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;
Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Portfolio Banking

				2012
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(30,514)	(854,985)	(1,619,450)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in Exchange of TR and TJLP	(8,411)	(253,579)	(434,305)
Inflation	Exposures subject to change in coupon rates of price indexes	(1,703)	(25,295)	(48,941)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(47,114)	(253,798)	(530,827)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(10,316)	(55,043)	(119,343)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(44,938)	(283,314)	(537,036)
Foreign Currency	Exposures subject to foreign exchange	(2,791)	(69,780)	(139,559)
Total (1)		(145,787)	(1,795,794)	(3,429,461)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points in interest rate curves and 1% price variance (currency);
Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;
Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

d) Operational and Technological Risks and Internal Controls - SOX

Banco Santander’s corporative areas, responsible for technological and operational risk management and Internal controls are under the supervision of various vice-presidents, with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate  managerial model permitting the identification, capture, assessment, control, monitoring, mitigation and reduction of  operational risk events and losses. In addition, the management and prevention of operational and technological risks, the continuity of the business and the continuous strengthening of the internal control system, meets the requirements of the regulators, the New Basel Accord (BIS II) and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The procedures developed and adopted are intended to ensure Banco Santander’s continuing presence among the select group of financial institutions recognized as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity and reliability in the local and international markets.

Management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for the continuous improvement of the operational and technological risk management culture and structure, as well as of the internal control system, in order to ensure compliance with the established objectives and goals, as well as the security and quality of the products and services provided.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity (PRE) related to operational risk.

The 2013 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in March, 2014 and found no evidence of any material issues.

d.1) Operational and Technological Risks Area (ROT)

This area is responsible for implementing best practices in regard to operational and technological risk management and controls, as well as business continuity management Such practices are designed to help managers meet strategic goals, contribute to Banco Santander’s decision-making process and the daily course of its activities and ensure compliance with all legal and regulatory requirements, thus maintaining the Bank’s reputation, reliability and solidity.

The foundations of the model adopted for the management and control of operational and technological risks combine both a centralized and decentralized approach.

Centralized approach: determines that the Operational Risk area is responsible for the control of operational and technological risks, corresponding to the following activities: the identification, assessment, capture, monitoring, control, analysis, consolidation, mitigation and modeling of significant operational risks and the events and losses resulting from such risks, encompassing all of Banco Santander’s areas, processes and institutions.

Decentralized approach: determines that the management of operational and technological risks is the responsibility of the organization’s area, process and product managers, aided by operational risk and internal control representatives, and supported by the policies, methodologies and tools defined by the ROT. Managers identify and communicate operational risk events to the ROT for registration in the historical event and loss database and in order to develop and implement corrective and preventive measures.

Banco Santander does everything possible to ensure the convergence and consistent integration of best operational risk control and management practices. With this in mind it also adopts qualitative and quantitative focuses, and the management and control of technological risks and business continuity.

d.2) Qualitative and Quantitative Focuses

The qualitative focus aims to identify and prevent operational risks, as well as define the risk profile of the areas, processes and products, seeking to strengthen the internal control environment and monitor key qualitative operational risk indicators (KRIs).

The quantitative focus is correlated with the qualitative one, helping to detect, correct and prevent operational risks, as well as providing a mechanism for analyzing and making strategic and operational decisions.

Both focuses are responsible for providing methodologies and tools to assist managers in identifying and assessing risks and controls, as well as defining the operational risk profiles of the areas, processes and products. They also help in the implementation of policies, rules, procedures and tools to maintain the flow of capturing risk events, losses and key operational risk indicators, consolidating them into a single database, allowing analysis of the respective risks, identification of their main causes, and, together with the responsible managers, the coordination and effective implementation of action plans to mitigate and reduce operational risks and losses.

d.3) Management and Control of Technological Risks

Helps managers to identify and evaluate technological risks and their respective internal controls in specific relation to technology-related processes and activities. It also defines methodologies and tools, working closely with corporate management and coordination with those responsible for preventing and reducing the impacts caused by technological risk events.

d.4) Management and Control of Business Continuity

Responsible for coordinating and controlling the implementation, maintenance and updating of the Business Continuity Management (GCN) methodology of Banco Santander’s various areas.

Its main goal is to preserve the integrity of the organization’s people, values and commitments, in addition to evaluating the need to develop and implement the Business Continuity Plan and the consequent formalization of procedures and alternative infrastructure to ensure the continuity of Banco Santander’s core businesses with its stakeholders. These plans are developed through the evaluation of impacts caused by a possible interruption of activities as a result of extreme events that may affect the Bank.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The main results are:

• Analysis of Business Impact – BIA;
• Business Continuity Plan – PCN;
• Contingency structure activation tests; and
• Group Crisis Response – GRC.

d.5) Scope and Sustainability

The scope of Banco Santander’s operational and technological risk management, as well as its business continuity management, exceeds the allocation of regulatory capital. Acting in an ethical and professional manner, the control of operational and technological risks generates important advantages for the Bank, ensuring its sustainable development, including:

• Improved operational efficiency and productivity in activities and processes and optimization of the allocation of economic and regulatory capital.
• Compliance with existing regulations (Bacen, CVM, Susep and BIS-II), as well as with new requirements, and monitoring timely responses to requests from regulatory bodies.
• Strengthening of the Bank’s reputation and improving the risk/return ratio for its stakeholders.
• Maintaining and preserving the quality and reliability of the Bank’s products and services, as well as those of its related parties.
• Identifying and addressing in a timely manner the need to correct vulnerabilities in processes and conduct business continuity and damage control tests.
• Development and application of training programs through online and on-site courses aiming to disseminate the operational and technological risk and GCN culture.
• Propagation of the operational risk management and control culture through internal communications (intranet, printed material and other means), thereby reinforcing accountability.

This solid and efficient structure permits the continuous enhancement of existing methodologies and the further dissemination of the culture of responsibility in regard to the management and control of operational risk events.

d.6) Differential factor

The Operational Risk area invests in the development, training and updating of its professionals so they can keep up with changes in the business environment, in addition to offering training programs for other professionals through the intranet and on-site courses.

This has made a significant contribution to Banco Santander consistently achieving its strategic and operational goals, by providing knowledge of the exposure to assumed operational risks and the controlled environment, maintaining the Bank’s low-risk profile and ensuring the sustainable development of its operations.

Stand out:
• Annual Operational and Technological Risk Prevention and Control Week.
• Maintenance of the New Employee Interaction Program, “A single voice,” with lectures on responsibility and operational risk management.
• Training on the necessary procedures for evaluating the internal control environment.
• Mandatory training for all Banco Santander employees through Netcursos, addressing the issue of operational risks and business continuity.
• The creation, dissemination and maintenance of Instruction Manuals, promoting corporate values and commitment.
• Coordination of the annual process for projecting losses caused by operational risks, defining action plans to reduce these losses and for accountability.
• Development of key risk indicators, aiming to ensure absolute and relative analyses based on volumetry and market analysis.
• Integration with the other areas of the Bank, electing representatives for the most important ones, including the technology area.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d.7) Outlook

As a result of the structure, methodology and management model it has developed and adopted and which has proved its effectiveness through the implementation of improved internal controls and the identification of risk exposure, Banco Santander is expected to further strengthen its position in the local and international markets, while consolidating this strategy, in order to maintain its recognition as an innovative institution in regard to managing  and controlling operational and technological risks and managing business continuity.

d.8) Communication Policy

The Operational Risk area is part of Banco Santander’s governance structure and produces a series of specific monthly reports for management detailing events that occurred, the main activities undertaken, and the corrective and precautionary action plans identified and monitored, ensuring transparency and providing knowledge for governance forums.

Semiannually, it produces a Report on the Management and Control of Operational and Technological Risks, the Management of Business Continuity and the Evaluation of Internal Controls, which is presented to the Bank’s Board of Directors for its awareness and to enable it to take resolutions on the results and activities developed in the period.

Additional information can be obtained from the Bank’s Social and Annual Reports on its website.

Internal Controls and the Sarbanes-Oxley Act Area (SOX)

The Bank instituted the SOX Internal Controls area in order to strengthen the monitoring and continuous enhancement of the Internal Controls Model (MCI) through the implementation and coordination of this Model, which aims to reduce risks in the preparation and disclosure of financial statements.

The area is responsible for implementing and maintaining the SOX Internal Controls Model (MCI), which is consolidated by information documented in a single database (the SOX System), with access to the responsible managers and other authorized users, including auditors, through the local intranet or email.

The system helps Management administer the MCI, in addition to documenting sub-processes and associated risks, indicators and controls. It is also used by the managers responsible to certify controls, sub-processes, processes, activities and subgroups, in order to ensure that there are no problems with the financial statements to be certified by the Chief Executive Officer and Executive Vice-President.

The methodology adopted by the Bank establishes the periodic evaluation of the internal control systems aiming to:

- Based on established and performed tests, obtain a reasonable degree of security in relation to the design and operation of the control activities documented in the Internal Controls Model;
- Ensure the proper operation of control activities for all transactions and during the entire year;
- Obtain information to support corrective measures to resolve any deficiencies in internal controls; and
- Develop a sustainable test program to enable periodic evaluations by Banco Santander’s management.

Responsibilities of the Sox Internal Controls area

To help strengthen the SOX Internal Control Model to ensure compliance with the requirements of the Sarbanes-Oxley Act of 2002.

In order to comply with the requirements of this law, Banco Santander adjusted its Internal Controls Model (MCI) to stricter international standards, which are in line with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), encompassing strategic, operational, financial disclosure and compliance elements.

The methodology includes the following periods for internal certification:

- semiannual certification – beginning of the second half: resulting from the evaluation of the design and operation of the control activities in relation to the first half.
- annual certification – beginning of the following year: resulting from the evaluation of the design and operation of controls in the second half or during the year ended – annual controls are not included in the semiannual certification.

In addition, it prepares a semiannual report to evaluate the quality and compliance of the internal control systems and to identify material distortion risks that may impact the financial statements, as well as evaluate the quality of the internal control environment that permits the correct preparation and disclosure of the financial statements, thus meeting the requirements of the regulatory bodies. The internal controls report considers the entire Internal Controls Model methodology developed, applied and monitored under the SOX System.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The main goals of the area are:

•  To disseminate the risk management and internal control culture throughout the various levels of the Organization;
•  To implement and provide formal maintenance of the Risk and Control Model based on a consistent methodology (COSO and COBIT) accepted by the inspection bodies and including all the relevant areas;
•  To document the operational flow, allowing the process to be viewed as a whole, identifying material risks and controls involving the business and the improvement of processes;
•  To provide support for the conclusion that the Internal Control Model is appropriate for the nature and complexity of the respective businesses;
•  To validate the identified and documented controls in order to mitigate potential material risks of the activities through effectiveness tests in regard to design and operation.

e) Reputational Risk

e.1) Reputational Risk

Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception. The reputational risk management is accomplished through responsible involvement in the right business with the right client.

Accordingly Banco Santander aims to offer the most suitable product according to the each customer profile.

e.2) Compliance

The Compliance Risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation that may suffer  as a result of failure to comply with laws, regulations, codes of conduct and good banking practices in the exercise of their activity. The Compliance at Banco Santander has a proactive approach, working in educational processes, monitoring and corporate communications.

The Compliance area operates independently, reporting  to Management, Regulatory Compliance Panel, contributing to maintain the reputation and integrity of Banco Santander.

e.3) Directives

a. Compliance principles – Ethics and Conduct in the Securities Markets

The Bank’s ethical principles and conduct parameters are established in internal policies which are made available to all employees. Conduct Code in the Securities Markets and its formal acknowledgement is mandatory to all staff working close to securities markets.  Proper communication channels are in place to clarify doubts and complaints from employees, monitoring and controls are conducted in a way that adherence to the rules established is secured.

b. Money Laundering Prevention

The Bank’s money Laundering Prevention policies and terrorism financing prevention are based on the knowledge and rigorousness of the acceptance of new clients, complemented by the continuous scrutiny of all transactions where the Bank are involved in. The importance given to the theme is reflected on the direct involvement of senior management, namely the Operational Money Laundering Prevention and Compliance Committee, which meets each trimester to deliberate on issues regarding the theme and to be directly involved with new clients acceptance and suspicious transactions reporting.

c. New products and services and suitability

All new products and services are debated/analyzed in internal committees on several levels until their risks are completely minimized, the Corporate Commercialization  Committee (Comité Corporativo de Comercialización - CCC), integrated by executives of Banco Santander (Spain), being the ultimate approval instance. After the approval these products and services are monitored, in order to identify events in a timely manner that may pose reputational risk, reported to the Commercialization  Committee.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

f) Compliance with the new regulatory framework

The Banco Santander has assumed from the outset a firm commitment to the principles underlying the “Revised Framework of International Convergence of Capital Measurement and Capital Standards” (Basel II). This framework allows entities to make internal estimates of the capital they are required to hold in order to safeguard their solvency against events caused by various types of risk. As a result of this commitment, the Santander Bank has devoted all the human and material resources required to ensure the success of the Basel II implementation plan. For this purpose, a Basel II team was created in the past, consisting of qualified professionals from the Bank’s different areas: mainly Finance, Risks, Technology and Operations, Internal Audit −to verify the whole process, as the last layer of control at the entity−, and Business −particularly as regards the integration of the internal models into management. Additionally, specific work teams have been set up to guarantee the proper management of the most complex aspects of the implementation.

Supplementing the efforts of the Basel II operating team, Santander Bank management has displayed total involvement from the very beginning. Thus, the progress of the project and the implications of the implementation of the New Capital Accord for the Banco Santander have been reported to the management committee and to the board of directors on a regular basis.

In the specific case of credit risk, the implementation of Basel II entails the recognition, for regulatory capital purposes, of the internal models that have been used for management purposes.

The Bank intends to apply, over the next five years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its banks, until the percentage of net exposure of the loan portfolio covered by this approach is close to 100%.

Given the medium-low risk profile characterizing Banco Santander’s business activities, since it focuses primarily on commercial banking (SMEs and individuals), and the significant diversification of the Bank’s risk. The Pillar 2 which takes into account the impact of risks not addressed under Pillar 1 (regulatory capital) and the benefits arising from the diversification among risks, businesses and geographical locations.

The Banco Santander continued in 2013 with the project for the progressive implementation of the technology platforms and methodological developments required for the roll-out of the AIRB approaches for regulatory capital calculation purposes. Therefore, the Bank expects to apply advanced approaches for the calculation of regulatory capital requirements at its business units in Brazil in 2016, after the required approval from the supervisory authorities has been obtained.

Regarding the other risks addressed under Pillar I of Basel II, the Banco Santander is developing internal models for market risk and will remain using the standardized method for operational risk, since it considers the premature use of advanced models (AMA) for this purpose . Regarding the Market Risk, Banco Santander presented his candidacy in the second half of 2011, pending approval with the regulators for the use of internal models for calculating regulatory capital.

Pillar 2 is another significant line of action under the Basel II Corporate Framework. In addition to reviewing and strengthening the methodology supporting the economic capital model, the technology was brought into line with the platform supporting Pillar 1, so that all the information on credit risk will come from this source.

Besides the Basel II implementations, Banco Santander is involved with the studies for the implementation of Basel III, as preliminaries guidelines and the schedule released by Bacen. The studies involve methodology for ascertainment of the Regulatory Capital, minimum Requirements of RC’s maintenance, level I from RC and Total Capital and Creation of Additional of Countercyclical Buffers and Conservation.

f.1) Internal validation of risk models

Internal validation is a pre-requisite for the supervisory validation process by Basel II implementation. A specialized unit of the Entity, with sufficient independence, obtains a technical opinion on the adequacy of the internal models for the intended internal or regulatory purposes, and concludes on their usefulness and effectiveness. This unit must also assess whether the risk management and control procedures are adequate for the Entity’s risk strategy and profile.

In addition to complying with the regulatory requirement, the internal validation function provides an essential support to the risk committee and the local risk committees in the performance of their duties to authorize the use of the models (for management and regulatory purposes) and in their regular reviews.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Internal model validation at the Banco Santander encompasses credit risk models, market risk models, option pricing models and the economic capital model. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the quality of the data they provide, on which their effective operation relies, and, in general, all the relevant aspects of advanced risk management (controls, reporting, uses, involvement of senior management, etc.). Therefore, the aim of internal validation is to review quantitative, qualitative, technological and corporate governance related to Basel aspects.

The internal validation function is located, at corporate level, within the Integrated Risk Control and Internal Risk Validation area (CIVIR) and reports directly to head office (the third deputy chairman of the Bank and to the chairman of the risk committee) in Madrid. This function is performed at a global and corporate level in order to ensure uniformity of application. The need to validate models implemented at different units subject to create four corporate validation centers located in Madrid, London, New York and Sao Paulo. This facilitates the application of a corporate methodology that is supported by a set of tools developed internally by the Banco Santander which provide a robust corporate framework for application at all the Bank’s units and which automate certain verifications to ensure efficient reviews.

It should be noted that the Banco Santander corporate internal validation framework is fully consistent with the internal validation criteria for advanced approaches issued by regulators. Accordingly, the Bank maintains the segregation of functions between internal validation and internal audit, which, in its role as the last layer of control at the Bank, is responsible for reviewing the methodology, tools and work performed by internal validation and for giving its opinion on the degree of effective independence.

f.2) Capital Management

Capital management considers the regulatory and economic aspects and its objective is to achieve an efficient capital structure in terms of cost and compliance, meeting the requirements of the regulatory authorities and supporting to accomplish the goals of the classification of rating agencies and investors' expectations. The capital management includes securitization, sale of assets and raise capital through issuing shares, subordinated liabilities and hybrid instruments.

From an economic standpoint, capital management seeks to optimize value creation at the Bank and at its different business segment. To this end, the economic capital, RORAC (return on risk-adjusted capital) and data about the value creation of each business segment are generated. Within the framework of the internal capital adequacy assessment process (Pillar 2 of the Basel Capital Accord) the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in different economic scenarios, with the solvency levels agreed upon by the Group.

In order to adequately manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on financial projections (balance sheet, income statement, etc.) and on macroeconomic scenarios estimated by the Economic Research Service. These estimates are used by the Bank as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets and ensure adequate solvency levels.

g) Economic capital

g.1) Main objectives

The development of economic capital models in finance aims to solve a fundamental problem of regulatory capital, Sensitivity Risk.

In this context, the economic capital models are essentially designed to generate risk-sensitive estimates, allowing greater precision in risk management, as well as better allocation of economic capital by business units of Banco Santander.

The Banco Santander has directed efforts to build a model of robust and integrated economic capital to the business management.

The main objectives of the structure of economic capital of the Banco Santander are:

1 - Consolidate Pillar I and other risks which affect business in a single quantitative model, and determine estimates of capital by establishing correlations between different risks;
2 - Quantify and monitor different types of variations in risk;
3 - Distribute capital consumption between the different portfolios and manage the efficiency of return on capital (RORAC);
4 - Estimating the Economic Value Added for each business unit. Economic profit must exceed the cost of the Bank's capital;
5 - Accordance with the regulation in areas where the Bank operates in the review process of Pillar II by supervisors.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

g.2) The economic capital model

In calculating the economic capital, is the Bank's definition of losses to be covered. Thus, is used a confidence interval necessary to ensure business continuity. The confidence interval for the Banco Santander is 99.90% higher than required by Basel II.

The risk profile in Brazil is distributed by Credit risk, Market, ALM, Business, Operations and fixed assets. However, to successfully anticipate the changes proposed in Basel III, new risks have been incorporated to model: Intangibles, pension funds (defined benefit) and tax credits, which allow the Bank to adopt a position even more conservative and prudent.

% Capital	2013		2012	2011
Risk Type	New Methodology	New Methodology	Comparison
Credit	60%	57%	65%	63%
Market	3%	4%	4%	4%
ALM	8%	5%	6%	7%
Business	8%	8%	9%	9%
Operational	8%	13%	14%	16%
Fixed Assets	1%	1%	1%	1%
Intangible Assets	3%	4%	-	-
Pension Funds	2%	3%	-	-
Deferred Tax Assets	7%	5%	-	-
TOTAL	100%	100%	100%	100%

Still, for being a commercial bank, credit is the main source of risk in Banco Santander and evolution of your wallet a leading factor for oscillation

Banco Santander periodically evaluates the level and evolution of RORAC (risk-adjusted return) of the main business units. The RORAC is the quotient of the profit generated on allocated capital, using the following formula:

RoRAC=Profit/Economic Capital

Banco Santander also makes the planning of capital in order to obtain future projections of economic and regulatory capital. The estimates obtained for the Bank are incorporated to different scenarios consistently, including its strategic objectives (organic growth, M & A, payout ratio, credits, etc.). Possible management strategies leading to optimize capital and solvency return of the Bank are identified.

RoRAC

Banco Santander has used the RORAC, with the following objectives:

1 – Analyze and set a minimum price for operations (admission) and clients (monitoring).
2 – Estimate capital consumption of each customer, economic groups, portfolio or business segment, in order to optimize the allocation of economic capital, maximizing the efficiency of the Bank.
3 – Measure and monitor business performance.

To evaluate the operations of global customers, the calculation of economic capital takes into account some variables used in the calculation of expected losses and unexpected.

Among these variables are:

1 – Counterparty rating;
2 – Maturity;
3 – Guarantees;
4 – Type of financing;

The return on capital is determined by the cost of capital. To create value for shareholders, the minimum return operation must exceed the cost of capital of Banco Santander.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

45. Supplementary information – Conciliation of shareholders’ equity and net income

The table below present a conciliation of shareholders’ equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

Thousands of Reais	Note	2013	2012	2011

Shareholders' equity attributed under to the Parent Brazilian GAAP		62,819,207	63,451,508	64,428,862
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	a	3,367	7,032	13,840
Redesignation of financial instruments to available-for-sale	b	28,912	460,340	303,686
Impairment on loans and receivables	c	155,527	80,413	1,128,106
Deferral of financial fees, commissions and inherent costs under effective
interest rate method	d	319,533	394,823	545,763
Reversal of goodwill amortization	e	17,060,156	13,423,171	9,786,227
Realization on purchase price adjustments	f	999,510	1,068,715	708,533
Share based payments	g	-	-	34,132
Recognition of fair value in the partial sale in subsidiaries	h	112,052	-	-
Others		(132,063)	12,994	(85,820)
Shareholders' equity attributed to the parent under IFRS		81,366,201	78,898,996	76,863,329
Non-controlling interest under IFRS		289,101	237,130	18,960
Shareholders' equity (including non-controlling interest) under IFRS		81,655,302	79,136,126	76,882,289

Thousands of Reais	Note	2013	2012	2011

Net income attributed to the Parent under Brazilian GAAP		2,107,327	2,725,748	3,548,482
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	a	(17,587)	(20,797)	18,918
Redesignation of financial instruments to available-for-sale	b	96,213	(118,847)	18,402
Impairment on loans and receivables	c	75,114	(628,474)	907,516
Deferral of financial fees, commissions and inherent costs under effective
interest rate method	d	(75,290)	(150,940)	245,763
Reversal of goodwill amortization	e	3,636,985	3,636,944	3,103,452
Realization on purchase price adjustments	f	(69,205)	(59,037)	69,013
Recognition of fair value in the partial sale in subsidiaries	h	112,052	-	-
Others		(142,115)	98,009	(172,342)
Net income attributed to the parent under IFRS		5,723,494	5,482,606	7,739,204
Non-controlling interest under IFRS		124,630	10,618	7,928
Net income (including non-controlling interest) under IFRS		5,848,124	5,493,224	7,747,132

a) Classification of financial instruments at fair value through profit or loss:

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” the financial assets can be measured at fair value and included in the category as “other financial assets at fair value through profit or loss” to eliminate or significantly reduce the accounting mismatch the recognition or measurement derived from measuring assets or liabilities or recognizing gains or losses on them on different bases, which are managed and their performance evaluated on the basis of fair value. Thus, the Bank classified loans, financing and deposits that meet these parameters, as the "other financial assets at fair value through profit or loss", as well as certain debt instruments classified as “available for sale” under BRGAAP. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

b) Redesignation of financial instruments to available-for-sale:

Under BRGAAP, the Bank accounts some investments, for example, in debt securities at amortized cost and equity securities at cost. At the time of preparing this balance sheet, management revised its strategy for managing their investments and in accordance with the premises of the Central Bank Circular 3.068, were reclassified debt securities category for "negotiation" with record in fair value through profit or loss. Under IFRS, the Bank has classified these investments as available for sale, measuring them at fair value with changes recognized in the "Consolidated statements of comprehensive income", within the scope of IAS 39 "Financial Instruments: Recognition and Measurement", which does not allow reclassification of any financial instrument for the fair value through profit or loss category after initial recognition.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c) Impairment on loans and receivables:

On the income refers to the adjust based on estimated losses on loans and receivables portfolio, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Central Bank. Additionally, the equity accumulated adjustments of the allocation of purchase price when the acquisition of Banco Real, according to the requirements of IFRS 3 "Business Combinations".

d) Deferral of financial fees, commissions and other costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and other costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognized directly as income when received or paid.

e) Reversal of goodwill amortization:

Under BRGAAP, goodwill is amortized systematically over a period up to 10 years and additionally, the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; comparing its recoverable amount with its carrying value. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

f) Realization on purchase price adjustments:

As part of the allocation of the purchase price related to the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has recognized the assets and liabilities of the acquiree to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

• The appropriation related to the value of assets in the loan portfolio. The initial recognition of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is appropriated by its average realization period.
• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

g) Share based payments:

Banco Santander has a local long-term compensation plans linked to payments based in shares. According to IFRS 2 "share based payments", the amount of shares to be paid should be measured at the fair value and accounted in equity, while in BRGAAP it is accounted in "Other Payables - Other". ". In January 2012, the BRGAAP began to adopt CMN Resolution 3,989/11, which eliminated this difference with IFRS.

h) Recognition of fair value in the partial disposal of investments in subsidiaries

Under IFRS, in accordance with IFRS 10 "Consolidated Financial Statements" on partial disposal of a permanent investment, fair value is recognized over the remaining portion. Under BRGAAP, this type of operation, ongoing participation is maintained by its book value.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

46. Subsequent Events

Plan to Optimize the Capital Structure

On September 26, 2013, the Company disclosed a Material Fact announcing that, in order to optimize its capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan  has the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6,000,000, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1st, 2013, the proposals for return of funds to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (during the period of opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP). According to the Notices to the Market published on January 7, 20141 were entitled the Equity Distributions all holders of Units or shares of the Bank on  January 14, 2014, include, and the Bank's shares and Units will be traded ex-rights to the Equity Distributions as from January 15, 2014. Payment to shareholders occurred on January 29, 2014.

Issuance of Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in dollars, amounting to R$6,000,000. The issuance of Notes held on January 29, 2014 having been fully paid by the shareholders of the Bank.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional 2: US$1,247,713, equivalent to R$3,000,000, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes  shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional 2: US$1,247,713, equivalent to R$3,000,000 (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

The Notes have the following main characteristics in common: ( a) unitary value of, at least, US$150 and integral multiples of US$1.00 at that exceeds this minimum value , ( b ) The Notes may be redeemed or repurchased by Banco Santander (1) after the 5th anniversary from the date of issue of the Notes , the Bank at its own initiative or due to change in tax laws applicable to the Notes , or (2) at any time , because of the occurrence of certain regulatory events ; ( c ) the credits from the Notes may be granted as paid in capital increase of the Bank with the subsequent issuance of ordinary and preferred shares issued by the Bank , to the extent necessary to compose Units, if certain regulatory events defined in CMN Resolution 4.192/13 are verified , in which case the Bank will promote an increase in share capital , subject to the preemptive rights to all shareholders to subscribe for new ordinary and preferred shares .

Banco Santander will request for Bacen's approval for the Notes compose the Tier I and Tier II regulatory capital.

Bonus and Grouping of Shares

It is estimated that the last step of the PR Optimization Plan  - the bonus shares and adjust the composition of the Units and reverse shares split - should be brought to the ordinary general meeting in the first quarter of 2014.

(1) Related to U.S. Record Date, the date of payment or any other further information may be obtained through the website:www.adr.com.
(2) Translated for rate as reported by Bacen at January 27, 2014  for reais into dollars of R$2.4044 to U.S. $ 1.00.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

				Adjusted
Directly and Indirectly controlled by Banco Santander (Brasil) S.A.		Participation %		Stockholders'
	Activity	Direct	Indirect	Equity	Net Income
Banco Bandepe S.A.	Bank	100.00%	100.00%	2,944,279	105,150
Santander Leasing S.A. Arrendamento Mercantil	Leasing	78.57%	99.99%	5,034,417	218,424
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	100.00%	100.00%	1,054,375	58,816
Santander Brasil Administradora de Consórcio Ltda. (2)	Buying club	100.00%	100.00%	127,038	24,292
Santander Microcrédito Assessoria Financeira S.A.	Microcredit	100.00%	100.00%	21,392	3,277
Santander Brasil Advisory Services S.A.	Other Activities	96.52%	96.52%	12,914	806
CRV Distribuidora de Títulos e Valores Mobiliários S.A.	Dealer	100.00%	100.00%	29,108	4,986
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	99.99%	100.00%	261,947	60,509
Santander Participações S.A.	Holding	100.00%	100.00%	1,252,642	84,081
Santander Getnet (1)	Other Activities	50.00%	50.00%	113,866	98,847
Sancap Investimentos e Participações S.A.	Holding	100.00%	100.00%	370,459	92,179
Mantiq Investimentos Ltda.	Other Activities	100.00%	100.00%	6,937	754
Santos Energia Participações S.A.	Holding	100.00%	100.00%	82,448	(3,051)
Santander Brasil EFC	Financial	100.00%	100.00%	2,444,438	23,113
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	Insurance Broker	60.65%	60.65%	587,926	189,261

Controlled by Santander Serviços
Webcasas S.A.	Other Activities	-	100.00%	23,972	(528)

Controlled by Sancap
Santander Capitalização S.A.	Savings and annuities	-	100.00%	213,035	85,289
Ablasa Participações S.A.	Holding	-	100.00%	22,675	225

Controlled by Santos Energia Participações S.A.
Central Eólica Santo Antônio de Pádua S.A.	Wind Power	-	100.00%	22,215	(173)
Central Eólica São Cristovão S.A.	Wind Power	-	100.00%	40,029	(243)
Central Eólica São Jorge S.A.	Wind Power	-	100.00%	42,432	(193)

Brazil Foreign Diversified Payment Rights Finance Company (a)	Securitization	-	(a)	-	-
Santander FIC FI Contract I Referenciado DI (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Unix Multimercado Crédito Privado (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Financial Curto Prazo (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Capitalization Renda Fixa (a)	Investment Fund	-	(a)	-	-
Santander Paraty QIF PLC (a)	Investment Fund	-	(a)	-	-

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

(a) Company over which effective control is exercised,  according with IFRS 10 - Consolidated Financial Statements, and there is no ownership interest.
(1)   Banco Santander has authority to make decisions related to business strategy. Additionally, Banco Santander allows Getnet the use of its branch network and brand for the sale of products, which among other factors determines the Bank's control of Getnet.
(2) At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcios agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios (Incorporated) by Santander Brasil Consórcio (Incorporator) (Incorporation) which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012. The merger will give through the transfer of the net book value of incorporated for the stockholders’ equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) were recognized and recorded directly on the incorporator. On November 30, 2012 this process of incorporation was approved by the Bacen.

***

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Dear Stockholders:

We presented the Management Reports to consolidated financial statements of Banco Santander (Brasil) S.A. for the year ended December 31, 2013, were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the interpretations issued by the IFRS Interpretation Committee (Current name of IFRIC) (IFRS).

• Macroeconomic Environment

Economic activity remained moderate, albeit better than in 2012. Third quarter GDP, according to the latest figures released in December, grew by 2.2% over the same period in 2012, below the 3.3% YoY recorded in the previous quarter. Investments rose 7.3% YoY, driven mainly by a buildup in inventories and favored by the depressed basis of comparison in 2012. Household consumption expanded by 2.3% in the same period. On the supply side, the main highlight was the 2.2% YoY growth in services. Industry maintained the positive behavior, expanding 1.9% YoY, but lower than the 2.7% observed in the previous quarter. Agricultural GDP fell by 1.0% in 3Q13 over the same period in the previous year, chiefly due to the performance of certain crops (proportionally greater drop in output from the 2013 harvest vis-à-vis planted area).

Consumer prices, measured by the IPCA index, increased by 5.91% in the 12 months through December, higher than the 5.84% observed in 2012. Services continued to pressure inflation, driven by increasing labor costs, although this was partially offset by regulated prices. In this context, the Central Bank’s Monetary Policy Committee (Copom) maintained the tightening of the monetary policy, which started in April of 2013, and hiked the basic interest rate (Selic) to 10.5% p.a. at its January 15th meeting. This is already impacting bank lending rates. In November, the average non-earmarked rate for loans to individuals stood at 38.5% p.a. versus 34.7% p.a. in November 2012.

Outstanding credit grew 14.5% YoY in the 12 months through November, reaching R$2.65 trillion, or 55.6% of GDP, still driven by mortgage lending, which grew by 34.2% YoY in the same period, well above the other credit lines.

The fragile global scenario is still weighing on Brazilian exports, which dropped by 0.2% YoY in 2013 while imports rose 7.4% in the year, lowering the trade surplus to US$2.5 billion from US$19.4 billion in 2012. The current account deficit amounted to US$81.1 billion in the 12 months ending in November, while foreign direct investments (FDI) totaled US$62.8 billion. The exchange rate ended 2013 at R$2.34/US$, due to higher volatility as a result of changes in the monetary policy in the United States of America. The Brazilian Central Bank took measures, through auctions of FX swap contracts, were instrumental for restraining FX volatility.

Regarding fiscal accounts, sluggish activity coupled with tax breaks have weighed negatively on tax revenues, but non-recurring revenues helped maintaining the primary budget at a surplus of 2.2% of GDP in the 12 months through November. In the same period, public sector borrowing requirement reached 3.0% of GDP, slightly below the 3.3% recorded in September 2013. The net public sector debt closed November at 33.9% of GDP, 0.8 p.p. below the September level. Gross public debt reached 58.5% of GDP in the same period.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

1. Net Income

Consolidated Income Statements	12.31.2013	12.31.2012	Annual Change %	4th Quarter of 2013	3rd Quarter of 2013	Quarterly Change %
R$ Million

INTEREST NET INCOME	28,479	31,587	-10%	7,031	6,892	2%
Income from equity instruments	81	94	-14%	34	2	-
Income from companies accounted for by the equity method	91	73	25%	7	34	-79%
Fee and commission net	8,101	7,610	6%	2,141	1,922	11%
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net)	(595)	(170)	250%	(663)	588	-213%
Other operating income (expense)	(445)	(623)	-29%	(105)	(156)	-33%
TOTAL INCOME	35,712	38,571	-7%	8,445	9,282	-9%
Administrative expenses	(13,851)	(13,772)	1%	(3,733)	(3,472)	8%
Personnel expenses	(7,046)	(7,086)	-1%	(1,897)	(1,746)	9%
Other general expenses	(6,805)	(6,686)	2%	(1,836)	(1,726)	6%
Depreciation and amortization	(1,252)	(1,201)	4%	(321)	(288)	11%
Provisions (net)	(2,693)	(2,057)	31%	(1,484)	(571)	160%
Impairment losses on financial assets (net)	(14,118)	(16,476)	-14%	(3,176)	(3,291)	-3%
Impairment losses on other assets (net)	(345)	(38)	-	(259)	36	-818%
Gains (losses) on disposal of assets not classified as non-current assets held for sale	460	501	-	47	1	-
Gains (losses) on non-current assets held for sale not classified as discontinued operations	106	(53)	-	4	8	-54%
OPERATING PROFIT BEFORE TAX	4,019	5,475	-27%	(477)	1,705	-128%
Income taxes	(234)	(37)	532%	(98)	(376)	-74%
PROFIT FOR CONTINUED OPERATIONS	3,785	5,438	-30%	(575)	1,329	-143%
Discontinued Operations	2,063	55	-	2,017	22	-
PROFIT FOR THE YEAR	5,848	5,493	6%	1,442	1,351	7%

Net Interest Margin

On December 31, 2013, the net interest income reached R$28,479 million decreased of 10% compared with the previous year. On the quarter increased of  2%.

Expenses (Administrative + Personnel)

The expenses (administrative + personnel) totaled R$13,851 million on December 31, 2013, an increase of 1% compared with the previous year. On the third quarter of 2013, the general expenses increased 8%. Other administrative expenses totaled R$6,805 million, an increase of 2% compared with the previous year and 6% on the quarter.

Personnel expenses totaled R$7,046 million on December 31, 2013, a decrease of 1% in twelve months and increased 9% in three months.

As a result the efficiency ratio, calculated by division the general expenses by total revenue, reached 38.8%.

Provision for impairment of loans and advances

The expenses for impairment losses, including the total revenue recovery, totaled R$13,900 million and R$16,476 million on the year ended on December 31, 2013 and 2012, respectively, decreasing 15.6%.

Income Taxes

The total taxes includes income tax, social contribution, PIS and Cofins. On December 31, 2013, the tax income reached to an expense of R$234 million, considering the Cayman fiscal hedge effect the income tax is an expense of R$2,601 million.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

2. Assets/Liabilities

The total assets on December 31, 2013 totaled  R$453,052 million.

Consolidated Balance Sheets	12.31.2013	12.31.2012	Annual Change %	09.30.2013	Quarterly Change %
R$ Million

Assets
Cash and Balances with the Brazilian Central Bank	51,714	55,535	-7%	64,322	-20%
Financial Assets held for Trading	30,219	31,638	-4%	32,394	-7%
Other Financial Assets at Fair Value Through Profit or Loss	1,298	1,228	6%	1,250	4%
Loans and amounts due from credit institutions	-	5	-100%	-	0%
Debt instruments	106	124	-15%	115	-8%
Equity instruments	1,192	1,099	8%	1,135	5%
Available-for-Sale Financial Assets	46,287	44,149	5%	37,594	23%
Loans and Receivables	258,777	226,957	14%	240,341	8%
Loans and amounts due from credit institutions	46,043	29,913	54%	33,083	39%
Loans and advances to customers	226,206	210,740	7%	221,060	2%
Impairment Losses	(13,472)	(13,966)	-4%	(14,056)	-4%
Debt instruments	-	270	-100%	254	-100%
Hedging Derivatives	323	156	107%	163	98%
Non-Current Assets Held For Sale	275	166	66%	164	68%
Investments in Associates and Joint Ventures	1,064	472	125%	1,018	5%
Tax Assets	22,060	21,497	16%	22,133	8%
Other Assets	5,085	5,601	-1%	5,209	0%
Tangible Assets	6,886	5,938	0%	6,391	0%
Intangible Assets	29,064	29,271	-10%	29,139	-4%
Goodwill	27,218	27,218	3%	27,218	0%
Other intangible assets	1,846	2,053	-9%	1,922	-2%
Total Assets	453,052	422,608	7%	440,118	3%

Consolidated Balance Sheets	12.31.2013	12.31.2012	Annual Change %	09.30.2013	Quarterly Change %
R$ Million

Liabilities
Financial Liabilities Held For Trading	13,554	5,352	153%	5,420	150%
Financial Liabilities at Amortized Cost	329,701	306,976	7%	324,133	2%
Deposits from Central Bank of Brazil and deposits from credit institutions	34,032	35,074	-3%	35,848	-5%
Customer deposits	200,156	188,595	6%	199,888	0%
Marketable debt securities	65,301	54,012	21%	60,798	7%
Subordinated liabilities	8,906	11,919	-25%	8,690	2%
Other financial liabilities	21,306	17,376	23%	18,908	13%
Hedge Derivatives	629	282	123%	448	40%
Provisions	10,892	12,775	-15%	9,839	11%
Tax Liabilities	11,693	13,784	-15%	13,966	-16%
Other Liabilities	4,928	4,303	15%	4,694	5%
Total Liabilities	371,397	343,472	8%	358,500	4%
Total Equity	81,655	79,136	3%	81,618	0%
Total Liabilities and Equity	453,052	422,608	7%	440,118	3%

Loan Portfolio

As a result, the total portfolio reached R$226,206 million, increasing in twelve months 7% and increasing in the quarter of 2%.

Funding

Total funding (deposits from credit institutions, deposits from clients, marketable debt securities and subordinated liabilities) reached R$308,395 million in 2013, increased 6.5% YoY.

3. Stockholders’ Equity

Banco Santander consolidated stockholders’ equity amounted to R$81,655 million on December 31, 2013, compared to R$79,136 million in December 2012.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The evolution of stockholders’ equity compared with December 2012 is due, mainly, to income of R$5,848 and the movements of other comprehensive income amounting to  R$951 million, partially reduced by dividends and interest on capital of R$2,400 million, approved by the Board of Directors.

The International Accounting Standards IAS 19, were covered on Other Comprehensive Income for defined benefit plans, the IAS 19 established fundamental changes in the accounting and disclosure of employee post-employment benefits as removing the mechanism of the corridor in the record of the obligation of the plans, as well as changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability), the effect of this change was a record in stockholders' equity in December 31, 2012 (retrospective) of R$2,417 million and on December 31, 2013 was R$1,332 million, the reduction is primarily due to the increase in the discount rate applied in benefit plans and assets of the plan (long-term government securities).

In 2013, 5,268,000 Units were acquired, 2,049,180 Units were paid as Bonus and Long-Term Incentive Plan – Local and 5,600 treasury shares were sold. The balance accumulated of treasury shares on December 31, 2013, amounting to 11,823,638 Units (December 31, 2012 – 8,610,418) equivalent to R$177 million (December 31, 2012  – R$134 million). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$13.36, R$15.06 and R$18.52. In 2013 were acquired 5,015,447 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 6,748,347 ADRs, in the current amount of R$115 million (December 31, 2012 - R$36 million). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$5.86, US$7.24 and US$10.21. The market value of these shares on December 31, 2013 was R$13.98 per Unit and US$5.40 per ADR.

Dividends and Interest on Capital	Dec/13	ON	PN	Units
(R$ Millions)
Interest on capital (1) (5)	300	0.7200	0.7921	79.2055
Interim Dividends (2) (6)	650	1.5603	1.7163	171.6337
Interim Dividends (3) (7)	450	1.0821	1.1904	119.0365
Interim Dividends (4) (8)	285	0.6862	0.7548	75.4818
Intercalary Dividends (4) (8)	715	1.7199	1.8918	189.1847
Total	2,400

(1) Established by the Board of Directors in March 2013, common shares - R$0,6120, preferred shares - R$0,6732 and Units R$67,3247 net of taxes.
(2) Established by the Board of Directors in June 2013.
(3) Established by the Board of Directors in September 2013.
(4) Established by the Board of Directors in December 2013.
(5) The amount of interest on capital were allocated to the mandatory dividend for the year 2013 and both were paid on August 29, 2013, without monetary compensation.
(6) The amount of interim dividends were allocated to the complementary dividends, for the year 2013 and were paid on August 29, 2013, without any compensation to monetary.
(7) The amount of interim dividends, R$144,473 were fully attributed to the mandatory dividends for the year 2013 and the amount of the R$305,527 will be attributed to complementary dividends for the year 2013 and both will be paid from February 26, 2014, without any compensation to monetary.
(8) The amount of interim dividends were fully attributed to mandatory dividends for the year 2013 and will be paid on February 26, 2013 without any monetary compensation.

Basel Index

In March 2013, the Bacen issued the standards related to the definition of capital and regulatory capital requirements in order to implement the recommendations of the Basel Committee on Banking Supervision (Basel III). The main objectives are: (i) improve the ability of financial institutions to absorb shocks from the financial system or the other sectors of the economy, (ii) reduce the risk of contagion in the financial sector on the real sector of the economy, (iii) assist the maintaining financial stability, and (iv) promoting sustainable economic growth and (v) improve de risk management practices, increase disclosure transparency.

The implementation of the new Basel III rules starts from October 1st, 2013. In October 31, 2013, was issued a second set of rules that complement and enhance the first group.

The regulatory capital is measured based on the Basel Standardized Approach, as established by Bacen, and considers: (a) Credit Risks – capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk of mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks – requirement of a specific capital portion.

The Basel ratio, which is calculated in a consolidated manner, reached 19.2%.

Banco Santander, according to Bacen Letter 3.477/2009, quarterly disclose information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br/ri.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Analysis of Income by Segment

Banco Santander operates two business segments: Commercial Bank and Global Wholesale Bank. The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

On December 17, 2013, was held the sale of Asset Management operations and disposal of all Santander Brasil Asset's shares, that up to September 2013 was allocated on Asset Management and Insurance segment. The gains/losses with the sale of Asset Management , thus the gains/losses of Santander Brasil Asset are recorded in "Discontinued Operations" on Commercial Banking segment, according to IFRS 5. With the sale of the Asset Management segment, would be more appropriate to merge the Insurance segment with the Commercial Banking segment. This retrospective amendment takes effect on the presentation of this financial statements.

On December 31, 2013, the Commercial Bank reached for 38% of profit before tax and the Global Wholesale Bank reached 62%.

The profit before tax for the Commercial Banking reached R$1,510 million, and the Global Wholesale Bank recorded a profit before tax of R$2,509 million on December 31, 2013.

Results by Segment	12.31.2013	12.31.2012	Annual Change %
R$ Million

Commercial Bank (1)	1,510	3,103	-51%
Global Wholesale Banking	2,509	2,372	6%
Profit Before Tax	4,019	5,475	-27%

(1) Includes in the Commercial Bank, the fiscal hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$2,367 million due to the effects of the devaluation of the Real against the Dollar in 2013, the Profit before Tax for the Commercial Bank segment was R$3,877 million.

• Recent Events

Extension of the Period for Reaching the Minimum Free Float

On October 10 and 11, the Bank published Notices to the Market informing its shareholders that on October 8, BM&FBovespa had granted Banco Santander’s and its majority shareholders’ request to (i) extend the period for reaching the minimum free float until October 7, 2014; and (ii) reduce the current free float of 24.6% to 22.5%, exclusively in the context of: (a) the Buyback Program of depositary share certificates (“Units”) or American Depositary Receipts (“ADRs”); and (b) the acquisition abroad, by Banco Santander Spain, or any other member of the Santander Group, of ADRs issued by the Bank. This authorization does not affect Banco Santander’s obligation to achieve a free float of 25% by October 7, 2014, as set forth in the Agreement for the Adoption of Level 2 Corporate Governance Practices.

Extraordinary Shareholders Meeting - ESM

On November 1st, 2013 was held the Bank’s ESM, where it was resolved the on the following Agenda: (i) Proposal for the Bank’s capital decrease, keeping the percentage of ownership interest held by shareholders in the Bank’s share capital unchanged, with subsequent amendment to the main section of Article 5 of the Bylaws; (ii) Proposal for amendment to item XIII of article 17 of the Bank’s bylaws; and (iii) the conduction of Mr. Celso Clemente Giacometti to the position of President of the Bank’s Board of Directors; the conduction of Mr. Jesús Maria Zabalza Lotina to the position of Vice-President of the Bank’s Board of Directors and to confirm the composition of the Bank’s Board of Directors.

Implementation of the Program for Reinvestment of Dividends (PRD)

On November 1st, 2013, it was published Notice to Shareholders, in order to inform about the implementation of its Program for Reinvestment of Dividends (PRD) as approved by the Brazilian Securities and Exchange Commission (“CVM”) in the scope of Proceeding SP 2013/0207.

The Program aims to provide for the shareholders an alternative for systematic and organized reinvestment of their dividends and/or interest on capital in shares of Banco Santander.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Exercise of the Exchange Rights by the Qatar Holding Luxembourg II S.À R.L.

On November 11, 2013, it was published Notices to the Market informing that, on October 29, 2013, Qatar Holding Luxembourg II S.À R.L. (“QHL”) exercised its exchange rights related to the mandatorily exchangeable bonds in the total amount of USD2,718 billion, acquired pursuant to the purchase agreement, dated October 28, 2010, entered into between Banco Santander Spain, as issuer, and QHL, as purchaser.

As a result of QHL’s exercise of its exchange rights, on November 7, 2013, Qatar Holding received from Banco Santander Spain 190,030,195 ADR issued by Banco Santander. Therefore, and considering the 6,431,575 ADR issued by Banco Santander currently held directly or indirectly by Qatar Holding up to November 7, 2013, QHL (together with its controlling shareholders, controlled and commonly controlled entities) holds a total of 196,461,770 ADR of Banco Santander as of the date thereof, which represents 5.08% of the common shares and 5.28% of the preferred shares of the Bank.

The exercise of exchange rights from QHL did not impact the Banco Santander’s free float.

Capital Optimization Plan

On September 26, 2013, the Bank published a Material Fact announcing that, in order to optimize its capital structure, the Board of Directors had submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("Plan for optimization of the RC"). The aim is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The Plan for optimization of the RC comprises the following items: (i) the restitution of funds to the shareholders of Banco Santander in the total amount of R$6.0 billion, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a plan of bonus share issue and an adjustment in the composition of the Units, followed by a share inplit, with the purpose of eliminating trading in cents.

Restitution of Funds¹

On November 1st, 2013, the restitution of funds to the shareholders was approved by an ESM. In January 2014, conditions for the effective restitution of funds were met (conclusion of the period of opposition from unsecured creditors, approval by the Bacen and filing of the minutes of the meeting with the São Paulo State Registry of Commerce - JUCESP). According to the Notice to the Market published on January 7, 2014, all holders of the Company’s shares or Units registered as such on January 14, 2014 would be entitled to receive the funds restitution. The Bank’s shares and units were traded ex-rights as of January 15, 2014 and payment was effected on January 29, 2014.

Issuance of Notes²

On January 14, 2014 the Board of Directors approved the issuance of Notes abroad in U.S. dollars, in an amount equivalent to R$6.0 billion. The Notes were issued on January 29, 2014 and were fully paid in by the Bank’s shareholders.

The specific characteristics of the Notes issued to compose Tier I capital were: (a) Principal3: US$1.248 billion, equivalent to R$3.0 billion; (b) Interest rate: 7.375% p.a. (c) Maturity date: the Tier I Notes are perpetual; (d) Frequency of interest payments: quarterly as of April 29, 2014. The specific characteristics of the Notes issued to compose Tier II capital were: (a) Principal3: US$1.248 billion, equivalent to R$3.0 billion (b) Interest rate: 6.0% p.a. (c) Maturity date: January 29, 2024; (d) Frequency of interest payments: semi-annually as of July 29, 2014.

The Notes have the following main characteristics in common: (a) a unit value of at least US$150 thousand and integral multiples of US$1.00 for amounts exceeding this minimum value; (b) the Notes may be repurchased or redeemed by Banco Santander (1) after the 5th anniversary of their date of issue on the Bank’s own initiative or due to a change in tax laws applicable to the Notes, or (2) at any time, due to the occurrence of certain regulatory events; (c) the credits arising from the Notes may be granted as paid in a capital increase of the Bank with the subsequent issuance of common and preferred shares by the Bank, in the proportion necessary to compose Units, if certain regulatory events defined in National Monetary Council Resolution 4192/13 are verified, in which case the Bank will undertake an increase in its capital stock, with preemptive rights for all shareholders in the subscription of new common and preferred shares .

Banco Santander will request approval from the Bacen for the Notes to compose Tier I and Tier II of its regulatory capital.

Bonus Share and Share Inplit

The last stage of the Plan for optimization of the RC – the bonus share issue and adjustment of the composition of the Units and the share inplit – is expected to be sent for approval by a Shareholders’ Meeting in the first quarter of 2014.

(1) For more details see Notice to shareholders published in January 7, 2014.
(2) For more details see Notice to shareholders published in January 14, 2014.
(3) Values converted at the exchange rate R$2.4044/US$, related to January, 27th, 2014, published by the Bacen.
(1) The current Capital on Consolidated Statements in IFRS  is R$62,634,585 (net of issuances costs of R$ 193,616, of the Global Share Offering), after the conclusion of the plan to optimize the capital structure, the Capital will be R$56,634,585, net of issuances costs.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• Strategy

The mission of Banco Santander is to be the customer’s bank of choice as a simple, a secure, an efficient and a profitable bank which constantly seeks to improve its service quality, with a team that enjoys working together to gain the recognition and trust of all. As a result, the Bank’s strategy is focused on the following objectives:

• To be the first bank of our customer, intensifying our relationship with them on a segmented basis and providing the best value to all customer segments with a modern commercial models, which are simple and efficient,
• To expand the bank’s main business, growing revenue in a sustainable way considering the balance between loans, funding and services,
• To maintain sustainable and efficient risk and cost management,
• Promote an intense agenda of productive transformation following the transformation of the financial industry focused on simplicity, productivity and efficiency,
• Maintain discipline in capital management and financial soundness in each business.

In order to get better meet customer needs, in 2013 Banco Santander launched the “Conta Santander Combinada”, which offers current account, credit card, a service package, overdraft facilities and other differentiated benefits. This proposal aims to offer product and service options to get the customer’s needs in different moments of their lives, as well as to increase customer linkage.

Also, in this year, the bank created a new segment, “Santander Select”, which is a new category of financial services designed to provide high-income clients with a unique and specialized service.

In addition, Santander Brasil continues increasing its commercial activities through commercial agreement. In the card segment, has announced a new agreement to acquire the operations of GetNet and entered into a commercial agreement with iZettle, marking an important step forward in its strategy of increasing its local footprint in the acquiring business. In the vehicle financing segment maintains agreements with Hyundai, Renault and Nissan.

Also in 2013, Banco Santander inaugurated the new Data Center in Campinas, the largest technology center in Latin America. On the sustainability front, Banco Santander’s strategy continues to be focused on fundamental pillars of Social and Financial Inclusion, Education and Management, and Social and Environmental Businesses. It is also worth mentioning Banco Santander’s microcredit activities, whose purpose is to benefit small entrepreneurs who do not have access to conventional lines of credit. Banco Santander has the largest microcredit program among Brazil’s private banks. In 2013, it was elected the most sustainable bank in the Americas by the Financial Times in association with the IFC (International Finance Corporation).

Another important aspect of our strategy is the maintenance of comfortable liquidity, coverage ratios and capital. At the end of September, Santander announced a plan to optimize its capital structure in order to increase efficiency. After the conclusion of this plan, Santander Brazil will maintain its position as the most capitalized bank retail in Brazil, attending not only to current legal requirements, but also to those provided by Basel III.

• Main Subsidiaries

As of December 31, 2013, Santander Leasing S.A. Arrendamento Mercantil reported total assets of R$45,468 million, a lease and other credits portfolio of R$2,764 million and stockholders' equity of R$5,034 million. Net income for the year ended on December 31, 2013 was R$218 million.

As of December 31, 2013, Aymoré Crédito, Financiamento e Investimento S.A. reported R$30,982 million in total assets, R$27,682 million in lending operations and others credits, and R$1,054 million of stockholder´s equity. The income for the year ended on December 31, 2013 was R$59 million.

As of December 31, 2013, Santander Corretora de Câmbio e Valores Mobiliários S.A. reported total assets of R$658 million and stockholders' equity of R$262 million. Net income for the period ended on December 31, 2013 was R$61 million.

As of December 31, 2013, Santander Brasil, Establecimiento Financiero de Credito, S.A. reported total assets of R$2,637 million, R$723 million of loan portfolio and stockholders' equity of R$2,444 million. The net income of the period ended on December 31, 2013 was R$23 million.

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned, reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted. The table below presents the ratings given by the main rating agencies.

• Corporate Governance

On October 23, 2013, it was known by the Bank’s Directors the leaving of Mr. Luis Felix Cardamone Neto, who acted as Vice-President Executive Officer, being responsible for the Real Estate Business, Financial, Payroll Loan, Insurance and Capitalization.

On November 27, 2013, on the meeting held by the Board of Directors, it was ratified the nomination the Bank’s Ombudsman, Mrs. Maria Lúcia Ettore do Vale, replacing Mr. Miguel de Souza Lopes. As well as it was approved the Annual Calendar of the Company for 2014.

On December 18, 2013, it was approved by the Board of Directors the Bank’s annual budget for the fiscal year 2014, and it was also approved the Independent Auditors’ fees for the fiscal year 2013.

On the Board of Directors meeting, held on December 30, 2013, it was elected as Vice-President Executive Officer, Mr. Juan Sebastián Moreno Blanco, who will be in charge for the Commercial Vice-Presidency, who will only take the office after approval of his election by the Brazilian Central Bank and after obtaining his permanent visa from the Brazilian Ministry of Labour and Employment.

• Risk Management

1. Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the highest standards of prudent management and vision client. Each committee has certain powers and approval levels, while respecting local legal and regulatory environment. Decisions are collegial and defined through credit committees, which ensure that different opinions. Its main responsibilities are:

• Integrate and adapt the Bank's risk to local, as well as risk management strategy and the willingness and level of risk tolerance, all matched with corporate standards Banco Santander Spain;
• to approve the proposals and operations and limitations of clients and portfolio (wholesale and retail);
• references on general themes related to Market Risk;
• to guarantee Banco Santander activities are consistent with the risk tolerance level previously approved by Committee Executive; and
• to authorize the use of local management tools and risk models and to be familiar with the result of their internal validation.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The risk function at Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas and reports directly to the CEO of Banco Santander.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

2. Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches.

The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments. Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

3. Credit Risk

The Credit Risk Management tries to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis of exposure and trends as well as the effectiveness of credit policy. The objective is to keep a risk profile and an appropriate minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee. Additionally, it is responsible for the control and monitoring systems used in the management of credit risks and market These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between customers and individual customers with similar characteristics (standardized).

4. Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Banco Santander operates in accordance with the global policies within the risk appetite of the Bank and aligned with the objectives in Brazil and worldwide. For this purpose, developed its own model of Risk Management, the following principles:

• Functional independence;
• Executive capacity sustained by knowledge and customer proximity;
• Global scope (different types of risk);
• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;
• Management and optimization of the risk / return; and
• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

5. Environmental and Social Risk

Is in effect the Practice of Social and Environmental Risk of Banco Santander for the Wholesale Bank which, in addition to lending, provides analysis of environmental issues in accepting clients. The area of Social and Environmental Risk analyzes the social and environmental management of the client and its value chain items such as contaminated areas, deforestation, labor violations and other problems for which there is a risk of imposition of penalties.

A specialized team training in Biology, Geology, Chemistry, Engineering, Health and Safety monitors the social and environmental practices of customers and a team of financial analysts studying the probability of harm related to these practices that may affect the securities and financial condition of customers Banco Santander. The Bank's experience shows that the company cares for the well-being of its employees and the environment in which it operates usually have a more efficient and therefore more likely to honor its commitments and generate good business.

6. Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

Banco Santander’s corporative areas, responsible for technological and operational risk management and Internal controls are subordinate to different Vice-Presidencies, with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate managerial model permitting the identification, capture, assessment, control, monitoring, mitigation and reduction of operational risk events and losses. In addition, the management and prevention of operational and technological risks, the continuity of the business and the continuous strengthening of the internal control system, meets the requirements of the regulators, the Basel Accord (BIS II) and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The developed and adopted procedures aim for Banco Santander’s continuing presence among the select group of financial institutions as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity, sustainability and reliability in the local and international markets. The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk. The 2012 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in February 2013 and found no evidence of any material issues. Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

Internal Audit depends directly on the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application.

Audit Committee and the Board of Directors were informed on Internal Audit’s works during the year from 2013, according to its annual plan.

The Audit Committee approved the internal audit work plan and activity report for 2014. In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on its inherent risks, audit’s last rating, level of compliance with recommendations and size.

In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout 2013, internal control procedures and controls on information systems pertaining to units under analysis were assessed on work plan for 2013, taking into account their conception efficiency and performance.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• People

For Banco Santander ensure the preference of its clients, it is essential to put the utmost value on its main asset: People. Since its employees are the strongest link between the Bank and its clients, it is continuously fine-tuning its management practices and processes so that they remain fully motivated and fulfill all their potential.

Banco Santander seeks to ensure that its professionals identify with the Organization and share its values, in the belief that their dedication is crucial for the consolidation and dissemination of its differentials. Consequently, in addition to offering and encouraging a participatory and collaborative working environment, it prepares its teams so  way that they have various career and development possibilities. Thanks to a series of local and international programs and opportunities, employees are always alert to new opportunities and challenges.

Some of Banco Santander’s initiatives for supporting the personal and professional growth of its People are listed below:

• Career Opportunities and Recognition: preparing its employees and interns for various career and development possibilities. It offers local and international development programs and encourages mobility between different areas and countries and identifies the progress of each individual through transparent and objective assessment procedures;

• People Appreciation: valuing its People outside the professional area by recognizing their social and family needs. It offers opportunities and benefits geared towards the complete individual, such as the Specialized Personal Support Program (PAPE), as well as more segmented solutions, aimed at ensuring a better working, home and social life;

• Continuous Managerial Development: Banco Santander’s managers are the strongest link between the Organization and its professionals. They are therefore subject to continuous development programs to ensure their alignment with the Bank’s strategy and proposal and that they inspire their teams and promote their advancement in the pursuit of excellence, thereby generating results for shareholders, clients, employees and society as a whole;

• Encouraging Innovation: encouraging its professionals to always look ahead, trying to glimpse hitherto unseen horizons in order to improve client service and generate efficiency. Best practices are shared on a daily basis and ideas are highly valued;

• Participatory and Collaborative Environment: there is ample room for employees to question, discuss and suggest new ways of doing things in a participatory and collaborative manner within a multicultural and multigenerational environment. The Bank’s relationships are based on transparency and trust in order to promote teamwork and self-esteem. Thus everyone progresses and teams mesh, allowing the Bank to evolve and innovate; and

• Being Part of a World Class Company: with a differentiated proposal as an employer, a talented team with the best professionals in the market, and an increasingly strong brand, Banco Santander has many reasons to be proud. International tradition, a global presence and local recognition are underlined by its 155 years of history, 190 thousand employees worldwide, 50 thousand in Brazil alone, and more than 100 million clients.

• Sustainable Development

Banco Santander's strategy for sustainability is based on three elements, critical to the development agenda of the country: Social Inclusion and Financial, Education, and Social and Environmental Business. Santander integrates three benchmark indices for socially responsible investments: the Corporate Sustainability Index (ISE) and the Carbon Efficient Index (ICO2), both the BM&FBovespa, and the Global Compact 100, an index that includes actions of companies committed to the ten principles of the ONU Global Compact. The operations of the bank led to the recognition as the most sustainable bank of the year in the category Americas, the award granted by the Financial Times, in conjunction with the IFC (International Finance Corporation).

In the fourth quarter of 2013, in line with actions aimed at financial inclusion, Banco Santander launched the Service Branch in Paraisópolis, one of the largest communities of São Paulo, as well as providing self-service terminals, will have a team focused on serving the microentrepreneurs in the region.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander:

a) Sale of the Investment Fund Management and Managed Portfolio Operations, currently developed by Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset)

On December 17, 2013, was concluded the operation involving the sale of its asset management business, by Banco Santander current developed by Santander Brasil Asset ("Transaction"), as informed in the Material Fact dated May 30, 2013, the Transaction falls within the context of a partnership abroad between Banco Santander Spain and the world’s leading private equity companies, Warburg Pincus and General Atlantic., which aims to promote the global growth of its unit management of third party funds, as relevant Fact as of May 30, 2013. This operation generated a gain to Banco Santander of R$2,008 million before taxes.

Within the scope of the Transaction, Banco Santander disposal all Santander Brasil Asset shares, of which, during Transaction, the asset management activity then performed by Santander Brasil Asset, was segregated from third-party fund allocation activity into a new asset manager created for that purposes (“Asset Manager”).

As part of the Transaction, was entered into between the Asset Manager and Banco Santander a trade agreement establishing the general rules for the management and distribution of products and services to Banco Santander's customers. Banco Santander will remain as manager and dispenser of funds, receiving remuneration consistent with market practices.

b) Segregation of equity investments of the temporary nature and of the investments in companies that provide services complementary to those provided by financial institutions

Aiming to segregate the equity investments of a temporary nature (private equity) and equity interests in entities that provide complementary services to the financial services Banco Santander, were made the following acts:

• Partial spin-off of Santander Participações S.A. (Santander Participações, current corporate name of Santander Advisory Services S.A.), based version of the spun-off assets to Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (Partial Spin-Off), approved by shareholders in the meeting held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Spin-off took place through the transfer of net assets of Santander Participações to the capital of Santander Serviços, based on the audited balance sheet on the November 30, 2012. Equity changes that occur between the base date of such balance sheet and the execution of the Partial Spin-off were recognized and recorded directly into Santander Serviços;

• Capital increase in Santander Serviços on December 31, 2012 in the amounts of R$371 million, with the issuance of 113,803,680,982 common shares, fully subscribed and paid  by Santusa Holding, S.L. (Santusa) in Spain investment company controlled by Banco Santander Spain. After such transaction, Santander Serviços capital stock to be owned by Banco Santander and Santusa, in the proportion of 60.65% and 39.35%, respectively; and

• Acquisition by Santander Serviços shares of the company Tecnologia Bancária S.A. - Tecban (Tecban) held by Santusa as Sale and Purchase Agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, were approved by Bacen pursuant to Resolution 4.062/2012, and effective on March 27, 2013.

c) Incorporation of Santander Administradora de Consórcios Ltda (Santander Consórcios) by Santander Brasil Administradora de Consórcio (Santander Brasil Consórcio)

At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcio agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios (Incorporated) by Santander Brasil Consórcio (Incorporator) (Incorporation) which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012.

The merger will give through the transfer of the net book value of incorporated for the equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) will be recognized and recorded directly on the incorporator.

On November 30, 2012 this process of incorporation was approved by the Bacen.

d) Others Corporate Movements

We also performed the following corporate actions:

• Constitution of “Atual Companhia Securitizadora de Créditos Financeiros”, under the meeting held on September 28, 2012, which aims at the acquisition of exclusive social credits from lending operations, financing and leasing;

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• Opening capital of Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil) in the category “B”, pursuant to the EGM held on August 30, 2012, whose record was obtained with the CVM on November 27,2012;

• Incorporation of all shares of issue Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing) by CFI RCI Brasil, on May 31, 2012, so that RCI Brasil Leasing became a wholly owned subsidiary of  CFI RCI Brasil. On August 28, 2012 this process was approved by the Bacen;

• Acquisition in January 21, 2013 by Webmotors, 100% of the share capital of Idéia Produções e Design Ltda- ME;

• Partial spin-off of Webmotors with reduction on capital on April 30, 2013 and subsequent formation of a new company named Webcasas S.A.;

• Was celebrated on June 21, 2013 between Webmotors and Carsales.com the Share Subscription Agreement  (“Agreement”)  with a view for Carsales to participate in the capital stock of Webmotors (“Transaction”), representing 30% of all its capital amounting R$ 180 million. This transaction generated a gain in Santander Serviços amounting R$120 million related to the change in the percentage shareholding in Webmotors S.A. due to the entry of Carsales in its capital and R$169 million, related to the recognition of the fair value of the indirect remaining in Banco Santander of Webmotors’ capital of 42.5% (60.65% for the Bank's investment in the Santander Serviços’ capital under  70% of investment  to Santander Serviços for Webmotors S.A.), under IFRS 10 - Consolidated Financial Statements;

• Capital reduction of Santander Leasing , on January 04, 2013, amounts R$5 billion, without changing the number of shares.

• Disposal on November 22, 2013 of all shares of MS Participações Societárias S.A. amounting R$47.2 millions by Banco Santander, for Capital Riesgo Global, S.C.R. de Régimen Simplificado, S.A., followed by disposal on December 28, 2013 by Capital Riesgo Global, S.C.R. de Régimen Simplificado, S.A., of investment for Elincasiol, S.L.

• Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that during in the year 2013, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than 5% of the related overall consideration.

According to CVM Instruction 381/2003, we list the other services and their dates:

• March 12, 2013 - Agreement for provision of identifying improvements in internal controls to calculate the allowance for doubtful accounts according to the criteria IFRS.

São Paulo, March 31, 2014

The Board of Directors The Executive

(Adopted at the Meeting of the Board of March 27, 2014).
***

BANCO SANTANDER (BRASIL) S.A.

Executive’s  Report of  Financial Statements

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executive of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended December 31, 2013, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Members of Companies’ Executive on December 31, 2013:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Carlos Alberto López Galán

Vice-President Executive Officer
Carlos Rey de Vicente
Ignacio Dominguez-Adame Bozzano
João Guilherme de Andrade So Consiglio
Manoel Marcos Madureira
Marco Antônio Martins de Araújo Filho
Oscar Rodriguez Herrero
Pedro Carlos Araújo Coutinho
Pedro Paulo Longuini

Executive Officer
Fernando Díaz Roldán
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Antonio Pardo de Santayana Montes
Carlos Alberto Seiji Nomoto
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Y Alvarez
Jean Pierre Dupui
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Maria Eugênia Andrade Lopez Santos
Mauro Siequeroli
Miguel Angel Albero Ocerin
Nilo Sérgio Silveira Carvalho
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg
Vanessa de Souza Lobato Barbosa
Wilson Luiz Matar

BANCO SANTANDER (BRASIL) S.A.

Executive’s  Report of  Independent Auditors' Report

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executive of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that discussed, reviewed and agreed with the views expressed in the Banco Santander's Independent Auditors' Report for the period ended December 31, 2013, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Members of Companies’ Executive on December 31, 2013:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Carlos Alberto López Galán

Vice-President Executive Officer
Carlos Rey de Vicente
Ignacio Dominguez-Adame Bozzano
João Guilherme de Andrade So Consiglio
Manoel Marcos Madureira
Marco Antônio Martins de Araújo Filho
Oscar Rodriguez Herrero
Pedro Carlos Araújo Coutinho
Pedro Paulo Longuini

Executive Officer
Fernando Díaz Roldán
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Antonio Pardo de Santayana Montes
Carlos Alberto Seiji Nomoto
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Y Alvarez
Jean Pierre Dupui
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Maria Eugênia Andrade Lopez Santos
Mauro Siequeroli
Miguel Angel Albero Ocerin
Nilo Sérgio Silveira Carvalho
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg
Vanessa de Souza Lobato Barbosa
Wilson Luiz Matar

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander (Brasil) S.A.

Date:	March 31, 2014	By:	/s/ Amancio Acurcio Gouveia
			Name:	Amancio Acurcio Gouveia
			Title:	Officer Without Specific Designation

By:	/s/ Carlos Alberto Lopéz Galán
	Name:	Carlos Alberto Lopéz Galán
	Title:	Vice - President Executive Officer